SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 23, 2005

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes          No

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: Shareholder materials for STMicroelectronics’ Annual General Meeting of Shareholders (“AGM”) of March 18, 2005, including: (i) AGM Agenda; (ii) Managing Board Report to the AGM; (iii) Supervisory Board Report to the AGM; (iv) Personal data of Proposed sole member of the Managing Board, Carlo Bozotti; Personal data of Proposed COO, Alain Dutheil; Proposed Supervisory Board Member Data Forms; (v) Proposed AGM Resolutions; (vi) Proxy Appointment and Voting Instruction Card; (vii) Compensation Policy; (viii) Dividend and Retained Earnings Policy; (ix) Deed of Amendment to the Articles of Association; (x) Annual Statutory Accounts of STMicroelectronics N.V. (Dutch holding company) for the year ended December 31, 2004 (Dutch GAAP) ; (xi) Consolidated Financial Statements of STMicroelectronics N.V. for the year ended December 31, 2004 (US GAAP).

Annual General Meeting of Shareholders

2005

Agenda

Annual General Meeting of Shareholders of STMicroelectronics N.V., established in Amsterdam, the Netherlands, to be held on March 18, 2005 at 10.30 a.m. at the Pulitzer Hotel, Amsterdam, the Netherlands.

1.	Call to order and opening.

2.	Report of the Managing Board on the 2004 financial year and discussion thereof.

3.	Report of the Supervisory Board on the 2004 financial year and discussion thereof.

4.

	a.	Discussion on and adoption of the annual accounts for the 2004 financial year;

	b.	Retained earnings, dividend policy and adoption of a dividend of $0.12 per common share;

	c.	Discharge of the sole member of the Managing Board; and

	d.	Discharge of the members of the Supervisory Board.

5.	Appointment of the new sole member of the Managing Board.

6.	Appointment of the members of the Supervisory Board.

7.	Appointment of PricewaterhouseCoopers N.V. as the Company’s Auditors.

8.	Approval of the compensation policy for the Managing Board.

9.	Approval of the compensation of the members of the Supervisory Board.

10.	Approval of the amendment to the Company’s existing 2001 Employee Stock Option Plan.

11.	Approval of the new three-year Stock-based Compensation Plan for members and professionals of the Supervisory Board.

12.	Amendment to the Articles of Association (including authorization to execute the deed of amendment) required by changes in Dutch law and corporate governance standards.

13.	Tribute to outgoing President and Chief Executive Officer, Mr. Pasquale Pistorio.

14.	Question time.

15.	Close.

Copies of this agenda; the proposed resolutions; the annual accounts; the report of the Supervisory Board; the report of the Managing Board; the draft deed of amendment to the articles of association (as well as an unofficial English translation thereof); the personal data forms of Messrs. Bozotti and Dutheil and the personal data forms of the proposed members of the Supervisory Board as referred to in Section 2:142, subsection 3 of the Dutch Civil Code; the retained earnings and dividend policy; the compensation policy for the sole member of the Managing Board; the dividend and retained earnings policy; the proxy forms; and other information included pursuant to law and the proposed resolutions will be deposited for inspection by the shareholders and other persons entitled to attend the meeting at the offices of Netherlands Management Company B.V. (Locatellikade 1, 1076 AZ Amsterdam, the Netherlands), at the offices of Crédit Agricole Investor Services Corporate Trust S.N.C. (14, Rouget de Lisle, 92862 Issy-les-Moulineaux, Cedex 09), at the offices of the Company in New York (Corporate Information Office, 780 Third Avenue, 9th Floor, New York, New York 10017, United States of America) and at the offices of Banca Intesa S.p.A. (Centro Amministrativo Elettronico, Via Langhirano 1, CAP 43100 Parma, Italy) as of February 17, 2005 up to and including the date of the meeting. The documents are also available on the Company's internet site www.st.com and in print at the Company’s registered offices.

ST Mission: to offer strategic independence to our
partners worldwide, as a profitable and viable
broad range semiconductor supplier.

REPORT FROM OUR MANAGING BOARD
TO OUR SHAREHOLDERS

2004 was a year of significant progress for STMicroelectronics as we moved ahead, adjusting to the new conditions in the industry that have arisen from the dramatic market upheaval that began in 2001. We are now faced with increased competitive pressure from newer Asian players that, combined with a stronger than ever Euro, have irreversibly changed the environment in which our company operates. In this new environment, we are continuing to improve our market position through ongoing strategic initiatives, commenced in 2002, designed to enhance our competitive capabilities.

FINANCIAL HIGHLIGHTS a

Recapping the financial results of the past year, we generated strong growth on many fronts against a background of competitive pricing and currency pressures. In the course of 2004 ST’s net revenues grew successively each quarter and totaled $8,760 million for the full year, an increase of 21.0% over net revenues of $7,238 million in 2003. Our revenue performance in 2004 set a new company record, eclipsing by 12% the previous high of 2000.

Gross profit was $3,228 million or 36.8% of net revenues, an improvement over the $2,566 million gross profit or 35.5% of net revenues in 2003. Operating income was $683 million, or 7.8% of net revenues, which compared favorably to the $334 million or 4.6% of net revenues in 2003.

Summarizing research and development performance for the year, our costs for 2004 were $1,532 million, or 17.5% of net revenues, compared to $1,238 million, or 17.1% of net revenues in 2003. Selling, general and administrative expenses were $947 million, or 10.8% of net revenues in 2004, compared to $785 million, or 10.8% of net revenues in 2003.

[a] The financial highlights in this report are based on the US GAAP consolidated financial statements.

Net income for 2004 was $601 million, or $0.65 per diluted share, more than twice the level of 2003, where net income was $253 million, or $0.27 per diluted share. (2003 net income included higher levels of impairment, restructuring and other related closure costs, research and development in process, as well as non-operating pre-tax charges related to bond repurchases).

During 2004 the impact of currency fluctuations were particularly significant on our company, since our sales are almost totally linked to the US dollar, while a disproportionate portion of our expenses are denominated in Euro. The speed of change in the currency exchange rate over the course of 2004 was such that corrective measures taken by the company could not significantly offset its effect, and consequently our ability to leverage on the improvement in our top line was partially impaired. The weakening dollar in 2004 resulted in a deterioration of our gross margin by about 200 basis points compared to 2003 while at the operating margin level the impact of currency fluctuations had a negative impact of nearly 350 basis points.

At December 31, 2004, ST had cash and cash equivalents of $1.95 billion. Total debt was $1.96 billion; net financial debt was $8 million while shareholders’ equity was $9.11 billion.

Net cash from operating activities in 2004 equaled $2,342 million, compared to $1,920 million in 2003. Capital expenditures were $2,050 million for the full year. Net operating cash flow – defined as net cash from operating activities ($2,342 million) minus net cash used in investing activities ($2,134 million) excluding payments for purchase of and proceeds from the sale of marketable securities ($0) – was favorable by $208 million for the full year 2004, demonstrating the continued emphasis we place on cash generation.b

The number of our full-time employees increased in 2004 by approximately 3,800 people mainly through new hires in manufacturing, to reach approximately 49,500 people compared to approximately 45,700 people in 2003.

A CLOSER LOOK AT OUR REVENUE GROWTH

We strengthened relationships with our top strategic customers and alliances, while successfully enlarging our overall customer base in 2004. Specifically, revenues generated from our twelve strategic customers and alliances increased 11% year over year, and represented 39.5% of total revenue, compared to 43% in 2003, as we worked diligently to expand our customer base. Our efforts to expand the customer base resulted in a year over year increase in revenues of 31% from those customers outside our traditional top 50 customers.

[b] We believe net operating cash flow provides useful information for investors because it measures our capacity to generate cash from our operating activities to sustain our investments for our operating activities. Net operating cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of net operating cash flow may differ from definitions used by other companies.

 Year over year revenue growth was driven primarily by wireless, digital consumer and automotive applications, which all grew faster than the company average. These targeted markets for ST are all applications in which the company’s product leadership is well known and expected to continue. Specifically, revenues from wireless handset applications grew 23% to $2.1 billion; digital consumer improved by 27% to $1.3 billion; and automotive sales grew 25% to reach $ 1.3 billion. Importantly, revenue for all product groups grew versus one year ago and all posted a positive operating income.

 While our top line was driven up by a solid increase in unit demand this was offset in part by pricing pressure caused by overcapacity in the industry.

FOCUSED ON OUR STRATEGIC INITIATIVES

I would like to reiterate that our performance over these recent years has been achieved by remaining committed to our historical strategic choices:

1.	Innovation, driven by the market, through strategic alliances

2.	Globalization, through an integrated presence in every major macro-economic system in the world

3.	Productivity drive, through TQM

4.	Product Portfolio positioning, as follows:

	a)	portfolio mix comprised of about 2/3 of differentiated products and 1/3 of standard products;
	b)	segment priorities on wireless, consumer digital, computer peripherals, automotive, and smartcards;
	c)	product priorities on power devices, analog products, and non-volatile memories.

These strategic guidelines have served the company well over the last nearly 18 years, and will continue to be the backbone of our strategic positioning.

Furthermore, in 2002 we launched three additional strategic directives to confront the increasingly competitive environment and the weakness of the dollar. These directives are as follows:

•	Improving our cost structure by shifting the geographic balance of manufacturing and certain non-manufacturing activities towards non Euro-zone areas. Within this framework, we are moving ahead on our 6″restructuring program, and we are progressively increasing our manufacturing presence in Asia. At the same time, we are hiring an increasing number of engineers in Emerging Markets – like China and India – first to better serve the needs of these rapidly growing markets and, second, to re-balance the cost structure of our engineering population.

•	Improving our product portfolio with an increased focus on research and development investments in strategic technology and product areas, and selectively pruning marginal families with the goal of improving our return on capital invested.

•	Expanding our customer base beyond the traditional top fifty customers, leveraging our portfolio with little incremental marketing and design costs. Over the years, we have been serving our top fifty customers and, in particular, our twelve strategic partners. We will not change this winning strategy. But in the past, we were addressing the universe of customers beyond those top customers in a reactive mode rather than in a proactive way. Since 2002, we have been addressing this market more aggressively, launching a wide-ranging campaign that includes enhanced sales force coverage, new competence and application centers, improved electronic business tools, and the design of new products specifically tailored for this market.

I am pleased to report solid progress on these efforts.

–	With respect to re-balancing our cost structure, we have made significant progress in growing our manufacturing capacity outside the Euro-zone and, while only 19% of our total wafer output was coming from Asia in mid 2002, at the end of 2004 that percentage had grown to approximately 40.

–	To accelerate our efforts in research and development we have added more than 2,000 new engineers to our technical staff in the last two years addressing both technology and product development. This effort is already apparent in our technologies and product portfolio positioning. The number of products and new technologies we are introducing is increasing both in number and in quality, covering the broad spectrum of applications that we serve and offering an increasing amount of valuable solutions – from single devices to complete platforms – to our customers worldwide. In the field of advanced CMOS our company was the first in the world to announce the important milestone of delivering a 65-nanometer (0.065-micron) design platform, which allows its designers and customers to start developing next-generation System-on-Chip devices.

–	We have made significant progress in the expansion of our customer base I am pleased to note that for the second year in a row, the growth rate in our sales to customers outside our top fifty list was almost twice the growth rate in sales of the universe of our traditional top 50 customers.

This process of focus and rebalance is continuing in 2005 and we have shared with you additional current ongoing actions.

I would also like to highlight another important decision taken in 2004. We plan to realign the company’s organization, after the designation – subject to your approval – of Carlo Bozotti as CEO and of Alain Dutheil as COO, as well as the retirement of two key Corporate VPs, Aldo Romano and Salvatore Castorina, and myself. Several corporate functions have also been involved, but I would like to highlight the creation of a new product Sector – Home, Personal, Communication – where communication and consumer solutions are combined to better manage the convergence of these markets. We have also fine-tuned the perimeters of the portfolio of our other product groups in order to better align them with their markets and help us serve more efficiently our enhanced customer base.

At the same time we have combined front-end manufacturing and central research and development with the aim of making the transfer of new technologies from development to production easier, yielding faster time-to-market and improved cost efficiency. Moving along a similar path, we have also combined our Advanced System Technology Group with strategic planning, so that important synergies can be activated; and, additionally, we have centralized all corporate activities related to IT, logistics, and procurement and material management to better serve the company, both today and in its growth plans for the future. Again, this is not all, but I have chosen to highlight the most significant changes.

ST CORPORATE GOVERNANCE

Consistent with our strong commitment to the field of Corporate Governance since the creation of ST in 1987, we have prepared and published in 2004 a Corporate Governance Charter, explaining in detail our Corporate organization, the remuneration principles which apply to our Managing and Supervisory Boards, our information policy as well as highlighting our corporate policies relating to business ethics and conflicts of interests. Our Corporate Governance Charter which was approved by our shareholders at our last annual shareholders meeting, as well as our policies relating to Business Ethics and Conflict of Interests, are available on our web site as well as in print to any shareholder who may request a copy.

As ST is a company registered in the Netherlands and whose shares are listed on the NYSE, Euronext (Paris) and Borsa Italiana (Milano), our corporate governance principles and guidelines seek to achieve compliance with the relevant practices in a variety of jurisdictions, always keeping in mind the best interests of our shareholders, employees and other stakeholders. As a result our corporate governance practices differ in certain cases from the “best practices” recommended by the Corporate Governance code of the Netherlands. However, by explaining our Corporate Governance practices in our Corporate Governance Charter, we have endeavored to be fully compliant with the Dutch Corporate Governance rules. Our Corporate Governance Charter which includes differences from the Dutch Code, is also deemed to be attached to and incorporated in our Annual Report which is made available to Shareholders.

In the field of Corporate Governance, we are required to remind our shareholders that our Supervisory Board may decide to authorize the issue of Preference Shares in order to protect the Company against any hostile or unfriendly takeover; we view this as an opportunity to create a level playing field for all ST stakeholders, if such an event were to occur.

A significant action in the field of Corporate Governance during 2004 has been our decision to devote considerable attention and resources to assess the effectiveness of all our internal controls and procedures over our financial reporting, keeping the Audit Committee of our Supervisory Board closely informed of the process. We have pursued an evaluation of the operation and design of our internal controls both to detect all significant deficiencies and material weakness preventing the disclosure of all material information relating to ST promptly and fully to our CEO and CFO, as well as to detect and report any fraud, whether or not material, that involves management or other employees that have a significant role in ST’s internal control over financial reporting.

During the 2004 financial year there were no transactions whereby the sole member of the managing board or members of the supervisory board had conflict of interests.

We are committed to update and expand whenever necessary or advisable our Corporate Governance Charter and to inform our shareholders, at our annual shareholders meeting of significant changes in our Corporate Governance policies and practices.

ACCOUNTING PRINCIPLES

In our 2004 annual report, which is being submitted to shareholders approval on March 18, 2005, we have provided a reconciliation of the US GAAP accounts to accounting principles generally accepted in the Netherlands. The main difference is the amortization of goodwill which is not allowed under US GAAP.

We wish to inform our shareholders that in 2005, STMicroelectronics will continue to use US GAAP as its primary set of reporting standards whilst complying with its reporting obligations under IFRS by presenting a complementary set of accounts in our 2005 annual report and as may be otherwise requested by local stock exchange authorities. Our decision to continue to apply US GAAP in our financial reporting is designed to ensure the comparability of our results to those of our competitors and the continuity of our reporting, thereby providing our investors a clear understanding of our financial performance.

ST’s FUTURE

To conclude, allow me to state that, as I retire from operating executive positions in STMicroelectronics, I leave in very capable hands a company that is strong in its corporate governance, in its technology, product portfolio, manufacturing machine, infrastructure, customer base, and, most of all, in its human capital. ST is a company that is ready to face the future challenges, on its road to continuous success.

As its President and CEO, I am proud of having guided it in the nearly eighteen years that have passed since the formation of ST to today where the company has become such a strong global player in microelectronics. But, even more so, I am proud of having created, together with my team, a rather unique corporate culture and set of values. The major contribution that a CEO can give to his company is to create a dream that employees believe can become reality, to build a corporate culture and a set of values around which every person in the corporation can recognize him or herself; and to have everyone working together to reach that vision, to reach that dream. This is what I believe we have achieved at ST.

On several occasions, I have synthesized our culture and values to three important concepts:

•	Integrity;
•	People-centred TQM;
•	Social responsibility, starting from our cost conscious commitment to the environment, to our collective contribution to helping bridge the digital divide.

I will not describe once again these three elements in detail. But I would like to underscore that corporate culture and values are the true soul of a company. Strategies can be adjusted, tactics can be changed, but what remains at the heart of a company, at the end of the day, are its corporate culture and values. This is my legacy to our company, and I am convinced that it will help ST – in the coming years, as much as it did in the past – in facing the challenges and opportunities of the future and in pursuing new and exciting heights.

Pasquale Pistorio

Report of the Supervisory Board of
STMicroelectronics
March 18, 2005

Annual Results

We reported our full year 2004 revenues and earnings on January 26, 2005. During 2004, ST produced annual revenues of approximately $8,760 million, driven primarily by wireless, digital consumer and automotive applications, which all grew faster than the Company average, up 21% from the $7,238 million reported in 2003. Gross profit was $3,228 million, or 36.8% of net revenues, compared to $2,566 million or 35.5% in 2003. Operating income was $683 million, or 7.8% of net revenues, compared to $334 million or 4.6% of net revenues in 2003. Currency fluctuations affected ST’s reported cost of goods sold and operating expenses for 2004, thus negatively impacting its bottom-line results in 2004 compared to 2003.

Proposed 2005 Cash Dividend and Retained Earnings and Dividend Policy

Considering ST’s results in 2004, and upon the proposal of the Managing Board, the Supervisory Board recommends to the Annual General Meeting of Shareholders (AGM) the adoption of the annual accounts for the financial year 2004 and the distribution, out of ST’s profits realized during 2004, of a cash dividend of $0.12 per share, equal to last year’s cash dividend distribution.

The Supervisory Board, in conjunction with the Managing Board, has approved the following retained earnings and dividend policy, which is being presented to the AGM:

The Company seeks to use its available cash in order to develop and enhance its position in the very capital-intensive semiconductor market while at the same time managing its cash resources to reward its shareholders for their investment and trust in the Company.

Based on its annual results, projected capital requirements as well as business conditions and prospects, the Managing Board proposes each year to the Supervisory Board the allocation of its earnings involving whenever deemed possible and desirable in line with the Company’s objectives and financial situation, the distribution of a cash dividend.

The Supervisory Board, upon the proposal of the Managing Board, decides each year, in accordance with this policy, which portion of the profits shall be retained in reserves to fund future growth or for other purposes and makes a proposal to the shareholders concerning the amount, if any, of the annual cash dividend.

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Supervisory Board and ST Corporate Governance

The management of ST is entrusted to the Managing Board under the supervision of the Supervisory Board. The Supervisory Board advises the Managing Board and is responsible for supervising the policies pursued by the Managing Board as well as the general course of ST’s affairs and business.

Throughout 2004, the Supervisory Board devoted significant attention to monitoring corporate governance initiatives in the various jurisdictions in which ST is listed and incorporated, particularly implementing rules of the Sarbanes-Oxley Act of 2002 and final corporate governance listing standards of the New York Stock Exchange. The Supervisory Board focused on ensuring continuity of the Company’s Managing Board in view of the planned retirement of Mr. Pasquale Pistorio, the Company’s President and Chief Executive Officer since its foundation in 1987. The Supervisory Board established a new Nominating and Corporate Governance Committee. After approval by the 2004 AGM of ST’s policy on corporate governance, the finalized ST Corporate Governance Charter, Supervisory Board Charter, Audit Committee Charter, Compensation Committee Charter, Nominating and Corporate Governance Committee Charter and Strategic Committee Charter were all approved and posted on ST’s website. The charters are also available in print to any shareholder who may request them. ST’s current corporate governance policies, as enumerated in the Corporate Governance Charter, will be updated and expanded whenever necessary or advisable and ST will inform shareholders at its AGM of any significant changes in corporate governance policies and practices. In addition, the Supervisory Board reviewed the draft amendments to ST’s Articles of Association, which will be put to the March 18, 2005 AGM for approval. The proposed amendments result from changes in Dutch company law effective October 1, 2004 and from the Dutch Corporate Governance Code. The amendments mainly concern (i) the requirement for shareholder approval of the compensation policy (including stock-based compensation) of the Managing Board; (ii) Supervisory Board determination of compensation of the sole member of the Managing Board within the scope of ST’s compensation policy; (iii) the requirement for shareholder ratification of certain major Managing Board resolutions to significantly change the Company’s identity or nature; and (iv) the right of shareholders with at least a 1% participating interest in ST’s issued share capital (or a market value of at least €50 million) to add an agenda item to the AGM agenda subject to 60 days’ notice, unless the Company determines that such proposal would conflict with substantial interests of the Company.

In fulfilling their duties under Dutch law, Supervisory Board members serve the best interests of all of ST’s stakeholders and of ST’s business. The Supervisory Board is carefully selected based upon the combined experience and expertise of its members. In addition, as required by Dutch law, all of the members of the Supervisory Board, however originally selected, act independently in their supervision of ST’s management. The Supervisory Board has adopted criteria to evaluate the independence of its members in accordance with corporate governance listing standards of the New York Stock Exchange. In 2004, the Supervisory Board evaluated the members and determined that all members were independent from ST’s management, with the exception of Mr. Dunn, who at the time of the evaluation, was the CEO of ASML, which sold equipment to the Company in 2003. Since this determination, Mr. Dunn has stepped down as CEO of ASML.

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Proposed Supervisory Board Appointments

In February 2005, the Nominating and Corporate Governance Committee submitted its report to the Supervisory Board, recommending that the Supervisory Board propose to the shareholders that Messrs.  Arbola, de Waard, Lombard and Steve be appointed for an additional three-year term until the Annual General Meeting to be held in 2008, and that Mr. Dunn, Gavois and White be renewed for a one-year term, until the Annual General Meeting to be held in 2006, allowing the Supervisory Board the opportunity to consider renewals or new appointments in the coming years. Upon the proposal of Cassa Depositi e Prestiti to nominate, pursuant to its rights under shareholding agreements with ST Holding, our largest shareholder, Messrs. Antonino Turicchi and Matteo del Fante to replace the two outgoing members of the Supervisory Board, and following the Nominating and Corporate Governance Committee’s recommendation, the Supervisory Board approved this proposal to be made to the shareholders for approval. The Supervisory Board expressed its sense of appreciation to Mr. Alessandro Ovi and Mr. Riccardo Gallo for their many years of service on the Supervisory Board and their devotion to the development of STMicroelectronics.

Biographies of current Supervisory Board members and proposed new members are annexed to this Report and will be available on ST’s website.

Supervisory Board activity in 2004

During 2004, the Supervisory Board met ten times so as to closely monitor ST’s operations, strategy and evolution. Attendance at full Supervisory Board Meetings and Committee Meetings in 2004 was as follows:

Board Member	Full Supervisory Board (10 meetings total)	Audit Committee (12 meetings total)*	Compensation Committee (4 meetings total)	Nominating and Corporate Governance Committee (no meetings held in 2004)	Strategic Committee (5 meetings total)

Bruno Steve	9	—	4		5
Gérald Arbola(1)	7	—	1		2
Tom de Waard	10	12	4		—
Rémy Dullieux(2)	3	—	—		—
Douglas Dunn	7	9	—		—
Riccardo Gallo	10	8	—		—
Francis Gavois	10	11	—		—
Didier Lombard(1)	6	—	—		2
Alessandro Ovi	10	—	—		5
Robert M. White	10	12	—		5
(1)	Appointed as of April 23, 2004; attended all meetings of the Supervisory Board and Committees held since his appointment.
(2)	Resigned as of April 23, 2004.

The Supervisory Board reviewed ST’s results of operations, met with the corporate officers responsible for Research and Development, Manufacturing, and the Telecoms, Peripherals and Automotive (“TPA”) and Memory Products businesses to monitor ST’s projects, challenges, performance and prospects in an intensely competitive environment. In addition, the Supervisory Board supervised, oversaw and approved many ST corporate activities in 2004, including:

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•	An evaluation of the Company’s Managing Board outside the presence of the Company’s management
•	Self-performance evaluation of the Supervisory Board as part of the evaluation of the proposed compensation of Supervisory Board members for approval by the shareholders’ meeting
•	Changes to the top management structure, the transitional management structure to be implemented as of January 1, 2005 and approval of the proposal to the AGM to appoint Carlo Bozotti as the new sole Managing Director, President and CEO of ST, and ratified the proposal of Mr. Bozotti to appoint Mr. Dutheil to the newly created position of Chief Operating Officer (COO) in 2005
•	Invitation to Mr. Pistorio to act as ambassador of the Company with the personal title of Honorary Chairman of the Company
•	ST’s proposed joint venture with Hynix in China for manufacturing NAND and access to DRAM technology
•	Approval of the new STH II BV option agreement reducing the current threshold of STH II BV from 30% to 19% of voting rights and giving STH II BV the right to issue up to 540 million preference shares in the event of a hostile takeover bid or similar action with respect to ST’s shares
•	Cash payout, rather than shares, for the reimbursement option on the 2009 convertible bonds and sweep-up of remaining holders
•	Buy backs of remaining 2010 convertible bonds
•	The proposed realignment by the Managing Board of ST product groups from January 1, 2005 to increase market focus and realize the full potential of ST’s products, technologies and sales and marketing channels
•	Recommendation that PriceWaterhouseCoopers N.V. be mandated for a new three-year term as ST’s independent audit firm after a competitive bidding process among several accounting firms overseen by the Audit Committee
•	Approval of the compensation policy for the Managing Board, and
•	Approval of the Company’s retained earnings and dividend policy

The Supervisory Board’s committees were also very active in 2004.

Compensation Committee

The Compensation Committee, whose current members are Messrs. Steve (Chairman), Arbola (Vice-Chairman) and De Waard, met four times in 2004, including one meeting outside the presence of management and the CEO. Mr. Arbola was newly appointed as a committee member and Vice-Chairman by the Supervisory Board. Among its main activities, the Compensation Committee reviewed and approved the Company’s Managing Board compensation policy, and the compensation package of the CEO for the year 2004, and proposed to the Supervisory Board the CEO’s total compensation package, which approved it. The Compensation Committee also reviewed the CEO’s 2004 performance in light of objectives and bonus eligibility criteria and proposed adoption of the CEO’s bonus to the Supervisory Board. Eligibility criteria for the CEO to receive a bonus relate to ST’s revenue growth compared to that of its main competitors, its profitability, return on net assets, net cash flow, and market performance over the course of a fiscal year. The Compensation Committee also made a recommendation regarding the number of stock options to be granted to the CEO.

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The Compensation Committee approved the proposed 2004 allocation of stock options to ST’s executive officers and key employees pursuant to ST’s 2001 Stock Option Plan (the “2001 ESOP”), based on the NYSE closing price of ST shares two days after the AGM date. The Compensation Committee also reviewed and approved a proposal by the Managing Board to amend the existing 2001 ESOP for senior executives and key employees of the Company to provide for the grant of restricted shares instead of stock options to senior executives and certain key employees, subject to more restricted performance criteria to be fixed by the Supervisory Board and made public. The objective of the amendment is to better incentivize our senior executives and key employees. The maximum number of "restricted" shares shall be four million shares and shall fall within the outstanding number of approximately 15 million options that still remain to be granted under the existing 2001 ESOP. The amendment of the 2001 ESOP is proposed to the shareholders for approval with respect to the grant for the year 2005. The shareholders are also requested to confirm the Supervisory Board’s authority to reduce the vesting period and the term of outstanding stock options previously granted pursuant to the 2001 ESOP.

The Compensation Committee reviewed the compensation policy for ST’s senior executive officers as well as the Executive Incentive Program for all ST executives. In addition, the Compensation Committee recommended the grant of stock-based compensation, up to a maximum number of 100,000 Shares, to Mr. Bozotti for services to be rendered in 2005. The grant of such stock-based compensation to Mr. Bozotti will be tied to the performance of the Company, according to quantifiable criteria to be fixed by the Supervisory Board.

The Compensation Committee reviewed an expert report regarding the compensation of the Supervisory Board members and made proposals for the 2005 compensation structure. The 2002 Stock Option Plan for Supervisory Board members and professions expires at the upcoming AGM to be held on March 18, 2005. The Compensation Committee recommended the adoption of a new three-year stock-based compensation plan for Supervisory Board members and professionals instead of a stock option plan. The new 2005 Plan as proposed to the shareholders has the following terms and conditions:

•	a maximum number of 6,000 newly issued shares per year for each member of the Supervisory Board and 3,000 newly issued shares per year for each professional of the Supervisory Board;
•	at a price per share of €1.04 per share, the nominal value of ST shares;
•	with one-third of the shares vesting after one year, the second-third vesting after two years, and the last third vesting after three years, and with each option valid from ten years after its vesting date, and otherwise issued pursuant to the same conditions as the 2002-2005 Supervisory Board plan.

The Supervisory Board decided to recommend approval of the new ST Stock-based Compensation Plan for the Board members and professionals to the March 18, 2005 AGM.

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Strategic Committee

The Strategic Committee, whose current members are Messrs. Steve (Chairman), Ovi, White, Arbola and Lombard, met four times in 2004, in the presence of the CEO, the Director of Strategic Planning and the CFO. Messrs. Arbola and Lombard were newly appointed to the Committee at the April 23, 2004 meeting of the Supervisory Board. Among its main activities, the Strategic Committee reviewed the Company’s long-term plans and prospects and various possible scenarios and opportunities to meet the challenges of the semiconductor market, which included the increasing costs of R&D and of capital investments in advanced production technologies.

The Strategic Committee was fully briefed on the main terms of a joint-venture in China with Hynix, in the memory field, including clarification on the level of saturation of the new fab production capacity and the relevant timeframe and expected figures on the goods manufactured under the joint venture. The Committee then submitted a favorable recommendation to the Supervisory Board to enter into the joint-venture.

The Strategic Committee also was consulted on various other matters.

Audit Committee

The Audit Committee, whose current members are Messrs. de Waard (Chairman), Dunn, Gallo, Gavois, and White, met twelve times during 2004. At many of these meetings, the Audit Committee received presentations on current financial and accounting issues and had the opportunity to interview ST’s CEO, CFO, General Counsel, external and internal auditors. On several occasions, the Audit Committee met with outside U.S. legal counsel, who explained and analyzed and explained actions required by the new New York Stock Exchange’s final and amended corporate governance rules and the Sarbanes-Oxley Act. In addition, the Audit Committee regularly discussed the progress of implementation of internal controls over financial reporting. The Audit Committtee also monitored the Company’s compliance with the European Directive that requires ST to prepare a set of accounts pursuant to international financial reporting standards (or IFRS) in the timeframe required, while the Company will continue to use U.S. GAAP as its primary set of reporting standards.

At the end of each quarter, prior to each Supervisory Board meeting to approve ST’s results and quarterly earnings press release, the Audit Committee reviewed ST’s interim financial information and the proposed press release and discussed with the independent registered public accounting firm those matters required to be discussed under SAS 61. In addition, the Audit Committee reviewed ST’s quarterly “Operating and Financial Review and Prospects” and interim consolidated financial statements (and notes thereto) before they were filed with the SEC and voluntarily certified by the CEO and the CFO (pursuant to sections 302 and 906 of the Sarbanes-Oxley Act).

The Audit Committee also proceeded with its annual review of ST's Internal Audit, as well as the scope, planning and costs of ST's external audit activities. In addition, and after a competitive bidding process and careful examination of the various proposals (including interviews of three audit firm candidates), the Audit Committee recommended to the Supervisory Board that PriceWaterhouseCoopers N.V. be proposed to the 2005 AGM for re-appointment as the Company’s external auditors for a new three-year term.

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The Audit Committee reviewed its Charter with the assistance of ST’s outside U.S. counsel, completed a self-evaluation and reported regularly to the Supervisory Board. The Audit Committee Charter was approved by the April 23, 2004 AGM and is posted on ST’s website.

In advance of its review of our draft annual Consolidated Financial Statements for the year ended December 31, 2004, the Audit Committee reviewed our external auditors’ statement of independence with them. The Audit Committee approved the compensation of our external auditors and also approved the scope of their audit, audit-related and non–audit-related services, held separate meetings with the external auditors and discussed ST’s critical accounting policies with our external auditors.

The Audit Committee reviewed ST’s conclusions as to effectiveness of Internal Controls in 2004, had various meetings with management, external auditors and approved ST’s internal audit plan for 2005. The Audit Committee also determined that three members of the Audit Committee qualified as “audit committee financial experts” and that all of its members are financially literate. The Audit Committee’s conclusions on such matters were reported to the Supervisory Board, which adopted them.

Finally, members attended an executive education program at Harvard Business School specifically designed to improve their skills in executing their duties and responsibilites on the Audit Committee of ST.

Nominating and Corporate Governance Committee

The Supervisory Board met after the April 23, 2004 AGM to resolve upon the Charter and composition of the new Nominating and Corporate Governance Committee. The Charter of the Committee was posted on ST’s website thereafter. On December 8, 2004, the Supervisory Board appointed Messrs. Steve, Arbola and de Waard to the Nominating and Corporate Governance Committee. Mr. de Waard was selected the Chairman of the Committee.

The Nominating and Corporate Governance Committee reviewed the structure and composition of the Supervisory Board in view of the pending expiration of the terms of all current members. The Nominating and Corporate Governance recommended that the Supervisory Board propose to the shareholders that Messrs.  Arbola, de Waard, Lombard and Steve be appointed for an additional three-year term until the Annual General Meeting to be held in 2008, and that Mr. Dunn, Gavois and White be renewed for a one-year term, until the Annual General Meeting to be held in 2006, allowing the Supervisory Board the opportunity to consider renewals or new appointments in the coming years. The Nominating and Corporate Governance Committee also received, reviewed and approved the proposal of Cassa Depositi e Prestiti to nominate, pursuant to its rights under shareholding agreements with ST Holding, our largest shareholder, Messrs. Antonino Turicchi and Matteo del Fante, the current Managing Director and Chief Financial Officer of CDP, to replace the two outgoing members of the Supervisory Board, for a three-year term until the Annual General Meeting to be held in 2008.The Nominating and Corporate Governance Committee also found that the two proposed members were independent of ST’s management, and complied with the Supervisory Board’s criteria for independence.

Finally, the Supervisory Board, in conjunction with the Managing Board, prepared the agenda for the AGM and recommends for adoption the proposed resolutions. The agenda, proposed resolutions and other information regarding the upcoming AGM are available on ST’s website and in print to any shareholder upon request.

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The Company is greatly indebted to Mr. Pasquale Pistorio for his very significant contribution as President, Chief Executive Officer and sole member of the Managing Board. We express our deep appreciation to Mr. Pistorio for his role in steering the Company since its creation in 1987 to become one of the leaders in the semiconductor industry.

February 11, 2005

Bruno STEVE	Gérald ARBOLA

Tom DE WAARD	Didier LOMBARD

Doug DUNN	Riccardo GALLO

Francis GAVOIS	Alessandro OVI

Robert WHITE

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Current members of ST’s Supervisory Board

Bruno Steve has been a member of our Supervisory Board since 1989 and Chairman since March 27, 2002. He served as Vice-Chairman of the Supervisory Board from 1989 to July 1990 and from May 1999 through March 2002. From July 1990 to March 1993 and from June 1996 until May 1999, Mr. Steve also served as Chairman of our Supervisory Board. He has been with Istituto per la Ricostruzione Industriale–IRI S.p.A. ("I.R.I".), a former shareholder of Finmeccanica, Finmeccanica and other affiliates of I.R.I. in various senior positions for over 17 years. Mr. Steve is currently President of the board of statutory auditors of Alitalia S.p.a. Until December 1999, he served as Chairman of MEI. He served as the Chief Operating Officer of Finmeccanica from 1988 to July 1997 and Chief Executive Officer from May 1995 to July 1997. He was Senior Vice President of Planning, Finance and Control of I.R.I. from 1984 to 1988. Prior to 1984, Mr. Steve served in several key executive positions at Telecom Italia. He is also a professor at LUISS Guido Carli University in Rome.

Gérald Arbola has been a member of our Supervisory Board since 2004, when he was appointed to fulfill the remaining term of Jean-Pierre Noblanc, through the 2005 AGM. Mr. Arbola has also served as the Vice-Chairman of the Supervisory Board since his 2004 appointment. Mr. Arbola is an Executive Board member of Areva and its Chief Financial Officer. Mr. Arbola is a graduate of the Institut d’Etudes Politiques de Paris and holds an advanced degree in economics. Mr. Arbola joined the Cogema group in 1982 as director of planning and strategy for SGN, then served as chief financial officer at SGN from 1985 to 1989, becoming executive vice president of SGN in 1988, chief financial officer of Cogema in 1992. He was appointed as a member of the executive committee in 1999, and also served as chairman of the board of SGN in 1997 and 1998. Mr. Arbola has served as chief financial officer and member of the Executive Board of AREVA since July 3, 2001.

Doug Dunn was appointed to the Supervisory Board in 2001. Mr. Dunn currently serves on the Board of Directors of ARM plc and Sendo plc, both UK companies. Mr. Dunn also serves on the Board of MEDEA+ and the Board of Soitec, a French Company. From 1999 until 2004, Mr. Dunn was President and Chief Executive Officer of ASM Lithography Holding N.V., an original equipment manufacturer in the semiconductor industry. He was a member of the Managing Board of Royal Philips Electronics in 1998. From 1996 to 1998 he was Chairman and Chief Executive Officer of Philips Consumer Electronics and from 1993 to 1996 Chairman and Chief Executive Officer of Philips Semiconductors. From 1980 to 1993 he held various positions at Plessey Semiconductors. Prior to 1980, Mr. Dunn served in executive positions at Motorola Semiconductors.

Francis Gavois was appointed to the Supervisory Board in 1998. Mr. Gavois is a member of the Boards of Directors of Plastic Omnium and FT1CI and of the Supervisory Board of the Consortium de Réalisation (CDR). He also served as the Chairman of the Supervisory Board of ODDO et Cie until May 2003. From 1984 to 1997, Mr. Gavois held several positions, including Chairman of the Board of Directors and Chief Executive Officer of Banque Française du Commerce Extérieur (BFCE). Prior to that time Mr. Gavois held positions in the French government. He is Inspecteur des Finances and a graduate of the Institut d'Etudes Politiques de Paris and the Ecole Nationale d'Administration.

Didier Lombard has served as a member of the Supervisory Board since 2004 when he was appointed by the AGM to fulfill the remaining term of Rémy Dullieux, who had retired, through

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the 2005 AGM. Mr. Lombard currently serves as Executive Director and Member of the Executive Committee of France Telecom, in charge of Technologies, Strategic partnerships and New Usages. Mr. Lombard began his career in the R&D division of France Telecom in 1967, where he contributed to the development of several new products for France Telecom, in relationship with satellite and mobile systems. From 1988 on, he served as scientific and technological director at the Ministry of Research and Technology, General Director for industrial strategies at the Ministry of Economy, Finances and Industry, and Delegate Ambassador for national investments and president of the French Agency for international investments. Mr. Lombard is also a member of the board of directors of Thomson. Mr. Lombard is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications.

Tom de Waard was appointed to the Supervisory Board in 1998. Mr. de Waard was appointed chairman of the Audit Committee by the Supervisory Board in 1999, and chairman of the Nominating and Corporate Governance Committee in 2004. Mr. de Waard has been a partner of Clifford Chance, a leading international law firm since March 2000 and has been the Managing Partner of Clifford Chance Amsterdam office since May 1, 2002. Since January 1, 2005, Mr. de Waard has served on the Management Committee of Clifford Chance representing continental Europe. Prior to that, he was a partner at Stibbe, where he held several positions since 1971 and gained extensive experience working with major international companies, particularly with respect to corporate finance. He is a member of the Amsterdam bar and was President of the Netherlands Bar Association from 1993 through 1995. He received his law degree from Leiden University in 1971. Mr. De Waard is a member of the Supervisory Board of BESI N.V.

Robert M. White was appointed to the Supervisory Board in June 1996. Mr. White is a University Professor and Director of the Data Storage Systems Center at Carnegie Mellon University and serves as a member of several corporate boards, including that of Silicon Graphics, Inc. He is a member of the U.S. National Academy of Engineering and the recipient of the American Physical Society’s Pake Prize. From 1990 to 1993, Mr. White served as Under Secretary of Commerce for Technology in the United States Government. Prior to 1990, Mr. White served in several key executive positions at Xerox Corporation, Control Data Corporation and MCC. He received a doctoral degree in physics from Stanford University and graduated with a degree in physics from Massachusetts Institute of Technology.

Riccardo Gallo has been a member of the Supervisory Board from 1997 and his term expires at our annual general meeting of shareholders to be held on March 18, 2005. He is Associate Professor of Industrial Economics at the Engineering Faculty of “La Sapienza” University in Rome. He is also a member of the Board of Directors of Comitato Sir (since 1981). From 1982 to 1991, he served as Director General at the Italian Ministry of the National Budget. In the early 1990s, he served as Vice-Chairman of I.R.I, which was at the time the largest state-owned industrial holding. He currently serves as Chairman of IPI, the Italian Institute for Industrial Promotion. Mr. Gallo was previously a member of the Supervisory Board of ST Holding, a position he resigned in 2003.

Alessandro Ovi has been a member of the Supervisory Board from 1994 and his term expires at our annual general meeting of shareholders to be held on March 18, 2005. He received a doctoral degree in Nuclear Engineering from the Politecnico in Milan and a masters degree in operations research from Massachusetts Institute of Technology. He currently is Special Advisor to the President of the European Community and serves on the boards of Telecom Italia S.p.A.,

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Assicurazioni Generali S.p.A., N.W. Fund, E.U.P.A.C. (Capital Group) and he is a life trustee of Carnegie Mellon University and a member of the Corporation Development Committee of the Massachusetts Institute of Technology. Until April 2000, Mr. Ovi was the Chief Executive Officer of Tecnitel S.p.A., a subsidiary of Telecom Italia Group. Prior to joining Tecnitel S.p.A., Mr. Ovi was the Senior Vice President of International Affairs and Communications at I.R.I.

Proposed new members of ST’s Supervisory Board

Antonino Turicchi is proposed for appointment to the Supervisory Board at the annual general meeting of shareholders to be held on March 18, 2005. Mr. Turicchi has been Managing Director of the Cassa Depositi e Prestiti in Rome since June 2002. Since 1994, Mr. Turicchi has held positions with the Italian Ministry of the Treasury (now known as the Ministry of the Economy and Finance). In 1999, he was promoted to director responsible for conducting securitization operations and managing financial operations as part of the treasury’s debt management functions. Between 1999 and June 2002, Mr. Turicchi was also a member of the board of Mediocredito del Friuli; from 1998 until 2000, he served on the board of Mediocredito di Roma; and from 2000 until 2003, he served on the board of EUR S.p.A.

Matteo del Fante is proposed for appointment to the Supervisory Board at the annual general meeting of shareholders to be held on March 18, 2005. Mr. Del Fante has been the Chief Financial Officer of Cassa Depositi e Prestiti in Rome since the end of 2003. Prior to joining CDP, Mr. Del Fante held several positions at JPMorgan Chase in London, England, where he became Managing Director in 1999. During his 13 years with JPMorgan Chase, Mr. Del Fante worked with large European clients on strategic and financial operations. Mr. Del Fante obtained his degree in Economics and Finance from Università Bocconi in Milan in 1992, after which he studied at New York University’s Stern Business School.

PERSONAL DATA
MR. BOZOTTI

name	:	Carlo Bozotti

age	:	53

nationality	:	Italian

profession	:	Mr. Bozotti is currently Corporate Vice President and General Manager of the Memory Products Group of STMicroelectronics N.V.

other positions	:

previous positions
to the extent
relevant	:	In 1977, Mr. Bozotti joined the high voltage transistor development laboratory of the Italian semiconductor manufacturer SGS-ATES. In 1980 he moved to the company´s linear bipolar division, with responsibility for marketing telecom, computer peripherals, and automotive products, and by 1984 he was promoted to product manager for the same sectors. With the creation in 1987 of SGS-THOMSON Microelectronics N.V. (now STMicroelectronics N.V.), he became responsible for the Telecom Business Unit of the Dedicated Products Group. Subsequently, Mr. Bozotti was promoted to Director of Corporate Strategic Marketing and Key Accounts, within the "Headquarter Region" organization. In August 1991, he was appointed Corporate Vice President, Marketing and Sales, Americas. Three years later, Mr. Bozotti returned to the Company's headquarters to become Corporate Vice President for Europe and Headquarter regions. In this role, he was responsible for sales in Europe, for sales to key customers around the world, and worldwide strategic marketing. In July 1998, Mr. Bozotti accepted the challenge to become Corporate Vice President and General Manager of the Memory Products Group, which also includes the Company's smart card operations.

supervisory board
member of	:

motivation	:	The candidacy of Mr. Bozotti as the sole member of the Managing Board is being proposed on the basis of his broad expertise in key areas such as: technology, manufacturing, marketing, and people management; combined with his presence and active role in the Corporation from its creation in 1987, this ensures not only a continuity of ST's culture, but also a deep understanding of ST's corporate life and overall knowledge of the industry.

Mr. Bozotti holds 49,500 shares in the capital of STMicroelectronics N.V.

PERSONAL DATA
MR. DUTHEIL

name	:	Alain Dutheil

age	:	59

nationality	:	French

profession	:	Mr. Dutheil is currently Corporate Vice President Strategic Planning and Human Resources of STMicroelectronics N.V.

other positions	:

previous positions
to the extent
relevant	:	Mr. Dutheil joined Texas Instruments in 1969 as a Production Engineer and then held several positions within this company. First as New Products Development Engineer in Dallas, Texas; then Engineering Manager; followed by Director for Discrete Products in France. In 1980, his attention to cultural issues outside strictly technical aspects, combined with his dedication to human relations and his interest in people management led to his appointment as Human Resources Director for Texas Instruments, France. Three years later he also became Director of Operations of Texas Instruments Portugal. Mr. Dutheil joined Thomson Semiconducteurs in 1983 as Plant Manager of the Aix-en-Provence plant in France. He was later appointed General Manager for the Discrete Products Division, a position that he held until 1989, two years after the merger between the French company Thomson Semiconducteurs and the Italian manufacturer SGS Microelettronica that gave birth to the Franco-Italian group SGS-THOMSON Microelectronics, which then changed its name to STMicroelectronics. He became Corporate Vice President of the Company in 1989 and combined the positions of Director of Corporate Human Resources and Director for Worldwide Back-End Manufacturing (four plants and 8000 people throughout the world, at that time). Five years later he relinquished his back-end manufacturing responsibilities to take on the challenge of the strategic direction of the company. In May 1994, Mr. Dutheil was appointed Corporate Vice President, Strategic Planning, in addition to his position as Corporate Vice President, Human Resources.

supervisory board
member of	:

motivation	:	Mr. Dutheil will be appointed as Chief Operating Officer on the basis of his broad expertise in key areas such as: technology, manufacturing, marketing, and people management; combined with his presence and active role in the Corporation from its creation in 1987, this ensures not only a continuity of ST's culture, but also a deep understanding of ST's corporate life and overall knowledge of the industry.

PERSONAL DATA
MR. ARBOLA

(Section 2:142, subsection 3 Dutch Civil Code)

name	:	Gérald Arbola

age	:	56

nationality	:	French

profession	:	Mr. Arbola is an Executive Board member of Areva and its Chief Financial Officer. Mr. Arbola has served as Chief Financial Officer and member of the Executive Board of AREVA since July 3, 2001. He is also currently Vice-chairman of the Supervisory Board of STMicroelectronics N.V.

other positions	:	Mr. Arbola is Chairman of the Board of Directors of FT1CI and furthermore a member of the Boards of Cogema, Framatome ANP. He is Vice-chairman of the Supervisory Board of STMicroelectronics Holding N.V.

previous positions
to the extent
relevant	:	Mr. Arbola is a graduate of the Institut d’Etudes Politiques de Paris and holds an advanced degree in economics. Mr. Arbola joined the Cogema group in 1982 as director of planning and strategy for SGN, then served as Chief Financial Officer at SGN from 1985 to 1989, becoming Executive Vice President of SGN in 1988, Chief Financial Officer of Cogema in 1992. He was appointed as a member of the Executive Committee in 1999, and also served as Chairman of the board of SGN in 1997 and 1998. Mr Arbola has been a member of the Supervisory Board of STMicroelectronics N.V. since 2004, when he was appointed to fulfill the remaining term of Jean-Pierre Noblanc, through the 2005 AGM. Mr. Arbola has also served as the Vice-President of this Supervisory Board since his 2004 appointment.

supervisory board
member of	:	Vice-chairman of the Supervisory Board of STMicroelectronics Holding N.V., Vice-chairman of the Supervisory Board of STMicroelectronics N.V.

motivation	:	The candidacy of Mr. Arbola as a Supervisory Board member is being proposed on the basis of his specific financial and technical expertise, prior professional experience, soundness of judgment, ability to make analytical enquiries and willingness to devote the time required to adequately perform his activities as a Supervisory Board member

Mr. Arbola does not hold any shares in the capital of STMicroelectronics N.V.

PERSONAL DATA
MR. DEL FANTE

(Section 2:142, subsection 3 Dutch Civil Code)

name	:	Matteo del Fante

age	:	37

nationality	:	Italian

profession	:	Mr. del Fante has been the Chief Financial Officer of Cassa Depositi e Prestiti in Rome since the end of 2003.

other positions	:	none

previous positions
to the extent
relevant	:	Prior to joining CDP, Mr. Del Fante held several positions at JPMorgan Chase in London, England, where he became Managing Director in 1999. During his 13 years with JPMorgan Chase, Mr. Del Fante worked with large European clients on strategic and financial operations. Mr. Del Fante obtained his degree in Economics and Finance from Università Bocconi in Milan in 1992, after which he studied at New York University’s Stern Business School.

supervisory board
member of	:	STMicroelectronics Holding N.V.

motivation	:	The candidacy of Mr. del Fante as a Supervisory Board member is being proposed on the basis of his specific expertise, prior professional experience, soundness of judgment, ability to make analytical enquiries and willingness to devote the time required to adequately perform his activities as a Supervisory Board member

Mr. del Fante does not hold any shares in the capital of STMicroelectronics N.V.

PERSONAL DATA
MR. DE WAARD

(Section 2:142, subsection 3 Dutch Civil Code)

name	:	Tom de Waard

age	:	58

nationality	:	Dutch

profession	:	Laywer. Mr. De Waard has been a partner of Clifford Chance, a leading international law firm since March 2000 and has been the Managing Partner of Clifford Chance Amsterdam office since May 1, 2002.

other positions	:	Mr. De Waard is a member of the Supervisory Board of BESI N.V.

previous positions
to the extent
relevant	:	Mr. De Waard was a partner at Stibbe, where he held several positions since 1971 and gained extensive experience working with major international companies, particularly with respect to corporate finance. He is a member of the Amsterdam bar and was President of the Netherlands Bar Association from 1993 through 1995. He received his law degree from Leiden University in 1971.

supervisory board
member of	:	BESI N.V.

motivation	:	The candidacy of Mr. De Waard as a member of the Supervisory Board is being proposed on the basis of his specific expertise, prior professional experience, soundness of judgment, ability to make analytical enquiries and willingness to devote the time required to adequately perform his activities as a member of the Supervisory Board.

Mr. De Waard holds 3,500 common shares of STMicroelectronics N.V.

PERSONAL DATA
MR. LOMBARD

(Section 2:142, subsection 3 Dutch Civil Code)

name	:	Didier Lombard

age	:	63

nationality	:	French

profession	:	Mr. Lombard currently serves as Executive Director and Member of the Executive Committee of France Telecom, in charge of Technologies, Strategic partnerships and New Usages. He is also currently member of the Supervisory Board of STMicroelectronics N.V.

other positions	:	Mr. Lombard is a member of the Board of Directors of Orange, Wanadoo and member of the supervisory board of Radiall. Mr. Lombard is also a member of the board of directors of Thomson and member of the supervisory board of STMicroelectronics Holding N.V.

previous positions
to the extent
relevant	:	Mr. Lombard began his career in the R&D division of France Telecom in 1967, where he contributed to the development of several new products for France Telecom, in relationship with satellite and mobile systems. From 1988 on, he served as scientific and technological director at the Ministry of Research and Technology, General Director for industrial strategies at the Ministry of Economy, Finances and Industry, and Delegate Ambassador for national investments and President of the French Agency for international investments. Mr. Lombard is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications. Mr Lombard spent several years as Ambassador in charge of foreign investment in France and as Chief Executive Officer of the French Agency for International Investment.

supervisory board
member of	:	STMicroelectronics N.V., STMicroelectronics Holding N.V., Radiall.

motivation	:	The candidacy of Mr. Lombard as a Supervisory Board member is being proposed on the basis of his specific financial and technical expertise, prior professional experience, soundness of judgment, ability to make analytical enquiries and willingness to devote the time required to adequately perform his activities as a Supervisory Board member.

Mr. Lombard holds 225 shares in the capital of STMicroelectronics N.V.

PERSONAL DATA
MR. STEVE

(Section 2:142, subsection 3 Dutch Civil Code)

name	:	Bruno Steve

age	:	63

nationality	:	Italian

profession	:	Professor at LUISSE Guido Carli University in Rome

other positions	:	Mr. Steve is currently President of the board of statutory auditors of Alitalia S.p.a. He is also currently Chairman of the Supervisory Board of STMicroelectronics N.V.

previous positions
to the extent
relevant	:	Mr. Steve has been with Istituto per la Ricostruzione Industriale–IRI S.p.A. ("I.R.I".), a former shareholder of Finmeccanica, Finmeccanica and other affiliates of I.R.I. in various senior positions for over 17 years. Until December 1999, he served as Chairman of MEI. He served as the Chief Operating Officer of Finmeccanica from 1988 to July 1997 and Chief Executive Officer from May 1995 to July 1997. He was Senior Vice President of Planning, Finance and Control of I.R.I. from 1984 to 1988. Prior to 1984, Mr. Steve served in several key executive positions at Telecom Italia. Mr. Steve has been a member of the Supervisory Board of STMicroelectronics N.V. since 1989 and Chairman since March 27, 2002. He served as Vice-Chairman of this Supervisory Board from 1989 to July 1990 and from May 1999 through March 2002. From July 1990 to March 1993 and from June 1996 until May 1999, Mr. Steve also served as Chairman of this Supervisory Board.

supervisory board
member of	:	STMicroelectronics N.V.

motivation	:	The candidacy of Mr. Steve as a member of the Supervisory Board is being proposed on the basis of his specific expertise, prior professional experience, soundness of judgment, ability to make analytical enquiries and willingness to devote the time required to adequately perform his activities as a member of the Supervisory Board.

Mr. Steve does not hold any shares in the capital of STMicroelectronics N.V.

PERSONAL DATA
MR. TURICCHI

(Section 2:142, subsection 3 Dutch Civil Code)

name	:	Antonino Turicchi

age	:	40

nationality	:	Italian

profession	:	Mr. Turicchi has been Managing Director of Cassa Depositi e Prestiti in Rome since June 2002.

other positions	:	none

previous positions
to the extent
relevant	:	Since 1994, Mr. Turicchi has held positions with the Italian Ministry of the Treasury (now known as the Ministry of the Economy and Finance). In 1999, he was promoted to director responsible for conducting securitization operations and managing financial operations as part of the treasury’s debt management functions. Between 1999 and June 2002, Mr. Turicchi was also a member of the board of Mediocredito del Friuli; from 1998 until 2000, he served on the board of Mediocredito di Roma; and from 2000 until 2003, he served on the board of EUR S.p.A.

supervisory board
member of	:

motivation	:	The candidacy of Mr. Turicchi as a Supervisory Board member is being proposed on the basis of his specific expertise, prior professional experience, soundness of judgment, ability to make analytical enquiries and willingness to devote the time required to adequately perform his activities as a Supervisory Board member

Mr. Turricchi does not hold any shares in the capital of STMicroelectronics N.V.

PERSONAL DATA
MR. DUNN

(Section 2:142, subsection 3 Dutch Civil Code)

name	:	Douglas John Dunn

age	:	60

nationality	:	British

profession	:	Manager

other positions	:	Mr. Dunn currently serves on the Board of Directors of ARM plc and Sendo plc, both UK companies. Mr. Dunn also serves on the Board of MEDEA+ and the Board of Soitec, a French Company.

previous positions
to the extent
relevant	:	From 1999 until 2004, Mr. Dunn was President and Chief Executive Officer of ASM Lithography Holding N.V., an original equipment manufacturer in the semiconductor industry. He was a member of the Managing Board of Royal Philips Electronics in 1998. From 1996 to 1998 he was Chairman and Chief Executive Officer of Philips Consumer Electronics and from 1993 to 1996 Chairman and Chief Executive Officer of Philips Semiconductors. From 1980 to 1993 he held various positions at Plessey Semiconductors. Prior to 1980, Mr. Dunn served in executive positions at Motorola Semiconductors. Mr Dunn was appointed to the Supervisory Board of STMicroelectronics N.V. in 2001.

supervisory board
member of	:	STMicroelectronics N.V.

motivation	:	The candidacy of Mr. Dunn as a Supervisory Board member is being proposed on the basis of his specific expertise, prior professional experience, soundness of judgment, ability to make analytical enquiries and willingness to devote the time required to adequately perform his activities as a Supervisory Board member.

Mr. Dunn does not hold any shares in the capital of STMicroelectronics N.V.

PERSONAL DATA
MR. GAVOIS

(Section 2:142, subsection 3 Dutch Civil Code)

name	:	Francis Gavois

age	:	69

nationality	:	French

profession	:	Retired – Non Executive director

other positions	:	Member of the Board of Directors of Plastic Omnium and FT1CI, member of the Supervisory Board of the Consortium de Réalisation (CDR) and STMicroelectronics Holding N.V. Mr. Gavois is also currently member of the Supervisory Board of STMicroelectronics N.V.

previous positions
to the extent
relevant	:	Chairman of the Supervisory Board of ODDO et Cie, several positions, including Chairman of the Board of Directors and Chief Executive Officer of Banque Française du Commerce Exterieur (BFCE), positions in the French government. Mr. Gavois was appointed to the Supervisory Board of STMicroelectronics N.V. in 1998.

supervisory board
member of	:	STMicroelectronics N.V., STMicroelectronics Holding N.V., Consortium de Réalisation (CDR)

motivation	:	The candidacy of Mr. Gavois as a member of the Supervisory Board is being proposed on the basis of his specific expertise, prior professional experience, soundness of judgment, ability to make analytical enquiries and willingness to devote the time required to adequately perform his activities as a member of the Supervisory Board.

Mr. Gavois does not hold any shares in the capital of STMicroelectronics N.V.

PERSONAL DATA
MR. WHITE

(Section 2:142, subsection 3 Dutch Civil Code)

name	:	Robert M. White

age	:	66

nationality	:	US

profession	:	Professor at Carnegie Mellon University, Pittsburgh, PA, USA

other positions	:	Mr. White serves as a member of several corporate boards, including that of Silicon Graphics, Inc. He is a member of the U.S. National Academy of Engineering and the recipient of the American Physical Society’s Pake Prize.

previous positions
to the extent
relevant	:	From 1990 to 1993, Mr. White served as Under Secretary of Commerce for Technology in the United States Government. Prior to 1990, Mr. White served in several key executive positions at Xerox Corporation, Control Data Corporation and MCC. He received a doctoral degree in physics from Stanford University and graduated with a degree in physics from Massachusetts Institute of Technology. Mr. White was appointed to the Supervisory Board of STMicroelectronics N.V. in June 1996.

supervisory board
member of	:	STMicroelectronics N.V.

motivation	:	The candidacy of Mr. White as a member of the Supervisory Board is being proposed on the basis of his specific expertise, prior professional experience, soundness of judgment, ability to make analytical enquiries and willingness to devote the time required to adequately perform his activities as a member of the Supervisory Board.

Mr. White does not hold any shares in the capital of STMicroelectronics N.V.

Proposed resolutions and shareholders information
for the Annual General Meeting of Shareholders of STMicroelectronics N.V.
to be held on March 18, 2005 in Amsterdam

The Supervisory Board proposes:

Agenda item 4-a - Resolution 1

To adopt the annual accounts for the financial year 2004, as drawn up by the Managing Board, examined and audited by the auditors PricewaterhouseCoopers N.V.

Agenda item 4-b - Resolution 2 and information

To distribute a dividend in cash of US$0.12 per common share.

Agenda item 4-c - Resolution 3

To discharge the sole member of the Managing Board for his management during the financial year 2004.

Agenda item 4-d - Resolution 4

To discharge the members of the Supervisory Board for their supervision during the financial year 2004.

Agenda item 5 - Resolution 5 and information

To appoint Mr. Carlo Bozotti as the new sole member of the Managing Board with the function of President and Chief Executive Officer for a three-year term effective as of our 2005 AGM (to expire at the end of our 2008 AGM).

To take note of the decision of the Supervisory Board, upon the proposal of Mr. Bozotti, to endorse the appointment of Mr. Alain Dutheil as Chief Operating Officer reporting to Mr. Bozotti as sole member of the Managing Board and President and Chief Executive Officer.

Agenda item 6 - Resolution 6 and information

The Supervisory Board proposes to reappoint Messrs. Arbola, de Waard, Lombard and Steve for three additional years, and to appoint for the same term of three years Messrs. Del Fante and Turicchi to replace the two outgoing members of the Supervisory Board. The Supervisory Board proposes to reappoint Messrs. Gavois, Dunn and White for one additional year, allowing the Supervisory Board the opportunity to consider renewals or new appointments in the coming years.

a.	To appoint Mr. Gérald Arbola as a member of the Supervisory Board for a three-year term effective as of our 2005 AGM (to expire at the end of our 2008 AGM).

b.	To appoint Matteo del Fante as a member of the Supervisory Board for a three-year term effective as of our 2005 AGM (to expire at the end of our 2008 AGM).

c.	To appoint Mr. Tom de Waard as a member of the Supervisory Board for a three-year term effective as of our 2005 AGM (to expire at the end of our 2008 AGM).

d.	To appoint Mr. Didier Lombard as a member of the Supervisory Board for a three-year term effective as of our 2005 AGM (to expire at the end of our 2008 AGM).

e.	To appoint Mr. Bruno Steve as a member of the Supervisory Board for a three-year term effective as of our 2005 AGM (to expire at the end of our 2008 AGM).

f.	To appoint Antonino Turicchi as a member of the Supervisory Board for a three-year term effective as of our 2005 AGM (to expire at the end of our 2008 AGM).

g.	To appoint Mr. Douglas Dunn as a member of the Supervisory Board for a one-year term effective as of our 2005 AGM (to expire at the end of our 2006 AGM).

h.	To appoint Mr. Francis Gavois as a member of the Supervisory Board for a one-year term effective as of our 2005 AGM (to expire at the end of our 2006 AGM).

i.	To appoint Mr. Robert White as a member of the Supervisory Board for a one-year term effective as of our 2005 AGM (to expire at the end of our 2006 AGM).

Agenda item 7 - Resolution 7

To appoint PricewaterhouseCoopers N.V. as the Company’s auditors for a three-year term effective as of our 2005 AGM (to expire at the end of our 2008 AGM).

Agenda item 8 - Resolution 8

a.	To approve the compensation policy for the Managing Board.

b.	To approve the delegation to the Supervisory Board of the power to grant Mr. Bozotti up to a maximum number of 100,000 shares for services to be rendered in 2005, either in options or some other form of stock-based compensation to Mr. Bozotti. The grant of such stock-based compensation to Mr. Bozotti will be tied to the performance of the Company, according to quantifiable criteria to be fixed by the Supervisory Board.

Agenda item 9 - Resolution 9

To increase the compensation of the Chairman and the Vice Chairman of the Supervisory Board to US$150,000 per annum; to increase the compensation of the President of the Audit Committee to US$150,000 per annum; to increase the compensation of the other members of the Supervisory Board to US$75,000 per annum; to maintain the compensation of the members of the Audit Committee at US$10,000 per annum; to maintain the compensation of the members of the Compensation Committee at US$5,000 per annum; to maintain the compensation of the members of the Strategic Committee at US$5,000 per annum; to maintain the compensation of the members of the Nominating and Corporate Governance Committee at US$5,000 per annum; to maintain the attendance fee per meeting of the Supervisory Board and of any Committee of the Supervisory Board at US$2,000 (with no limitation on the number of Committees on which Supervisory Board members may serve); and to maintain that attendance fees per meeting by telephone or videoconference at US$500.

Agenda item 10 - Resolution 10

To approve the amendment to the Company's existing 2001 Employee Stock Option Plan as proposed by the Supervisory Board. The existing 2001 Employee Stock Option Plan will be amended in such a way that senior management may be granted restricted shares, subject to certain performance requirements for the Company to be fixed by the Supervisory Board. The maximum number of "restricted" shares shall be four million shares and shall fall within the outstanding number of approximately fifteen million options that still remain to be granted under the existing 2001 Stock Option Plan. The shareholders are also requested to confirm the Supervisory Board’s authority to reduce the vesting period and the term of Stock Options previously granted.

Agenda item 11 - Resolution 11

To approve for a three-year period the grant of stock-based compensation to members and professionals of the Supervisory Board based on the following terms and conditions:

a.	a maximum number of 6,000 newly issued shares per year for each member of the Supervisory Board and 3,000 newly issued shares per year for each professional of the Supervisory Board;

b.	at a price per share of €1.04 per share, the nominal value of ST shares;

c.	with one-third of the shares vesting after one year, the second-third vesting after two years, and the last third vesting after three years, and with each option valid from ten years after its vesting date, and otherwise issued pursuant to the same conditions as the 2002-2005 Supervisory Board plan.

Agenda item 12 - Resolution 12

To amend the Company’s Articles of Association in conformity with the draft notarial deed prepared by De Brauw Blackstone Westbroek, dated February 10, 2005 (Dutch wording) and to authorize any and all lawyers practicing with De Brauw Blackstone Westbroek to apply to the Ministry of Justice for the required declaration of no-objection as well as to execute the notarial deed of amendment.

The amendments result from changes in Dutch company law effective as of October 1, 2004 and from the Dutch Corporate Governance Code. The amendments mainly concern the following items:

•	The general meeting of shareholders shall determine the compensation policy of the Managing Board. This compensation policy shall be proposed by the Supervisory Board.
•	The Supervisory Board shall determine the compensation of the sole member of the Managing Board within the scope of the Company´s compensation policy. The Supervisory Board shall also determine and submit for approval to the general meeting of shareholders a proposal regarding compensation in the form of shares or rights to acquire shares, including at least how many shares or rights to acquire shares may be awarded to the Managing Board and which criteria apply to an award or a modification.

•	Certain major Managing Board resolutions regarding a significant change in the Company´s identity or nature require shareholder approval.
•	Certain information must be submitted to and approved by the Supervisory Board.
•	Shareholders having a participating interest in the Company of at least 1% of the Company´s issued share capital (or representing a market value of at least EUR 50,000,000) shall have the right to add agenda items for a general meeting of shareholders if such proposal is made in writing within a period of sixty days before that meeting, unless the Company determines that adding such item to the AGM agenda would be contrary to the Company’s best interests.

Agenda item 13 - Information

The Company is greatly indebted to Mr. Pasquale Pistorio for his very significant contribution as President, Chief Executive Officer and sole member of the Managing Board. We express our deep appreciation to Mr. Pistorio for his role in steering the Company since its creation in 1987 to become one of the leaders in the semiconductor industry. The Supervisory Board has also decided to name Mr. Pistorio Honorary Chairman of the Company.

1.	Discussion on and adoption of the annual accounts for the 2004 financial year;
2.	Information on retained earnings and dividend policy and adoption of a dividend of $0.12 per common share;
3.	Discharge of the sole member of the Managing Board; and
4.	Discharge of the members of the Supervisory Board.
5.	Appointment of the new sole member of the Managing Board.
6.	a.	To appoint Mr. Gérald Arbola as a member of the Supervisory Board for a three-year term effective as of our 2005 AGM (to expire at the end of our 2008 AGM).
	b.	To appoint Matteo del Fante as a member of the Supervisory Board for a three-year term effective as of our 2005 AGM (to expire at the end of our 2008 AGM).
	c.	To appoint Mr. Tom de Waard as a member of the Supervisory Board for a three-year term effective as of our 2005 AGM (to expire at the end of our 2008 AGM).
	d.	To appoint Mr. Didier Lombard as a member of the Supervisory Board for a three-year term effective as of our 2005 AGM (to expire at the end of our 2008 AGM).
	e.	To appoint Mr. Bruno Steve as a member of the Supervisory Board for a three-year term effective as of our 2005 AGM (to expire at the end of our 2008 AGM).
	f.	To appoint Antonino Turicchi as a member of the Supervisory Board for a three-year term effective as of our 2005 AGM (to expire at the end of our 2008 AGM).
	g.	To appoint Mr. Douglas Dunn as a member of the Supervisory Board for a one-year term effective as of our 2005 AGM (to expire at the end of our 2006 AGM).
	h.	To appoint Mr. Francis Gavois as a member of the Supervisory Board for a one-year term effective as of our 2005 AGM (to expire at the end of our 2006 AGM).
	i.	To appoint Mr. Robert White as a member of the Supervisory Board for a one-year term effective as of our 2005 AGM (to expire at the end of our 2006 AGM).
7.	Appointment of Pricewaterhouse-Coopers N.V. as the Company’s Auditors.
8.	Approval of the compensation policy for the Managing Board.
9.	Approval of the compensation of the members of the Supervisory Board.
10.	Approval of the amendment to the Company’s existing 2001 Employee Stock Option Plan.
11.	Approval of the new three-year Stock-based Compensation Plan for members and professionals of the Supervisory Board.
12.	Amendment to the Articles of Association (including authorization to execute the deed of amendment) required by changes in Dutch law and corporate governance standards.

DETACH PROXY CARD HERE

		Mark, Sign, Date and Return
		the Proxy Card Promptly			Votes must be indicated
		Using the Enclosed Envelope.			(x) in Black or Blue ink.

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN

1				6a.				6f.				8

2				6b.				6g.				9

3				6c.				6h.				10

4				6d.				6i.				11

5				6e.				7.				12

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.	______________________________	______________________________
	Date Share Owner sign here	Co-Owner sign here

STMicroelectronics N.V.

Proxy Appointment and Voting Instruction Card
(Must be presented at the meeting or received by mail prior to 5:00 pm (eastern standard time) on March 15, 2005)

     The undersigned registered holder of common shares of New York Registry (each representing one common share of Euro 1.04 nominal amount of STMicroelectronics N.V.), hereby appoints ______________________ or The Bank of New York, as New York Transfer Agent and Registrar, through its agent, as the proxy of the undersigned to attend and address the Annual General Meeting of Shareholders of STMicroelectronics N.V. to be held in Amsterdam, The Netherlands, on March 18, 2005 and, in general, to exercise all rights the undersigned could exercise in respect of such common shares if personally present thereat upon all matters which may properly come before such Meeting and every adjournment thereof, and instructs such proxy to endeavor, in so far as practicable, to vote or cause to be voted on a poll (if a poll shall be taken) the common shares of STMicroelectronics N.V. represented by Shares of New York Registry registered in the name of the undersigned on the books of the New York Transfer Agent and Registrar as of the close of business on February 22, 2005, at such Meeting in respect of the resolutions specified on the reverse side hereof.

NOTE: Please direct your proxy how it is to vote by placing an X in the appropriate box opposite the resolutions specified on the reverse side hereof. If you do not fill in the blank provided above, then you will have appointed The Bank of New York as your proxy.

STMicroelectronics N.V. P.O. BOX 11473 NEW YORK, N.Y. 10203-0473

To change your address, please mark this box.

To include any comments, please mark this box.

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

PROXY
REGISTERED SHAREHOLDER

The undersigned:

(full name shareholder):
(private address/business address):

acting for the purposes hereof as holder of .............. (number) shares (in case type II: serial number of the share certificates: ...............), each share having a par value of EUR 1.04, in the share capital of STMicroelectronics N.V., established in Amsterdam, the Netherlands, hereinafter: the "Company", declares to give the following instructions and to grant full power of attorney to:

0	Mr C.W. de Monchy, civil law notary practising in Rotterdam, the Netherlands, or one of the lawyers in the office of Mr C.W. de Monchy; or

0	(fill out name of person designated by you):

especially to, on behalf and in the name of the undersigned in his above mentioned capacity, attend the Annual General Meeting of shareholders of the Company, to be held on March 18, 2005 to sign the attendance-book of such meeting, to address the meeting and to vote on all shares mentioned above regarding the following items included in the agenda of such meeting:

Agenda item number 4a -Resolution 1

in favour / against / abstention *

Agenda item number 4b – Resolution 2

in favour / against / abstention *

Agenda item number 4c – Resolution 3

in favour / against / abstention *

Agenda item number 4d – Resolution 4

in favour / against / abstention *

Agenda item number 5 – Resolution 5

in favour / against / abstention *

Agenda item number 6 – Resolution 6a – appointment Mr. Gérald Arbola in favour / against / abstention *

Agenda item number 6 – Resolution 6b – appointment Mr. Matteo del Fante in favour / against / abstention *

Agenda item number 6 – Resolution 6c – appointment Mr. Tom de Waard in favour / against / abstention *

Agenda item number 6 – Resolution 6d – appointment Mr. Didier Lombard in favour / against / abstention *

Agenda item number 6 – Resolution 6e – appointment Mr. Bruno Steve in favour / against / abstention *

Agenda item number 6 – Resolution 6f – appointment Mr. Antonio Turicchi in favour / against / abstention *

Agenda item number 6 – Resolution 6g– appointment Mr. Douglas Dunn in favour / against / abstention *

Agenda item number 6 – Resolution 6h – appointment Mr. Francis Gavois in favour / against / abstention *

Agenda item number 6 – Resolution 6i – appointment Mr. Robert White in favour / against / abstention *

Agenda item number 7 – Resolution 7

in favour / against / abstention *

Agenda item number 8 – Resolution 8

in favour / against / abstention *

Agenda item number 9 – Resolution 9

in favour / against / abstention *

Agenda item number 10 – Resolution 10

in favour / against / abstention *

Agenda item number 11 – Resolution 11

in favour / against / abstention *

Agenda item number 12 – Resolution 12

in favour / against / abstention *

The attorney is also empowered to address the meeting regarding all other matters to be discussed at the meeting, and furthermore to vote on all shares mentioned above regarding all items to be brought up for voting at such meeting. This proxy is granted with the right of substitution.

Executed in                     on                     2005.

* Please indicate your choice

<<

Instructions to holders of common shares STMicroelectronics NV traded on Euronext Paris /
Milan Stock Exchange holding their shares through a securities account with a financial intermediary

STMICROELECTRONICS N.V.
ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD MARCH 18, 2005

As shareholder holding STMicroelectronics NV shares through a securities account with a financial intermediary, you may vote your shares by following one of the two procedures described below:

1) Voting in person
If you would like to attend the annual general meeting of shareholders and would like to vote at the meeting you will have to obtain a power of attorney from Euroclear France and to complete and sign appendix I (the request for a power of attorney to Euroclear France). By obtaining the power of attorney you will obtain the legal ownership rights of Euroclear France to vote your STMicroelectronics shares. If you obtain a power of attorney from Euroclear France your shares will be locked up and cannot be transferred until March 19, 2005.

2) Voting by proxy
You may also give Euroclear France your voting instructions for the annual general meeting of shareholders. You must therefore provide Euroclear France with your voting instructions by completing and signing Appendix II. If you give voting instructions to Euroclear France, your shares will be locked up and cannot be transferred until March 19, 2005.

Appendix I or II has to be received by your account holder or intermediary (not STMicroelectronics N.V. or Euroclear France) by March 15, 2005 at the latest.

If you wish to attend the meeting, please make sure you return appendix I to your accountholder or intermediary on time. Do not use appendix II.

If you wish to give voting instructions to Euroclear France, please make sure that you return appendix II to your accountholder or intermediary on time. Do not use appendix I.

Amsterdam, February 17, 2005

on behalf of
STMicroelectronics N.V.

Netherlands Management Company B.V.
Registrar

Appendix I REQUEST FOR A POWER OF ATTORNEY

YOU SHOULD COMPLETE THIS FORM IF YOU WISH TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF STMICROELECTRONICS N.V.

This form has to be received by your account holder or intermediary by March 15, 2005 at the latest.

Mr/Mrs.............................. will attend the annual general meeting of shareholders of STMicroelectronics N.V. in Amsterdam, the Netherlands, at March 18, 2005.

NAME AND ADDRESS OF UNDERSIGNED "INDIRECT" SHAREHOLDER
NUMBER OF STMICROELECTRONICS N.V. SHARES IN RESPECT OF WHICH A POWER OF ATTORNEY IS REQUESTED
SECURITIES ACCOUNT NUMBER WITH ACCOUNT HOLDER OR INTERMEDIARY (please provide only the number of the account in which you hold STMicroelectronics N.V. shares)
EUROCLEAR FRANCE ACCOUNT (to be filled in by your accountholder or intermediary)
TELEPHONE NUMBER AND CONTACT PERSON OF ACCOUNT HOLDER OR INTERMEDIARY (to be filled in by your accountholder or intermediary)

By signing this appendix, the undersigned hereby requests Euroclear France to grant a Power of Attorney to the undersigned (or its representative).

By signing this appendix, the undersigned undertakes not to transfer the above-mentioned shares during the period from the date this appendix is signed until March 19, 2005.

Executed at                                on                                2005

Signature

Appendix II VOTING INSTRUCTIONS FORM

YOU SHOULD COMPLETE THIS FORM IF YOU DO NOT WISH TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF STMICROELECTRONICS N.V. TO BE HELD ON MARCH 18, 2005 BUT DO WISH TO GIVE VOTING INSTRUCTIONS TO EUROCLEAR FRANCE.

This form has to be received by your account holder or intermediary by March 15, 2005 at the latest.

EUROCLEAR FRANCE S.A. WILL EXECUTE THESE VOTING INSTRUCTIONS AS DIRECTED. IF NO DIRECTION IS MADE, EUROCLEAR FRANCE S.A. WILL VOTE IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE SUPERVISORY BOARD AND BOARD OF MANAGEMENT OF STMICROELECTRONICS N.V., WHICH RECOMMEND A VOTE FOR EACH OF PROPOSALS LISTED BELOW

NAME AND ADDRESS OF UNDERSIGNED "INDIRECT" SHAREHOLDER
NUMBER OF STMICROELECTRONICS N.V. SHARES IN RESPECT OF WHICH VOTING INSTRUCTIONS ARE GIVEN
SECURITIES ACCOUNT NUMBER WITH ACCOUNT HOLDER OR INTERMEDIARY (please provide only the number of the account in which you hold STMicroelectronics N.V. shares)
EUROCLEAR FRANCE ACCOUNT (to be filled in by your accountholder or intermediary)
NAME AND ADDRESS OF ACCOUNT HOLDER OR INTERMEDIARY
TELEPHONE NUMBER AND CONTACT PERSON OF ACCOUNT HOLDER OR INTERMEDIARY (to be filled in by your accountholder or intermediary)

The undersigned hereby authorises Euroclear France to exercise the voting instructions on the undersigned's behalf with regard to the above-mentioned shares concerning the following items on the agenda of the annual general meeting of shareholders of STMicroelectronics N.V. on March 18, 2005.

{X} Please mark your vote as shown in this example.

4.a. Discussion on and adoption of the annual accounts for the 2004 financial year

{ } FOR { } AGAINST { } ABSTAIN

4.b. Retained earnings, dividend policy and adoption of a dividend of $0.12 per common share

{ } FOR { } AGAINST { } ABSTAIN

4.c. Discharge of the sole member of the Managing Board;

{ } FOR      { } AGAINST      { } ABSTAIN

4.d. Discharge of the members of the Supervisory Board

{ } FOR      { } AGAINST      { } ABSTAIN

5. Appointment of the new sole member of the Managing Board

{ } FOR      { } AGAINST      { } ABSTAIN

6.a. Appointment of the members of the Supervisory Board Mr. Gérald Arbola

{ } FOR      { } AGAINST      { } ABSTAIN

6.b. Appointment of the members of the Supervisory Board Mr. Matteo del Fante

{ } FOR      { } AGAINST      { } ABSTAIN

6.c. Appointment of the members of the Supervisory Board Mr. Tom de Waard

{ } FOR      { } AGAINST      { } ABSTAIN

6.d. Appointment of the members of the Supervisory Board Mr. Didier Lombard

{ } FOR      { } AGAINST       { } ABSTAIN

6.e. Appointment of the members of the Supervisory Board Mr. Bruno Steve

{ } FOR      { } AGAINST      { } ABSTAIN

6.f. Appointment of the members of the Supervisory Board Mr. Antonino Turicchi

{ } FOR      { } AGAINST      { } ABSTAIN

6.g. Appointment of the members of the Supervisory Board Mr. Douglas Dunn

{ } FOR      { } AGAINST      { } ABSTAIN

6.h. Appointment of the members of the Supervisory Board Mr. Francis Gavois

{ } FOR      { } AGAINST      { } ABSTAIN

6.i. Appointment of the members of the Supervisory Board Mr. Robert White

{ } FOR      { } AGAINST      { } ABSTAIN

7.  Appointment of PricewaterhouseCoopers N.V. as the Company's Auditors

{ } FOR      { } AGAINST      { } ABSTAIN

8. Approval of the compensation policy for the Managing Board

{ } FOR { } AGAINST { } ABSTAIN

9. Approval of the compensation of the members of the Supervisory Board

{ } FOR { } AGAINST { } ABSTAIN

10. Approval of the amendment to the Company's existing 2001 Employee Stock Option Plan

{ } FOR      { } AGAINST      { } ABSTAIN

11. Approval of the new three-year Stock-based Compensation Plan for members and professionals of the Supervisory Board

{ } FOR      { } AGAINST      { } ABSTAIN

12. Amendment of the Articles of Association (including authorization to execute the deed of amendment) required by changes in Dutch law and corporate governance standards

{ } FOR      { } AGAINST      { } ABSTAIN

By signing this appendix, the undersigned undertakes not to transfer the above-mentioned shares from the date this appendix is signed until March 19, 2005

Executed at                 on                 2005

Signature

POLICY FOR THE COMPENSATION OF THE MANAGING BOARD

Introduction

In line with recently adopted Dutch legislation we are submitting our policy for the compensation of the Managing Board to the General Meeting of Shareholders for approval. Our Supervisory Board, through its Compensation Committee, which comprises only members from our Supervisory Board including the Chairman and Vice Chairman of the Supervisory Board, defines the compensation policy and structure (comprising a basic salary, a bonus, and stock-based compensation) and determines the compensation on the basis of such policy and structure, as well as the evaluation of the performance of our Managing Board.

The compensation policy in general

The objective of the compensation policy for the Managing Board, in line with that for the Corporate Executive Officers reporting to the Managing Board, is designed to focus such senior executives on improving the performance of the Company and enhancing its value, as well as to motivate and to retain them.

In determining the compensation policy for the Managing Board, our Compensation Committee may perform a benchmark with other semiconductor companies of comparable size, complexity and international scope operating worldwide.

In order to link compensation to ST’s performance, the compensation package for our Managing Board and Corporate Executives includes a significant variable part in the form of an annual cash bonus incentive (as part of the Corporate Employee Incentive Program) and a long term incentive in the form of stock-based compensation (comprising stock options, and, as from 2005, subject to shareholder approval, Restricted Shares).

Features of the compensations for the Managing Board

Base salary

The base salary for our Managing Board is proposed by the Compensation Committee of our Supervisory Board, and approved by our Supervisory Board in line with market developments. The base salary is reviewed once a year effective the 1st of April.

Annual Incentive (bonus)

The Company has adopted since 1989 a Corporate Executive Incentive Program (“EIP”) that entitles selected Executives to a yearly bonus based on individual performance and adjusted to reflect the overall performance of the Company. The objectives for the Managing Board are proposed by the Compensation Committee acting by delegation of our Supervisory Board on an annual basis, with assessment being made by the same bodies one year later. Such objectives are generally designed to reflect revenue growth compared to that of the Company’s main competitors, profitability, return on net assets and net cash flow.

Employee Incentive Plan (comprising stock options and restricted stock)

In 2001, the Annual General Meeting of shareholders approved an Employee Stock Option Plan designed to attract, motivate and retain participating employees comprising a total maximum amount of 60 million options to be granted over a five year period. As part of such Plan our Supervisory Board, upon the proposal of its Compensation Committee has approved a number of stock options to be granted, each year to the Managing Board, based on the achievements of the Managing Board. The annual grant of stock options to the Managing Board is made simultaneously and at the same conditions, as the annual grant of stock options to the top Executives of the Company.

The Company is considering, in 2005, subject to shareholder approval on this separate agenda item, the grant of restricted stock rather than stock options to the Member of the Managing Board, as well as to corporate staff and selected senior executives of the Company. The intent, through the grant of Restricted Stock which shall become vested only upon achievements of one or more conditions proposed by the Compensation Committee, acting by delegation of the Supervisory Board, is to re-establish the motivational nature of Stock Based Compensation.

Pension and other additional arrangements

In addition to the main conditions of employment, a number of additional arrangements apply to the Managing Board. These additional arrangements, such as pensions, retirement or similar benefits, group life and medical insurance, accident, disability insurance and company car arrangements are broadly in line with those for all ST Corporate Executive Officers. The Managing Board also benefits from coverage under the Company’s Directors and Officers (D&O) policy. The Company’s policy forbids personal loans to members of Management.

Contracts of employment

The sole Member of the Managing Board has a contract of employment with the Company which provides for compensation in the event of termination by the Company (including in the event of change of control), in line with industry practices and applicable laws.

* *
*

Annual General Meeting of Shareholders

2005

Retained Earnings and Dividend Policy

The Supervisory Board, in conjunction with the Managing Board, has approved the following retained earnings and dividend policy, which is being presented to the annual general meeting of shareholders in 2005:

The Company seeks to use its available cash in order to develop and enhance its position in the very capital-intensive semiconductor market while at the same time managing its cash resources to reward its shareholders for their investment and trust in the Company.

Based on its annual results, projected capital requirements as well as business conditions and prospects, the Managing Board proposes each year to the Supervisory Board the allocation of its earnings involving whenever deemed possible and desirable in line with the Company’s objectives and financial situation, the distribution of a cash dividend.

The Supervisory Board, upon the proposal of the Managing Board, decides each year, in accordance with this policy, which portion of the profits shall be retained in reserves to fund future growth or for other purposes and makes a proposal to the shareholders concerning the amount, if any, of the annual cash dividend.

version dated
10-02-2005
RBO/CdM
F:\1119\74553378\statutenwijziging\Engels\stw-02.doc

UNOFFICIAL TRANSLATION
DRAFT
DEED OF AMENDMENT
OF THE ARTICLES OF ASSOCIATION
STMICROELECTRONICS N.V.

On the ** day of ** two thousand and five appears before me, Cornelis Willem de Monchy, notaris (civil-law notary) practising in Rotterdam:
**

The person appearing declares that on the [eighteenth] day of [March] two thousand and five the general meeting of shareholders of STMicroelectronics N.V., a limited liability company, with corporate seat in Amsterdam and address at: 1118 BH Luchthaven Schiphol, municipality Haarlemmermeer (the Netherlands), Schiphol Boulevard 265 Amsterdam Airport, on the proposal of the Supervisory Board of this company, resolved to amend the articles of association of this company and to authorise the person appearing to execute this deed.
Pursuant to those resolutions the person appearing declares that he amends the company's articles of association as follows:
I. Article 12 paragraph 4 shall read as follows:
12.4.	The company has a policy regarding the compensation of the managing board. The policy will be adopted by the general meeting of shareholders upon the proposal of the supervisory board.
II. Article 12 paragraph 5 shall be renumbered to article 12 paragraph 6.
III. A new paragraph 5 shall be added to article 12 and shall read as follows:
12.5	The supervisory board shall determine the compensation of the individual managing directors, within the scope of the compensation policy referred to in the previous paragraph. The supervisory board will submit for approval by the general meeting of shareholders a proposal regarding the compensation in the form of shares or rights to acquire shares. This proposal sets forth at least how many shares or rights to acquire shares may be awarded to the managing board and which criteria apply to an award or a modification.
IV. Article 16 paragraph 1 sub (ii) shall read as follows:

"(ii)	from the general meeting of shareholders with respect to resolutions regarding a significant change in the identity or nature of the company or the enterprise, including in any event (a) transfering the enterprise or practically the entire enterprise to a third party, (b) entering into or cancelling any long-term cooperation between the company or a subsidiary ("dochtermaatschappij") and any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to the company, and (c) the company or a subsidiary ("dochtermaatschappij") acquiring or disposing of a participating interest in the capital of a company with a value of at least one-third of the company´s total assets according to the consolidated balance sheet and notes thereto in the most recently adopted annual accounts of the company;"
V. A new paragraph 3 shall be added to article 18 and shall read as follows:
18.3.	At least once per year the managing board shall inform the supervisory board in writing of the main features of the strategic policy, the general and financial risks and the management and control systems of the company.
The managing board shall then submit to the supervisory board for approval:
a)	the operational and financial objectives of the company;
b) the strategy designed to achieve the objectives; and
	c)	the parameters to be applied in relation to the strategy, inter alia, regarding financial ratios.
VI. Article 21 paragraph 2 shall be deleted and paragraphs 3 and 4 of article 21 shall renumbered to respectively paragraph 2 and paragraph 3 of article 21.
VII. Article 28 paragraph 3 shall be renumbered to article 28 paragraph 4.
VIII. A new paragraph 3 shall be added to article 28 and shall read as follows:
28.3.	Nothwithstanding paragraph 2, proposals of persons who are entitled to attend the meetings of shareholders will be included in the agenda, if such proposal is made in writing to the managing board within a period of sixty days before that meeting by persons who are entitled to attend the meetings of shareholders, who solely or jointly, represent at least one per cent (1%) of the company´s issued share capital or a market value of at least fifty million euro (EUR 50,000,000), unless the company determines that such proposal would conflict with substantial interests of the company.
The required ministerial declaration of no-objection was granted on the ** day of ** two thousand and five, number N.V. 319.725.
The ministerial declaration of no-objection and a document in evidence of the resolutions, referred to in the head of this deed, are attached to this deed.
In witness whereof the original of this deed which will be retained by me, notaris, is executed in **, on the date first mentioned in the head of this deed.
Having conveyed the substance of the deed and given an explanation thereto and following the statement of the person appearing that she has taken note of the contents of the deed and agrees with the same, this deed is signed, immediately after reading those parts of the deed which the law requires to be read, by the person appearing, who is known to me, notaris, and by myself, notaris.

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UNOFFICIAL TRANSLATION
ARTICLES OF ASSOCIATION
of:
STMicroelectronics N.V.
with corporate seat in Amsterdam
dated **, 2005

NAME, SEAT AND DURATION.
Article 1.

1.1.	The name of the company is: STMicroelectronics N.V.
1.2.	The company is established at Amsterdam.
1.3.	The company will continue for an indefinite period.

OBJECTS.
Article 2.

The objects of the company shall be to participate or take in any manner any interests in other business enterprises, to manage such enterprises, to carry on the business in semi-conductors and electronic devices, to take and grant licenses and other industrial property interests, assume commitments in the name of any enterprises with which it may be associated within a group of companies, to take financial interests in such enterprises and to take any other action, such as but not limited to the granting of securities or the undertaking of obligations on behalf of third parties, which in the broadest sense of the term, may be related or contribute to the aforesaid objects.

SHARE CAPITAL.
Article 3.

3.1.	The authorised capital of the company amounts to one billion eight hundred nine million six hundred thousand euro (EUR 1,809,600,000), consisting of one billion two hundred million (1,200,000,000) ordinary shares and five hundred forty million (540,000,000) preference shares of one euro and four eurocents (EUR 1.04) each.
3.2.	Where in these articles of association reference is made to shares and shareholders this shall include the shares of each class as well as the holders of shares of each class respectively, unless explicitly provided otherwise.

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ISSUE OF SHARES.
Article 4.

4.1.	The supervisory board shall have the power to issue shares and to determine the terms and conditions of such issue if and in so far as the supervisory board has been designated by the general meeting of shareholders as the authorized body for this purpose. A designation as referred to above shall only take place for a specific period of no more than five years and may not be extended by more than five years on each occasion.
4.2	If a designation as referred to in the first paragraph is not in force, the general meeting of shareholders shall have the power, upon the proposal of and on the terms and conditions set by the supervisory board to resolve to issue shares.
4.3.	In the event of an issue of ordinary shares, shareholders shall have a pre-emptive right in proportion to the number of ordinary shares which they own, notwithstanding the provisions of the law. In respect of the issue of shares there shall be no pre-emptive right to shares issued against a contribution other than in cash or issued to employees of the company or of a group company. In the event of an issue of preference shares none of the shareholders shall have a pre-emptive right. The supervisory board shall have the power to limit or debar the pre-emptive right accruing to shareholders, if and in so far as the supervisory board has also been designated by the general meeting of shareholders for this purpose as the authorized body for the period of such designation. The provisions in the second sentence of the first paragraph shall equally apply.
4.4.	If a designation as referred to in the third paragraph is not in force, the general meeting of shareholders shall have the power, upon the proposal of the supervisory board to limit or debar the pre-emptive right accruing to shareholders.
4.5.	A resolution of the general meeting of shareholders to limit or exclude pre-emptive rights or to designate the Supervisory Board as authorized to resolve upon limiting or excluding of pre-emptive rights requires a majority of at least two-thirds of the votes cast in a meeting if in such meeting less than one-half of the issued share capital is present or represented.
4.6.	Without prejudice to what has been provided in section 80, paragraph 2, Civil Code:2, shares shall at no time be issued below par.
4.7.	Ordinary shares shall be issued only against payment in full; preference shares may be issued against partial payment, provided that the proportion of the nominal amount that must be paid on each preference share, irrespective of when it was issued, shall be the same and that at least one quarter of the nominal amount is paid up in full when the share is taken.
4.8.	Payment must be made in cash to the extent that no other contribution has been agreed upon. If the company so allows, payment in cash can be made in a foreign currency.
In the event of payment in a foreign currency the obligation to pay is for the amount which can be freely exchanged into Dutch currency. The decisive factor is the rate of exchange on the day of payment, or as the case may be after application of the next sentence, on the day mentioned therein.
The company can require payment at the rate of exchange on a certain day within two months prior to the last day when payment shall have to be made provided the shares or depositary receipts for shares after having been issued – shall immediately be incorporated in the price list of an exchange abroad.

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4.9.	This article shall equally apply to the granting of rights to take shares, but shall not apply to the issue of shares to someone who exercises a previously acquired right to take shares.
4.10.	The managing board shall determine, subject to approval by the supervisory board, when and in what amount payment is to be made in respect of partially paid preference shares. The managing board shall notify the shareholders concerned thereof in writing at least thirty days before the date on which the payment must finally be made.
4.11	All notifications to shareholders will be made in accordance with the provisions relating to giving of notice to convene a general meeting as set out in article 27.2.

REPURCHASE OF SHARES.
Article 5.

5.1.	The company may acquire, for valuable consideration, shares in its own share capital if and in so far as:
	a.	its equity less the purchase price of these shares is not less than the aggregate amount of the paid up and called up capital and the reserves which must be maintained pursuant to the law;
	b.	the par value of the shares in its capital which the company acquires, holds or holds in pledge, or which are held by a subsidiary company, amounts to no more than one-tenth of the issued share capital; and
	c.	the general meeting of shareholders has authorized the managing board to acquire such shares, which authorization may be given for no more than eighteen months on each occasion, notwithstanding the further statutory provisions.
5.2.	The company may, without being authorized thereto by the general meeting of shareholders and notwithstanding to what is provided in paragraph 1 under a and b, acquire shares in its own share capital in order to transfer those shares to the employees of the company or a group company under a scheme applicable to such employees.
5.3.	Shares thus acquired may again be disposed of. The company shall not acquire shares in its own share capital as referred to in paragraph 1 – if an authorization as referred to in such paragraph is in force – or as referred to in paragraph 2 without the prior approval of the supervisory board. The company shall also not dispose of shares in its own share capital – with the exception of shares in the company’s own share capital acquired pursuant to paragraph 2 – without the prior approval of the supervisory board.
If depositary receipts for shares in the company have been issued, such depositary receipts shall for the application of the provisions of this paragraph and the preceding paragraph be treated as shares.
5.4.	In the general meeting no votes may be cast in respect of (a) share(s) held by the company or a subsidiary company; no votes may be cast in respect of a share the depositary receipt for which is held by the company or a subsidiary company. However, the holders of a right of usufruct and the holders of a right of pledge on shares held by the company and its subsidiary companies, are nonetheless not excluded from the right to vote such shares, if the right of usufruct or the right of pledge was granted prior to the time such share was held by the company or a subsidiary company. Neither the company nor a subsidiary company may cast votes in respect of a share on which it holds a right of usufruct or a right of pledge.

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Shares in respect of which voting rights may not be exercised by law or by the articles of association shall not be taken into account, when determining to what extent the shareholders cast votes, to what extent they are present or represented or to what extent the share capital is provided or represented.
5.5.	Upon the proposal of the supervisory board the general meeting of shareholders shall have the power to decide (i) to cancel shares acquired by the company from its own share capital, and (ii) to cancel all preference shares against repayment of the amount paid up on those shares, all subject however to the statutory provisions concerned.

SHARES, SHARE CERTIFICATES, SHARE REGISTER.
Article 6.

6.1.	Shares shall be in registered form.
6.2.	Ordinary shares shall be available:
	-	in the form of an entry in the share register without issue of a share certificate; shares of this type are referred to in these articles as type I shares;
	-	and – should the supervisory board so decide – in the form of an entry in the share register with issue of a certificate, which certificate shall consist of a main part without dividend coupon; shares of this type and share certificates of this type are referred to in these articles as type II shares.
Preference shares shall only be made available in the form of type I shares.
6.3.	The supervisory board can decide that the registration of type I shares may only take place for one or more quantities of shares – which quantities are to be specified by the supervisory board – at the same time.
6.4.	Type II share certificates shall be available in such denominations as the supervisory board shall determine.
6.5.	All share certificates shall be signed by or on behalf of a managing director; the signature may be effected by printed facsimile. Furthermore type II share certificates shall, and all other share certificates may, be countersigned by one or more persons designated by the managing board for that purpose.
6.6.	All share certificates shall be identified by numbers and/or letters.
6.7.	The supervisory board can determine that for the purpose of effecting trading or transfer of shares at foreign exchanges share certificates shall be issued in such form as the supervisory board may determine, complying with the requirements set by said foreign exchange(s) and not provided with any dividend sheet.
6.8.	The expression "share certificate" as used in these articles shall include a share certificate in respect of more than one share.

Article 7.

7.1.	Upon written request from a shareholder, missing or damaged share certificates, or parts thereof, may be replaced by new certificates or by duplicates bearing the same numbers and/or letters, provided the applicant proves his title and, in so far as applicable, his loss to the satisfaction of the supervisory board, and further subject to such conditions as the managing board may deem fit.

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7.2.	In appropriate cases, at its own discretion, the managing board may stipulate that the identifying numbers and/or letters of missing documents be published three times, at intervals of at least one month, in at least three newspapers to be indicated by the managing board announcing the application made; in such a case new certificates or duplicates may not be issued until six months have expired since the last publication, always provided that the original documents have not been produced to the managing board before that time.
7.3.	The issue of new certificates or duplicates shall render the original document invalid.

Article 8.

8.1.	Notwithstanding the statutory provisions in respect of registered shares a register shall be kept by or on behalf of the company, which register shall be regularly updated and, at the discretion of the managing board, may, in whole or in part, be kept in more than one copy and at more than one place.
A part of the register may be kept abroad in order to meet requirements set out by foreign statutory provisions or provisions of the foreign exchange.
8.2	Each shareholder's name, his address and such further data as the managing board deems desirable, whether at the request of a shareholder or not, shall be entered in the register.
8.3.	The form and the contents of the share register shall be determined by the managing board with due regard to the provisions of paragraphs 1 and 2 of this article.
The managing board may determine that the records shall vary as to their form and contents according to whether they relate to type I shares or to type II shares.
8.4.	Upon request a shareholder shall be given free of charge a declaration of what is stated in the register with regard to the shares registered in his name, which declaration may be signed by one of the specially authorized persons to be appointed by the managing board for this purpose.
8.5.	The provisions of the last four paragraphs shall equally apply to those who hold a right of usufruct or of pledge on one or more registered shares, with the proviso that the other data required by law must be entered in the register.

Article 9.

9.1.	Subject to the provisions of article 6, the holder of an entry in the share register for one or more type I shares may, upon his request and at his option, have issued to him one or more type II share certificates for the same nominal amount.
9.2.	Subject to the provisions of article 6, the holder of a type II share certificate registered in his name may, after lodging the share certificate with the company, upon his request and at his option, either have one or more type I shares entered in the share register for the same nominal amount.
9.3.	A request as mentioned in this article shall, if the supervisory board so requires, be made on a form obtainable from the company free of charge, which shall be signed by the applicant.

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TRANSFER OF SHARES.
Article 10.

10.1.	The transfer of a registered share shall be effected either by service upon the company of the instrument of transfer or by written acknowledgement of the transfer by the company, subject however to the provisions of the following paragraphs of this article.
10.2.	Where a transfer of a type II share is effected by service of an instrument of transfer on the company, the company shall, at the discretion of the managing board, either endorse the transfer on the share certificate or cancel the share certificate and issue to the transferee one or more new share certificates registered in his name to the same nominal amount.
10.3.	The Company's written acknowledgement of a transfer of a type II share shall, at the discretion of the managing board, be effected either by endorsement of the transfer on the share certificates or by the issue to the transferee of one or more new share certificates registered in his name to the same nominal amount.
10.4.	The provisions of the foregoing paragraphs of this article shall equally apply to the allotment of registered shares in the event of a judicial partition of any community of property or interests, the transfer of a registered share as a consequence of a judgement execution and the creation of limited rights in rem on a registered share.
If a share certificate has been issued, the acknowledgement can only be effected either by putting an endorsement to that effect on this document, signed by or on behalf of the company, or by replacing this document by a new certificate in the name of the acquirer.
10.5.	The submission of requests and the lodging of documents referred to in articles 7 to 10 inclusive shall be made at a place to be indicated by the managing board and in any case the places where the company is admitted to a stock exchange.
Different places may be indicated for the different classes and types of shares and share certificates.
10.6.	The company is authorized to charge amounts to be determined by the managing board not exceeding cost price to those persons who request any services to be carried out by virtue of articles 7 up to and including 10.

USUFRUCTUARIES, PLEDGEES, HOLDERS OF DEPOSITARY RECEIPTS.
Article 11.

11.1.	The usufructuary, who in conformity with the provisions of section 88, Civil Code:2 has no right to vote, and the pledgee who in conformity with the provisions of section 89, Civil Code:2 has no right to vote, shall not be entitled to the rights which by law have been conferred on holders of depositary receipts for shares issued with the cooperation of the company.
11.2.	Where in these articles of association persons are mentioned, entitled to attend meetings of shareholders, this shall include to holders of depositary receipts for shares issued with the cooperation of the company, and persons who in pursuance of paragraph 4 in section 88 or section 89, Civil Code:2 have the rights that by law have been conferred on holders of depositary receipts for shares issued with the cooperation of the company.

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MANAGING BOARD.
Article 12.

12.1.	The company shall be managed by a managing board consisting of one or more managing directors under the supervision of the supervisory board. The number of members of the managing board shall be resolved upon by the general meeting of shareholders upon the proposal of the supervisory board. The members of the managing board shall be appointed for three years, a year being understood as meaning the period between two Annual General Meetings of Shareholders adopting the Accounts of the previous fiscal year or the meeting in which a postponement of this is granted.
12.2.	Managing directors shall be appointed by the general meeting of shareholders upon the proposal of the supervisory board for each vacancy to be filled.
12.3.	Without prejudice to the provisions of article 28, paragraph 2, a proposal to make one or more appointments to the managing board may be placed on the agenda of a general meeting of shareholders by the supervisory board.
12.4.	The company has a policy regarding the compensation of the managing board. The policy will be adopted by the general meeting of shareholders upon the proposal of the supervisory board.
12.5.	The supervisory board shall determine the compensation of the individual managing directors, within the scope of the compensation policy referred to in the previous paragraph. The supervisory board will submit for approval by the general meeting of shareholders a proposal regarding the compensation in the form of shares or rights to acquire shares. This proposal sets forth at least how many shares or rights to acquire shares may be awarded to the managing board and which criteria apply to an award or a modification.
12.6.	The general meeting of shareholders shall decide in accordance with the provisions of article 32, paragraph 1.
Votes in respect of persons who have not been so nominated shall be invalid.

Article 13.

13.1.	The general meeting of shareholders shall be entitled to suspend or dismiss one or more managing directors, provided that at least half of the issued share capital is represented at the meeting. No such quorum shall be required where the suspension or dismissal is proposed by the supervisory board.
13.2.	Where a quorum under paragraph 1 is required but is not present, a further meeting shall be convened, to be held within four weeks after the first meeting, which shall be entitled, irrespective of the share capital represented, to pass a resolution in regard to the suspension or dismissal.
13.3.	The managing directors can be jointly or individually suspended by the supervisory board. After suspension a general meeting of shareholders shall be convened within three months, at which meeting it shall be decided whether the suspension shall be cancelled or maintained.
The person involved shall be given the opportunity to account for his actions at that meeting.

REPRESENTATION
Article 14.

14.1.	The entire managing board as well as each managing director may represent the company.

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14.2.	The managing board may grant powers of attorney to persons, whether or not in the service of the company, to represent the company and shall thereby determine the scope of such powers of attorney and the titles of such persons.
14.3.	The managing board shall have power to perform legal acts as specified in section 2:94, paragraph 1, Civil Code in so far as such power is not expressly excluded or limited by any provision of these articles or by any resolution of the supervisory board.

Article 15.

15.1.	The supervisory board shall appoint one of the managing directors as chairman of the managing board. Appointment of the chairman shall be resolved with the majority mentioned in article 22, paragraph 1.
15.2.	Resolutions of the managing board shall be passed by simple majority of votes. In the event of a tie of votes the chairman of the managing board shall have a casting vote.

Article 16.

16.1.	Without prejudice to provisions made elsewhere in these articles, the managing board shall require the prior express approval:
	(i)	from the supervisory board for decisions relating to:
		1.	all proposals to be submitted to a vote at the general meeting of the shareholders;
		2.	the formation of all companies, acquisition or sale of any participation, and conclusion of any cooperation and participation agreement;
		3.	all pluriannual plans of the company and the budget for the first coming year, covering the following matters:
			-	investment policy;
			-	policy regarding research and development, as well as commercial policy and objectives;
			-	general financial policy;
			-	policy regarding personnel;
		4.	all acts, decisions or operations covered by the above list and constituting a significant change with respect to decisions already adopted by the supervisory board or not provided for in the above list and as specifically laid down by the supervisory board by resolution passed by it to that effect.
	(ii)	from the general meeting of shareholders with respect to resolutions regarding a significant change in the identity or nature of the company or the enterprise, including in any event (a) transfering the enterprise or practically the entire enterprise to a third party, (b) entering into or cancelling any long-term cooperation between the company or a subsidiary ("dochtermaatschappij") and any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to the company, and (c) the company or a subsidiary ("dochtermaatschappij") acquiring or disposing of a participating interest in the capital of a company with a value of at least one-third of the company´s total assets according to the consolidated balance sheet and notes thereto in the most recently adopted annual accounts of the company;

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the absence of the approval provided for above may not be raised by or against third parties.
16.2.	Without prejudice to provisions made elsewhere in these articles, the managing board shall require the approval of the general meeting of shareholders according to the law and the provisions of these articles as well as such resolutions as are clearly defined by a resolution of the general meeting of shareholders to that effect.

Article 17.

In the event of the absence or inability to act of one of more managing directors the remaining managing directors or managing director shall temporarily be responsible for the entire management. In the event of the absence or inability to act of all managing directors, one or more persons appointed by the supervisory board for this purpose at any time shall be temporarily responsible for the management.

SUPERVISORY BOARD.
Article 18.

18.1.	The supervisory board shall be responsible for supervising the policy pursued by the managing board and the general course of affairs of the company and the business enterprise which it operates. The supervisory board shall assist the managing board with advice relating to the general policy aspects connected with the activities of the company. In fulfilling their duties the supervisory directors shall serve the interests of the company and the business enterprise which it operates.
18.2.	The managing board shall provide the supervisory board in good time with all relevant information as well as the information the supervisory board requests, in connection with the exercise of its duties.
18.3.	At least once per year the managing board shall inform the supervisory board in writing of the main features of the strategic policy, the general and financial risks and the management and control systems of the company.
The managing board shall then submit to the supervisory board for approval:
	a)	the operational and financial objectives of the company;
	b)	the strategy designed to achieve the objectives; and
	c)	the parameters to be applied in relation to the strategy, inter alia, regarding financial ratios.

Article 19.

19.1.	The Supervisory board shall consist of at least six members, to be appointed by the general meeting of shareholders upon the proposal of the supervisory board for each vacancy to be filled. The number of supervisory directors shall without prejudice to the preceding sentence be resolved upon by the general meeting of shareholders upon the proposal of the supervisory board.
19.2.	The general meeting of shareholders shall decide in accordance with the provisions of article 32 paragraph 1.
19.3.	Without prejudice to the provisions of article 28, paragraph 2, a proposal to make one or more appointments to the supervisory board may be placed on the agenda of the general meeting of shareholders by the supervisory board.

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19.4.	The supervisory board shall appoint from their number a chairman and a vice-chairman of the supervisory board with the majority mentioned in article 22, paragraph 1.
19.5.	Upon the appointment of the supervisory directors the particulars as referred to in section 142, paragraph 3, Civil Code:2 shall be made available for prior inspection.

Article 20.

20.1.	The supervisory board may appoint one or more of its members as delegate supervisory director in charge of supervising the managing board on a regular basis. They shall report their findings to the supervisory board. The offices of chairman of the supervisory board and delegate supervisory director are compatible.
20.2.	With due observance of these articles of association, the supervisory board may adopt rules regulating the division of its duties among its various supervisory directors. The Supervisory Board may also delegate certain of its powers to committees which exclusively consist of members of the Supervisory Board, such as an audit committee, a compensation committee or any other committee as the Supervisory Board may resolve to install. In case the authority to resolve upon the issuance of new shares is delegated to the Supervisory board, the Supervisory Board may install a pricing committee which shall exclusively consist of members of the Supervisory Board and which shall be authorised within the range set in the delegation mentioned above to determine on behalf of the Supervisory Board the price and conditions for newly issued shares.
20.3.	The supervisory board may decide that one or more of its members shall have access to all premises of the company and shall be authorized to examine all books, correspondence and other records and to be fully informed of all actions which have taken place, or may decide that one or more of its supervisory directors shall be authorised to exercise a portion of such powers.
20.4.	At the expense of the company, the supervisory board may obtain such advice from experts as the supervisory board deems desirable for the proper fulfilment of its duties.

Article 21.

21.1.	A supervisory director shall retire no later than at the ordinary general meeting of shareholders held after a period of three years following his appointment.
A retired supervisory director may immediately be re-elected.
21.2.	The supervisory board may establish a rotation scheme.
21.3.	The supervisory directors may be suspended or dismissed by the general meeting of shareholders. The supervisory board may make a proposal to the general meeting of shareholders for the suspension or dismissal of one or more of its supervisory directors.

Article 22.

22.1.	The supervisory board may pass resolutions by at least three quarters of the votes of the members in office. Each supervisory director has the right to cast one vote. In case of absence a supervisory director may issue a proxy, however, only to another supervisory director. The proxy should explicitly indicate in which way the vote must be cast. The supervisory board may pass resolutions in writing without holding a meeting provided that the proposals for such resolutions have been communicated in writing to all supervisory directors and no supervisory director is opposed to this method of passing a resolution.

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22.2.	A certificate signed by two supervisory directors to the effect that the supervisory board has passed a particular resolution shall constitute evidence of such a resolution in dealings with third parties.
22.3.	The managing directors shall attend meetings of the supervisory board at the latter's request.
22.4.	The supervisory board shall meet whenever two or more of its members or the managing board so requests. Meetings of the supervisory board shall be convened by the chairman of the supervisory board, either on request of two or more supervisory directors or on request of the managing board, or by the supervisory directors requesting the meeting to be held. If the chairman fails to convene a meeting to be held within four weeks of the receipt of the request, the supervisory board members making the request are entitled to convene the meeting.
22.5.	The supervisory board shall draw up standing orders regulating inter alia the manner of convening board meetings and the internal procedure at such meetings. These meetings may be held by telephone as well as by video.

Article 23.

The general meeting of shareholders determines the compensation to the members of the Supervisory Board or to one or more of its members. The meeting shall have authority to decide whether such compensation will consist of a fixed amount and/or an amount that is variable in proportion to profits or any other factor. The Supervisory Board members shall be reimbursed for their expenses.

INDEMNIFICATION.
Article 24.

24.1.	The company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the company) by reason of the fact that he is or was a supervisory director, managing director, officer or agent of the company, or was serving at the request of the company as a supervisory director, managing director, officer or agent of another company, a partnership, joint venture, trust or other enterprise, against all expenses (including attorneys' fees) judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful or out of his mandate. The termination of any action, suit or proceeding by a judgement, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and not in a manner which he reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

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24.2.	The company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding by or in the right of the company to procure a judgement in its favor, by reason of the fact that he is or was a supervisory director, managing director, officer or agent of the company, or is or was serving at the request of the company as a supervisory director, managing director, officer or agent of another company, a partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or wilful misconduct in the performance of his duty to the company, unless and only to the extent that the court in which such action or proceeding was brought or any other court having appropriate jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification against such expenses which the court in which such action or proceeding was brought or such other court having appropriate jurisdiction shall deem proper.
24.3.	To the extent that a supervisory director, managing director, officer or agent of the company has been successful on the merits or otherwise in defense of any action, suit of proceeding, referred to in paragraphs 1 and 2, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonable incurred by him in connection therewith.
24.4.	Any indemnification by the company referred to in paragraphs 1 and 2 shall (unless ordered by a court) only be made upon a determination that indemnification of the supervisory director, managing director, officer or agent is proper in the circumstances because he had met the applicable standard of conduct set forth in paragraphs 1 and 2. Such determination shall be made:
	a.	either by the supervisory board by a majority vote in a meeting in which a quorum as mentioned in article 22, paragraph 1, and consisting of supervisory directors who where not parties to such action, suit or proceeding, is present;
	b.	or, if such a quorum is not obtainable or although such a quorum is obtained if the majority passes a resolution to that effect, by independent legal counsel in a written opinion;
	c.	or by the general meeting of shareholders.
24.5.	Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the company in advance of the final disposition of such action, suit or proceeding upon a resolution of the supervisory board with respect to the specific case upon receipt of an undertaking by or on behalf of the supervisory director, managing director, officer or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the company as authorized in this article.
24.6.	The indemnification provided for by this article shall not be deemed exclusive of any other right to which a person seeking indemnification may be entitled under any by-laws, agreement, resolution of the general meeting of shareholders or of the disinterested supervisory directors or otherwise, both as to actions in his official capacity and as to actions in another capacity while holding such position, and shall continue as to a person who has ceased to be a supervisory director, managing director, officer or agent and shall also inure to the benefit of the heirs, executors and administrators of such a person.

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24.7.	The company shall have the power to purchase and maintain insurance on behalf of any person who is or was a supervisory director, managing director, officer or agent of the company, or is or was serving at the request of the company as a supervisory director, managing director, officer, employee or agent of another company, a partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity or arising out of his capacity as such, whether or not the company would have the power to indemnify him against such liability under the provisions of this article.
24.8.	Whenever in this article reference is being made to the company, this shall include, in addition to the resulting or surviving company also any constituent company (including any constituent company of a constituent company) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power to indemnify its supervisory directors, managing directors, officers and agents, so that any person who is or was a supervisory director, managing director, officer or agent of such constituent company, or is or was serving at the request of such constituent company as a supervisory director, managing director, officer or agent of another company, a partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this article with respect to the resulting or surviving company as he would have with respect to such constituent company if its separate existence had continued.

GENERAL MEETING OF SHAREHOLDERS.
Article 25.

25.1.	The ordinary general meeting of shareholders shall be held each year within six months after the close of the financial year.
25.2.	At this general meeting shall be dealt with:
	a.	the written report of the managing board on the course of business of the company and the conduct of its affairs during the past financial year, and the report of the supervisory board on the annual accounts;
	b.	adoption of the annual accounts and the declaration of dividend in the manner laid down in article 37;
	c.	granting of discharge to the members of the Managing Board for their management during the past financial year and to the members of the Supervisory Board for their supervision on such management;
	d.	filling vacancies on the managing board in accordance with the provisions of article 12;
	e.	filling vacancies on the supervisory board in accordance with the provisions of article 19;
	f.	the proposals placed on the agenda by the managing board or by the supervisory board, together with proposals made by shareholders in accordance with the provisions of these articles.

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Article 26.

26.1.	Extraordinary general meetings of shareholders shall be held as often as deemed necessary by the supervisory board and shall be held if one or more shareholders and other persons entitled to attend the meetings of shareholders jointly representing at least one-tenth of the issued share capital make a written request to that effect to the managing board or supervisory board, specifying in detail the business to be dealt with.
26.2.	If the managing board or supervisory board fail to comply with a request under paragraph 1 above in such manner that the general meeting of shareholders can be held within six weeks after the request, the persons making the request may be authorized by the President of the Court within whose jurisdiction the company is established to convene the meeting themselves.

Article 27.

27.1.	General meetings of shareholders shall be held at Amsterdam, Haarlemmermeer (Schiphol Airport), Rotterdam or The Hague; the notice convening the meeting shall inform the shareholders and other persons entitled to attend the meetings of shareholders accordingly.
27.2.	The notice convening a general meeting of shareholders shall be published by advertisement which shall at least be published in a national daily newspaper and abroad in at least one daily newspaper appearing in each of these countries other than the United States, where, on the application of the company, the shares have been admitted for official quotation. In addition, holders of registered shares shall be notified by letter that the meeting is being convened.
27.3.	The notice convening the meeting shall be issued by the managing board, by the supervisory board or by those who according to the law or these articles are entitled thereto.

Article 28.

28.1.	The notice convening the meeting referred to in the foregoing article shall be issued no later than on the twenty-first day prior to the meeting.
28.2.	The agenda shall contain such business as may be placed thereon by the person(s) entitled to convene the meeting, and furthermore such business as one or more shareholders, representing at least one-tenth of the issued share capital, have requested the managing board or supervisory board to place on the agenda at least five days before the date on which the meeting is convened. Nominations for appointment to the managing board and the supervisory board cannot be placed on the agenda by the managing board. No resolution shall be passed at the meeting in respect of matters not on the agenda.
28.3.	Nothwithstanding paragraph 2, proposals of persons who are entitled to attend the meetings of shareholders will be included in the agenda, if such proposal is made in writing to the managing board within a period of sixty days before that meeting by persons who are entitled to attend the meetings of shareholders, who solely or jointly, represent at least one per cent (1%) of the company´s issued share capital or a market value of at least fifty million euro (EUR 50,000,000), unless the company determines that such proposal would conflict with substantial interests of the company.

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28.4.	Without prejudice to the relevant provisions of law, dealing with withdrawal of shares and amendments to articles of association, the notice convening the meeting shall either mention the business on the agenda or state that the agenda is open to inspection by the shareholders and other persons entitled to attend the meetings of shareholders at the office of the company.

Article 29.

29.1.	General meetings of shareholders shall be presided over by the chairman of the supervisory board or in his absence by the vice-chairman of the supervisory board. In case of absence of the chairman and the vice-chairman of the supervisory board the meeting shall be presided by any other person nominated by the supervisory board.
29.2.	Minutes shall be kept of the business transacted at a general meeting of shareholders, which minutes shall be drawn up and signed by the chairman and by a person appointed by him immediately after the opening of the meeting.
29.3.	Where the minutes are drawn up before a civil law notary, the chairman's signature, together with that of the civil law notary, shall be sufficient.

Article 30.

30.1.	All shareholders and other persons entitled to vote at general meetings of shareholders are entitled to attend the general meetings of shareholders, to address the general meeting of shareholders and to vote. The general meeting of shareholders may lay down rules regulating, inter alia, the length of time for which shareholders may speak. In so far as such rules are not applicable, the chairman may regulate the time for which shareholders may speak if he considers this to be desirable with a view to the orderly conduct of the meeting.
30.2.	In order to exercise the rights mentioned in paragraph 1, the holders of registered shares shall notify the company in writing of their intention to do so no later than on the day and at the place mentioned in the notice convening the meeting, and also – in so far as type II shares are concerned – stating the serial number of the shares certificate. They may only exercise the said rights at the meeting for the shares registered in their name both on the day referred to above and on the day of the meeting.
30.3.	The company shall send a card of admission to the meeting to holders of registered shares who have notified the company of their intention in accordance with the provision in the foregoing paragraph.
30.4.	The provisions laid down in paragraphs 2 up to and including 4 are mutatis mutandis applicable to shares from which usufructuaries and pledgees who do not have the voting right attached to those shares derive their rights.

Article 31.

31.1.	Shareholders and other persons entitled to attend meetings of shareholders may be represented by proxies with written authority to be shown for admittance to a meeting.
31.2.	All matters regarding the admittance to the general meeting, the exercise of voting rights and the result of votings, as well as any other matters regarding the affairs at the general meeting shall be decided upon by the chairman of that meeting, with due observance of the provisions of section 13, Civil Code:2.

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Article 32.

32.1.	Unless otherwise stated in these articles, resolutions shall be adopted by simple majority of votes of the shareholders having the right to vote in a meeting of shareholders where at least fifteen per cent of the issued capital is present or represented. Blank and invalid votes shall not be counted. The chairman shall decide on the method of voting and on the possibility of voting by acclamation.
32.2.	Where the voting concerns appointments, further polls shall, if necessary, be taken until one of the nominees has obtained a simple majority, such with due observance of the provision of paragraph 1 of this article. The further poll or polls may, at the chairman's discretion, be taken at a subsequent meeting.
32.3.	Except as provided in paragraph 2, in case of an equality of the votes cast the relevant proposal shall be deemed to have been rejected.

Article 33.

At the general meeting of shareholders each share shall confer the right to cast one vote.

MEETINGS OF HOLDERS OF SHARES OF A PARTICULAR CLASS.
Article 34.

34.1.	A meeting of holders of preference shares shall be held whenever required by virtue of the provisions of these articles of association and further whenever the managing board and/or the supervisory board shall decide, and also whenever one or more holders of preference shares so request the managing board and/or the supervisory board in writing, stating the items of business to be transacted.
If after receipt of a request as referred to in the preceding sentence neither the managing board nor the supervisory board has called a meeting in such a way that the meeting is held within four weeks of receipt, the applicant(s) shall be authorised to call the meeting themselves, with due observance of the relevant provisions of these articles of association.
34.2.	The managing directors and the supervisory directors shall have the right to attend meetings of holders of preference shares; in that capacity they shall have an advisory vote. Notice of a meeting of holders of preference shares shall be given by letters sent to all holders of preference shares. The notice shall state the items of business to be transacted.
34.3.	Article 27, paragraphs 1 and 3, article 28, article 29, article 30, paragraph 1, article 31, article 32 and article 33 shall apply mutatis mutandis to meetings of holders of preference shares.
34.4.	At a meeting of holders of preference shares at which the entire issued capital in shares of those class is represented, valid resolutions may be adopted, provided that they are passed by unanimous vote, even if the requirements in respect of the place of the meeting, the manner of notice, the term of notice and the stating in the notice of the items of business to be transacted, have not been observed.
34.5.	All resolutions which may be adopted by the holders of preference shares at a meeting may also be adopted outside a meeting.

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Resolutions may be adopted outside a meeting only if all holders of preference shares and holders of a right of usufruct on preference shares entitled to vote have declared themselves in favour of the proposal by letter, by telegram, by telex communication or telecopier.
The resolution shall be recorded in the minute book of the meeting of holders of preference shares by a managing director.
34.6.	A meeting of holders of ordinary shares shall be held whenever required by virtue of the provisions of these articles of association. Articles 27 up to and including 33 shall apply mutatis mutandis to meetings of holders of ordinary shares.

ANNUAL ACCOUNTS, REPORT OF THE BOARD OF MANAGEMENT AND DISTRIBUTIONS.
Article 35.

35.1.	The financial year shall run from the first day of January up to and including the thirty-first day of December.
35.2.	Each year the managing board shall cause annual accounts to be drawn up, consisting of a balance sheet as at the thirty-first day of December, of the preceding year and a profit and loss account in respect of the preceding financial year with the explanatory notes thereto.
35.3.	The managing board shall be bound to draw up the aforesaid annual accounts in accordance with established principles of business management.

Article 36.

36.1.	The supervisory board shall cause the annual accounts to be examined by one or more registered accountant(s) designated for the purposes by the general meeting of shareholders or other experts designated for the purpose in accordance with section 393, Civil Code:2, and shall report to the general meeting of shareholders on the annual accounts, notwithstanding the provisions of the law.
36.2.	Copies of the annual accounts which have been made up, of the report of the supervisory board, of the report of the managing board and of the information to be added pursuant to the law shall be deposited for inspection by shareholders and other persons entitled to attend meetings of shareholders, at the office of the company as from the date of serving the notice convening the general meeting of shareholders at which meeting those items shall be discussed, until the close thereof.

PROFIT AND LOSS.
Article 37.

37.1.	Distribution of profits pursuant to this article shall be made following approval of the annual accounts which show that the distribution is permitted.
The company may only make distributions to shareholders and other persons entitled to distributable profits to the extent that its equity exceeds the total amount of its issued capital and the reserves which must be maintained by law.
A deficit may only be offset against the reserves prescribed by law in so far as permitted by law.
37.2.	Upon proposal of the managing board, the supervisory board shall determine what portion of the profit shall be retained by way of reserve, having regard to the legal provisions relating to obligatory reserves.

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37.3.	The portion of the profit that remains after application of paragraph 2, shall be at the disposal of the general meeting of shareholders, with due observance of the provisions of article 38, paragraph 2.
37.4.	In case the general meeting of shareholders resolves upon distribution of profits made in the latest financial year, first, if possible, an amount equal to the percentage referred to below of the paid up part of their par value shall be paid as dividend on the preference shares. No further distributions shall be made on the preference shares. The percentage referred to above is equal to the average of the Euro Interbank Offered Rates applying to cash loans with a term of one year – weigthed on the basis of the number of days for which these rates applied – during the financial year in respect of which the distribution takes place. If the amount to be paid on the preference shares has been reduced or, pursuant to a resolution for further payment, has been increased in the financial year in respect of which the distribution referred to above is made, the distribution on these shares shall be reduced or, as the case may be, increased if possible by an amount equal to the percentage referred to above of the amount of the reduction or, as the case may be, the increase, calculated from the time of the reduction or, as the case may be, from the time at which further payments become obligatory.
37.5.	The general meeting of shareholders is empowered either to distribute the profits in cash or in kind or to withhold distribution of the said portion of the profit in whole or in part.

Article 38.

38.1.	Upon the proposal of the supervisory board,the general meeting of shareholders shall be entitled to resolve to make distributions charged to the share premium reserve or charged to the other reserves shown in the annual accounts not prescribed by the law, with due observance of the provisions of paragraph 2.
38.2.	The supervisory board shall be entitled to resolve that distributions, the amount of which distributions has been resolved upon by the general meeting of shareholders, to shareholders under article 37, article 38, paragraph 1 and article 39 may be made in full or partially in the form of the issue of shares in the share capital of the company.
The distribution to a shareholder according to the preceding sentence shall be made to a shareholder in cash or in the form of shares in the share capital of the company, or partially in cash and partially in the form of shares in the share capital of the company, such, if the supervisory board so resolves, at the option of the shareholders.

Article 39.

At its own discretion and subject to section 105, paragraph 4, Civil Code:2, the supervisory board may resolve to distribute one or more interim dividends on the shares before the annual accounts for any financial year have been approved and adopted at a general meeting of shareholders.

Article 40.

40.1.	Distributions under articles 37, 38 or 39 shall be payable as from a date to be determined by the supervisory board. The date of payment set in respect of shares for which certificates are outstanding or in respect of type I shares may differ from the date of payment set in respect of shares for which type II share certificates are outstanding.
40.2.	Distributions under articles 37, 38 or 39 shall be made payable at a place or places, to be determined by the supervisory board; at least one place shall be designated thereto in The Netherlands.

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40.3.	The supervisory board may determine the method of payment in respect of cash distributions on type I shares.
40.4.	Cash distributions under articles 37, 38 or 39 in respect of shares for which a type II share certificate is outstanding shall, if such distributions are made payable only outside the Netherlands, be paid in the currency of a country where the shares of the company are listed on a stock exchange not being the Euro, converted at the rate of exchange determined by the European Central Bank at the close of business on a day to be fixed for that purpose by the supervisory board. If and in so far as on the first day on which a distribution is payable, the company is unable, in consequence of any governmental action or other exceptional circumstances beyond its control, to make payment at the place designated outside the Netherlands or in the relevant currency, the supervisory board may in that event designate one or more places in the Netherlands instead. In such event the provisions of the first sentence of this paragraph shall no longer apply.
40.5.	The person entitled to a distribution under articles 37, 38 or 39 on registered shares shall be the person in whose name the share is registered at the date to be fixed for that purpose by the supervisory board in respect of each distribution for the different types of shares.
40.6.	Notice of distributions and of the dates and places referred to in the preceding paragraphs of this article shall at least be published in a national daily newspaper and abroad in at least one daily newspaper appearing in each of those countries other than the United States, where the shares, on the application of the company, have been admitted for official quotation, and further in such manner as the supervisory board may deem desirable.
40.7.	Distributions in cash under articles 37, 38 or 39 that have not been collected within five years after they have become due and payable shall revert to the Company.
40.8.	In the case of a distribution under article 38, paragraph 2, any shares in the company not claimed within a period to be determined by the supervisory board shall be sold for the account of the persons entitled to the distribution who failed to claim the shares. The period and manner of sale to be determined by the supervisory board, as mentioned in the preceding sentence, shall be notified according to paragraph 6. The net proceeds of such sale shall thereafter be held at the disposal of the above persons in proportion to their entitlement; distributions that have not been collected within five years after the initial distributions in shares have become due and payable shall revert to the Company.
40.9.	In the case of a distribution in the form of shares in the company under article 38, paragraph 2, on registered shares, those shares shall be added to the share register. A type II share certificate for a nominal amount equal to the number of shares added to the register shall be issued to holders of type II shares.
40.10.	The provisions of paragraph 5 shall apply equally in respect of distributions – including pre-emptive subscription rights in the event of a share issue – made otherwise than under articles 37, 38 or 39, provided that in addition thereto in the "Staatscourant" (Dutch Official Gazette) shall be announced the issue of shares with a pre-emptive subscription right and the period of time within which such can be exercised.
Such pre-emptive subscription right can be executed during at least two weeks after the day of notice in the "Staatscourant" (Dutch Official Gazette).

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ALTERATIONS TO ARTICLES OF ASSOCIATION, WINDING UP, LIQUIDATION.
Article 41.

41.1.	A resolution to alter the articles of association or to wind up the company shall be valid only provided that:
	a.	the proposal to such a resolution has been proposed to the general meeting of shareholders by the supervisory board;
	b.	the full proposals have been deposited for inspection by shareholders and other persons entitled to attend meetings of shareholders, at the office of the company as from the day on which the notice is served until the close of that meeting.
41.2.	A resolution to amend the articles of association by which the rights conferred on holders of shares of a specific class as such are changed shall require the approval of the relevant class meeting.

Article 42.

42.1.	If the company is wound up, the liquidation shall be carried out by any person designated for that purpose by the general meeting of shareholders, under the supervision of the supervisory board.
42.2.	In passing a resolution to wind up the company, the general meeting of shareholders shall upon the proposal of the supervisory board fix the remuneration payable to the liquidators and to those responsible for supervising the liquidation.
42.3.	The liquidation shall take place with due observance of the provisions of the law. During the liquidation period these articles of association shall, to the extent possible, remain in full force and effect.
42.4.	After settling the liquidation, the liquidators shall render account in accordance with the provisions of the law.
42.5.	After the liquidation has ended, the books and records of the company shall remain in the custody of the person designated for that purpose by the liquidators during a ten-year period.

Article 43.

From what is left of the company's assets after all creditors have been satisfied, first, if possible, all holders of preference shares shall have returned to them the paid up part of the nominal amount of their preference shares.

The residue shall be divided amongst the holders of ordinary shares pro rata to their respective holdings of ordinary shares.

Article 44.

Any amounts payable to shareholders or due to creditors which have not been claimed within six months after the last distribution was made payable, shall be deposited with the Public Administrator of Unclaimed Debts.

STMICROELECTRONICS N.V.

ANNUAL REPORT

DECEMBER 31, 2004

STMICROELECTRONICS N.V.

ANNUAL REPORT

DECEMBER 31, 2004

APPENDIX

STMicroelectronics N.V. consolidated financial statements as of December 31, 2004 and the year then ended

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STMICROELECTRONICS N.V.

DIRECTORS’ REPORT

DECEMBER 31, 2004

The director’s report is available on request at the Company’s office.

Amsterdam, February 16, 2005

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STMICROELECTRONICS N.V.
BALANCE SHEET AS AT DECEMBER 31
(before proposed appropriation of income)
(USD in millions)	2004	2003

ASSETS
FIXED ASSETS
Intangible fixed assets, net	346	368
Tangible fixed assets, net	10	12
Financial fixed assets, net	7 776	7 198

Total fixed assets	8 132	7 578

NON-CURRENT ASSETS
Long-term intercompany loans	295	56

CURRENT ASSETS
Inventories	76	69
Trade receivables	419	299
Short-term intercompany loans	63	312
Group companies receivables	761	601
Other receivables	207	51
Securities	0	0
Cash & cash equivalents	1 715	2 890

Total current assets	3 241	4 222

TOTAL ASSETS	11 668	11 856

SHAREHOLDERS’ EQUITY AND LIABILITIES
SHAREHOLDERS’ EQUITY
Issued and paid in capital	1 283	1 186
Additional paid in capital	1 529	1 509
Retained earnings	4 986	4 888
Treasury stock	(348)	(348)
Other Comprehensive Income	983	584
Income for the year	549	205

Total shareholders’ equity	8 982	8 024

LONG-TERM LIABILITIES
Long-term loans	1 379	2 545
Deferred revenue	7	2

Total long-term liabilities	1 386	2 547

SHORT-TERM LIABILITIES
Trade payables	19	17
Accrued taxes payable	13	11
Group companies payables	1 110	1 203
Accrued liabilities	158	54

Total short-term liabilities	1 300	1 285

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	11 668	11 856

The accompanying notes are an integral part of the financial statements.

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STMICROELECTRONICS N.V.

STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31
	2004	2003
(USD in millions)

Income after taxes	187	117
Income from subsidiaries	362	88

NET INCOME	549	205

The accompanying notes are an integral part of the financial statements.

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STMICROELECTRONICS N.V.
NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004

1.	GENERAL

A description of STMicroelectronics N.V. (“the Company”), its activities and group structure are included in the attached consolidated financial statements, prepared for United States reporting purposes, which also apply to the company-only financial statements. The Company holds investments in subsidiaries operating in the semiconductor manufacturing industry. Additionally, the Company operates through a branch in Switzerland, which markets a broad range of semiconductor integrated circuits and devices used in a wide variety of microelectronic applications.

In accordance with Article 402, Title 9, Book 2 of the Dutch Civil Code the statement of income is presented in abbreviated form.

2.	BASIS OF PRESENTATION

Management of the Company is of the opinion that the functional currency of the Company is the US dollar. Furthermore, the reporting currency of the subsidiaries is also the US dollar. Accordingly, the financial statements of the Company are expressed in US dollars.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The annual accounts are prepared in accordance with accounting principles generally accepted in the Netherlands. The accounting principles as described in the notes to the consolidated financial statements also apply to the Company-only financial statements, unless indicated otherwise.

Consolidation

The consolidated financial statements of the Company for the year ended December 31, 2004, which are attached, have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP). In management’s opinion, the attached consolidated financial statements do not differ materially from those which would have been prepared, had generally accepted Dutch accounting principles been applied, except for the additional disclosures as presented in Notes 18, 19 and 20.

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Inventories

Inventories are stated at the lower of cost or net realizable value. To further improve the accuracy of its inventory valuation process, the Company changed its historical inventory valuation method in 2004 from an approximated average-cost inventory valuation method to the first in, first out (FIFO) method, using the intercompany price of goods purchased. The Company has determined that this change in inventory valuation method does not have a material effect on its financial position or results of operations.

Intangible assets

Intangible assets include the cost of technologies and licences purchased from third parties and capitalized internally developed software which are amortized over a period ranging from three to seven years, as well as goodwill acquired in business combinations which is amortized over its estimated useful life, generally three to five years. Intangible assets are reflected net of any impairment losses. The carrying value of intangible assets is evaluated whenever changes in circumstances indicate the carrying amount may not be recoverable. In determining the recoverability, the Company estimates the fair value based on the expected discounted future cash flows and compares this to the carrying value of the identifiable intangibles. An impairment charge is recognized for the excess of the carrying value over the fair value. Significant estimates used in determining expected discounted future cash flows include the applicable sales volume forecasts, evolution of the average selling price and the market acceptance of certain new technologies.

Foreign currencies

The share capital of the Company is denominated in Euro and the year-end balance is translated into US dollars at the year-end exchange rate (Euro/USD 1.3621). The translation differences are taken to the non-distributable cumulative translation adjustment account.

Other non-current assets

Other non-current assets consist of underwriting and issuance costs related to zero-coupon convertible debt. These costs are amortized straight-line over approximately 4 years, which represents the first right of the holder to redeem the convertible notes.

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4.	INTANGIBLE FIXED ASSETS

	Technologies &
	licences, internally developed
	software & purchased
	Goodwill	software	Total

(USD in millions)

HISTORICAL COST
Balance at January 1, 2004	158	407	565
Additions	31	78	109
Write-offs	(3)	(1)	(4)

Balance at December 31, 2004	186	484	670

ACCUMULATED AMORTIZATION
Balance at January 1, 2004	51	146	197
Charge for the year	36	94	130
Write-offs	(2)	(1)	(3)

Balance at December 31, 2004	85	239	324

NET BOOK VALUE
At December 31, 2004	101	249	346

At December 31, 2003	107	261	368

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5.	TANGIBLE FIXED ASSETS

	Furniture	Computer
	and	and R&D
(USD in millions)	fixtures	equipment	Other	Total

HISTORICAL COST
Balance at January 1, 2004	3	14	1	18
Additions	—	1	1	2
Disposals	(0)	(1)	(—)	(1)

Balance at December 31, 2004	3	14	2	19

ACCUMULATED DEPRECIATION
Balance at January 1, 2004	1	5	—	6
Charge for the year	1	2	—	3
Disposals	(—)	(—)	(—)	(—)

Balance at December 31, 2004	2	7	—	9

NET BOOK VALUE
At December 31, 2004	1	7	2	10

NET BOOK VALUE
At December 31, 2003	2	9	1	12

6.	FINANCIAL FIXED ASSETS AS AT DECEMBER 31

	2004	2003

(USD in millions)

Investments in consolidated group companies	7 743	7 155
Investments	25	26
Debt issuance costs, net	8	17

	7 776	7 198

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Investments in consolidated group companies as at December 31
(USD in millions)	2004	2003

Balance January 1	7 155	6 243
Income from subsidiaries	362	88
Dividends paid	(263)	(351)
Capital increase	51	296
Translation effect of exchange rates	438	879

Balance December 31	7 743	7 155

7.	INVENTORIES

The balance for inventories contains only finished goods.

8.	TRADE RECEIVABLES

Trade receivables are expected to be recovered within one year.

9.	SHORT-TERM INTERCOMPANY LOANS

Short-term intercompany loans consist of the following:

	December 31,	December 31,
	2004	2003

STMicroelectronics SA (France)

Non-interest bearing cash advance	—	101

STMicroelectronics Inc (USA)

Loan due 2004 bearing interest at 3-month
LIBOR plus 1.50%	—	150
Loan due 2004 bearing interest at 3-month
LIBOR plus 1.50%	—	60

ST Microelectronics Inc. (Canada)

Loan due 2005 bearing interest at 3-month
LIBOR plus 0.375%	62	—

Synad Technolgy

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	December 31,	December 31,
	2004	2003

Non-interest bearing cash advance	1	1

Total short-term intercompany loans	63	312

10.	LONG-TERM INTERCOMPANY LOANS
Long-term intercompany loans consist of the following:

	December 31,	December 31,
	2004	2003

ST Microelectronics Inc. (Canada)

Loan due 2005 bearing interest at 3-month
LIBOR plus 0.375%	—	51

STMicroelectronics Ltd. (Israel)

Loan due 2006 bearing interest at 3-month
LIBOR plus 0.50%	5	5

STMicroelectronics Pte Ltd (Singapore)

Loan due 2009 bearing fixed interest at 2.90%	290	—

Total long-term intercompany loans	295	56

11.	GROUP COMPANIES AS AT DECEMBER 31

	2004	2003
(USD in millions)

Trade receivables	725	564
Other receivables	36	37

Total group companies receivables	761	601

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Trade payables	420	688
Short-term notes payable	414	17
Other payables	276	498

Total group companies payables	1 110	1 203

Short-Term Notes Payables

On January 1, 2004, STMicroelectronics NV entered into a promissory note with STMicroelectronics Inc. (USA) totalling USD 400,000,000 bearing interest at 3-month LIBOR plus 0.375%. The principal amount of this note shall be payable in full in two years. This transaction converts USD 400,000,000 of overdue intercompany payables to STMicroelectronics Inc. (USA) into a note payable.

12.	SHAREHOLDERS’ EQUITY

	Issued and	Additional			Other	Income
	paid in	paid in	Retained	Treasury	Comprehensive	for the
(USD in millions)	capital	capital	earnings	stock	Income	year	Total

Balance January 1, 2004	1 186	1 509	4 888	(348)	584	205	8 024
Appropriation of 2003
Net income	—	—	205	—	—	(205)	—
Issuance of shares	3	20	—	—	—	—	23
Dividends paid	—	—	(107)	—	—	—	(107)
Net income	—	—	—	—	—	549	549
Hedge reserve, net of tax	—	—	—	—	59	—	59
Cumulative translation adjustment	94	—	—	—	340	—	434

Balance December 31, 2004	1 283	1 529	4 986	(348)	983	549	8 982

The EURO equivalent of the issued share capital at December 31, 2004 amounts to EURO 941,521,356 (2003: EURO: 938,880,523). For the changes in issued and paid in capital, additional paid in capital and other comprehensive income, see the consolidated financial statements of the Company as attached in the Appendix.

Treasury stock
As of December 31, 2004, 13,400,000 shares of common stock totalling USD 348,335,000 (2003 : 13,400,000 shares totalling USD 348,335,000) have been repurchased and reflected at cost as a reduction from shareholders’ equity. The repurchased shares have been allocated to be used in the Company’s most recent employee stock option plan. For details on the Company’s stock option plans, see the consolidated financial statements of the Company in the Appendix.

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13.	LONG-TERM LOANS

In September 1999, the Company issued $919 million principal amount at maturity of zero-coupon subordinated convertible notes (LYONs), due 2009 bearing an interest rate of 2.4375%, for net proceeds of $708 million. The notes were convertible at any time by the holders at the rate of 26.292 shares of the Company's common stock for each one thousand dollar face value of the notes. On September 22, 2004, according to the one-time optional redemption right of holders, the Company was required to redeem approximately $910 million nominal value of its outstanding LYONs, or 99% of the total issuance, for approximately $806 million in cash. The Company redeemed the remaining outstanding notes amounting to $7 million for cash at their accreted value in the last quarter of 2004.

In November 2000, the Company issued $2,146 million principal amount at maturity of zero-coupon unsubordinated convertible bonds, due 2010 bearing an interest rate of 3.75%, for net proceeds of $1,458 million. The bonds were convertible at any time by the holders at the rate of 9.32 shares of the Company's common stock for each one thousand dollar face value of the bonds. In 2003, the Company repurchased on the market approximately $1,674 million aggregate principal amount at maturity. In 2004, the Company completed the repurchase of the remaining bonds, for a total cash of $375 million.

In August 2003, the Company issued $1,332 million principal amount at maturity of zero coupon senior convertible bonds due 2013. The bonds were issued with a negative yield of 0.5% that resulted in a higher principal amount at issuance of $1,400 million and net proceeds of $1,386 million. The bonds are convertible at any time by the holders at the rate of 29.9144 shares of the Company’s common stock for each one thousand dollar face value of the bonds. The holders may redeem their convertible bonds on August 5, 2006 at a price of $985.09, on August 5, 2008 at $975.28 and on August 5, 2010 at $965.56 per one thousand dollar face value of the notes. At any time from August 20, 2006 the Company may redeem for cash at their accreted value all or a portion of the convertible bonds subject to the level of the Company’s share price.

14.	LOANS AND BANKS

The Company has revolving lines of credit agreements with several financial institutions totalling USD 205,000,000 at December 31, 2004 (2003: USD 163,000,000). At December 31, 2004 no amounts were drawn on these available lines of credit (2003: nil).

15.	GUARANTEES

Guarantees given by the Company to banks of its subsidiaries amounted to approximately USD 971,451,000 at December 31, 2004 (2003: USD 816,700,000).

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16.	WAGES, SALARIES AND SOCIAL CHARGES

	2004	2003
(USD in millions)

Wages and salaries	40	34
Social charges	2	2
Pension service costs	5	4
Other employee benefits	1	1

	48	41

The average number of persons employed by the Company during the year ended December 31, 2004 was 253 (2003: 223).

17.	REMUNERATION TO BOARD OF DIRECTORS AND SUPERVISORY BOARD MEMBERS

Individual remuneration paid to Directors in 2004

USD’000
P. Pistorio as sole Director

Wages and salaries	770
Bonus	423

Stock options granted to Directors in 2004:

P. Pistorio as sole Director 400,000 at a grant price of $22.71

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Individual remuneration paid to Supervisory Board Members :

	2004	2003
	USD’000	USD’000

B. Steve	86	92
J.P. Noblanc	78	92
R. Dullieux	38	41
F. Gavois	69	66
A. Ovi	86	77
R. Gallo	67	60
R. White	86	84
T. de Waard	90	82
D. Dunn	67	54

	667	648

Stock options granted to Supervisory Board Members :

	2004		2003

	Number of	Grant price	Number of	Granted price
	options granted	USD	options granted	USD

B. Steve	12 000	22.71	12 000	19.18
J.P. Noblanc	—	—	12 000	19.18
R. Dullieux	—	—	12 000	19.18
F. Gavois	12 000	22.71	12 000	19.18
A. Ovi	12 000	22.71	12 000	19.18
R. Gallo	12 000	22.71	12 000	19.18
R. White	12 000	22.71	12 000	19.18
T. de Waard	12 000	22.71	12 000	19.18
G. Arbola	12 000	22.71	—	—
D. Lombard	12 000	22.71	—	—
D. Dunn	12 000	22.71	12 000	19.18

18.	CONSOLIDATED FINANCIAL STATEMENTS OF STMICROELECTRONICS N.V.

The consolidated financial statements of the Company for the year ended December 31, 2004 are attached as an Appendix to these parent Company accounts.

19.	RECONCILIATION OF SHAREHOLDERS’ EQUITY AND NET INCOME ACCORDING TO DUTCH GAAP VERSUS US GAAP

In 2004, the Company charged USD 52 million (2003 : 48 million) related to goodwill amortization expense to net income. Under US GAAP, no goodwill amortization is allowed, but an impairment test is required. For US purposes, the amortization expense is reversed from income.

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Reconciliation of shareholders’ equity
	2004	2003
(USD in millions)

Shareholders’ equity in accordance with Dutch GAAP	8 982	8 024
Reversal of goodwill amortization	128	76

Shareholders’ equity in accordance with US GAAP	9 110	8 100

Reconciliation of net income
	2004	2003
(USD in millions)

Net income in accordance with Dutch GAAP	549	205
Reversal of goodwill amortization	52	48

Net income in accordance with US GAAP	601	253

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20.	ADDITIONAL DISCLOSURES FOR THE ATTACHED CONSOLIDATED FINANCIAL STATEMENTS TO COMPLY WITH DUTCH REQUIREMENTS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE NETHERLANDS

Intangible fixed assets

	Goodwill	Technologies & licenses, internally developed software and purchased software	Total

(USD in millions)

HISTORICAL COST
Balance at January 1, 2004	290	576	866
Additions	—	80	80
Disposals	(4)	—	(4)
Impairment	—	(4)	(4)
Translation effect of exchange rates	1	9	10

Balance at December 31, 2004	287	661	948

ACCUMULATED AMORTIZATION
Balance at January 1, 2004	99	251	350
Depreciation charge	52	112	164
Disposals	(2)	—	(2)
Impairment	—	—	—
Translation effect of exchange rates	2	7	9

Balance at December 31, 2004	151	370	521

NET BOOK VALUE
At December 31, 2004	136	291	427

At December 31, 2003	191	325	516

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Tangible fixed assets
				Fixed asset
				under
				construction
				and
	Land	Machinery	Other	prepayments
	and	and	fixed	on
	buildings	equipment	assets	fixed assets	Total

(USD in millions)

HISTORICAL COST
Balance at January 1, 2004	1 077	13 086	563	271	14 997
Additions	25	2 050	105	198	2 378
Disposals	-8	-328	-66	—	-402
Translation effect of exchange rates	61	882	35	30	1 008

Balance at December 31, 2004	1 155	15 690	637	499	17 981

ACCUMULATED DEPRECIATION
Balance at January 1, 2004	220	7 735	422	—	8 377
Depreciation charge	39	1 629	63	—	1 731
Disposals	-3	-145	-23	—	-171
Translation effect of exchange rates	10	563	29	—	602

Balance at December 31, 2004	266	9 782	491	—	10 539

NET BOOK VALUE
At December 31, 2004	889	5 908	146	499	7 442

At December 31, 2003	857	5 351	141	271	6 620

Wages, salaries and social charges
				2004	2003
(USD in millions)

Wages and salaries				1 751	1 471
Social charges and pensions				557	453

				2 308	1 924

The average number of persons employed by the Company and its subsidiaries for the year ended December 31, 2004 was 48,515 (2003: 44,545).

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STMICROELECTRONICS N.V.

OTHER INFORMATION

DECEMBER 31, 2004

1.	AUDITORS’ REPORT

The report of the auditors, PricewaterhouseCoopers Accountants N.V., is presented on page 18.

2.	APPROPRIATION OF RESULT – PROVISIONS IN COMPANY’S ARTICLES OF ASSOCIATION

The Managing Directors, with the approval of the Supervisory Board, are allowed to allocate net income to a reserve fund. The Articles of Association provide that the net result for the year, after deduction of the aforementioned allocation to the reserve fund, is subject to the disposition by the Annual General Meeting of Shareholders.

In the case that a net loss for the year exceeds retained earnings, no dividend payments are allowed until the loss has been recovered from net income in future years.

3.	SUBSEQUENT EVENTS

In January 2005, the Company decided to reduce its Access technology products for Customer Premises Equipment (“CPE”) modem products. This decision is intended to eliminate certain low volume, non-strategic product families whose returns in the current environment does not meet internal targets. This decision could result in potential impairment charges up to $60 million in the first quarter of 2005 for intangible assets and goodwill related to the CPE product lines and certain additional restructuring charges to be further estimated.

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Auditor's report

Introduction
In accordance with your instructions we have audited the financial statements of STMicroelectronics N.V., Amsterdam, for the year 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion, the financial statements give a true and fair view of the financial position of the company as at 31 December 2004 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

16 February 2005

PricewaterhouseCoopers is the trade name of amongst others the following companies: PricewaterhouseCoopers Accountants N.V. (registered with the Trade Register under number 34180285), PricewaterhouseCoopers Belastingadviseurs N.V. (registered with the Trade Register under number 34180284), PricewaterhouseCoopers Corporate Finance & Recovery N.V. (registered with the Trade Register under number 34180287) and PricewaterhouseCoopers B.V. (registered with the Trade Register under number 34180289). The services rendered by these companies are governed by General Terms & Conditions, which include provisions regarding our liability. Purchases by PricewaterhouseCoopers are governed by general purchase conditions ("Algemene Inkoopvoorwaarden"). Both General Terms & Conditions are filed with the Amsterdam Chamber of Commerce and can also be viewed at www.pwc.com/nl.

CONSOLIDATED FINANCIAL STATEMENTS

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Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of
STMicroelectronics N.V.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of STMicroelectronics N.V. and its subsidiaries at December 31, 2004 and December 31, 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers S.A.

M Foley	H-J Hofer

Geneva, February 16, 2005

PricewaterhouseCoopers is represented in more than 140 countries worldwide and in Switzerland in Aarau, Basle, Berne, Chur, Geneva, Lausanne, Lucerne, Lugano, Neuchâtel, Sion, St. Gall, Thun, Winterthur, Zug and Zurich and offers Assurance, Tax & Legal and Advisory services.

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STMICROELECTRONICS N.V.

CONSOLIDATED STATEMENTS OF INCOME

	Year ended

	December 31,	December 31,	December 31,
	2004	2003	2002

	(in millions of U.S. dollars, except per share amounts)
Net sales	8,756	7,234	6,270
Other revenues	4	4	48

Net revenues	8,760	7,238	6,318
Cost of sales	(5,532)	(4,672)	(4,020)

Gross profit	3,228	2,566	2,298
Selling, general and administrative	(947)	(785)	(648)
Research and development	(1,532)	(1,238)	(1,022)
Other income and expenses, net	10	(4)	7
Impairment, restructuring charges and other related closure costs	(76)	(205)	(34)

Operating income	683	334	601
Interest expense, net	(3)	(52)	(68)
Loss on equity investments	(4)	(1)	(11)
Loss on extinguishment of convertible debt	(4)	(39)	—

Income before income taxes and minority interests	672	242	522
Income tax benefit (expense)	(68)	14	(89)

Income before minority interests	604	256	433
Minority interests	(3)	(3)	(4)

Net income	601	253	429

Earnings per share (Basic)	0.67	0.29	0.48
Earnings per share (Diluted)	0.65	0.27	0.48

The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

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STMICROELECTRONICS N.V.

CONSOLIDATED BALANCE SHEETS

	As at

	December 31,	December 31,
	2004	2003

	(in millions of U.S. dollars)
ASSETS
Current assets:
Cash and cash equivalents	1,950	2,998
Trade accounts receivable, net	1,408	1,272
Inventories, net	1,344	1,129
Deferred tax assets	140	106
Other receivables and assets	785	616

Total current assets	5,627	6,121

Goodwill	264	267
Other intangible assets, net	291	325
Property, plant and equipment, net	7,442	6,620
Long-term deferred tax assets	59	45
Investments and other non-current assets	117	99

	8,173	7,356

Total assets	13,800	13,477

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	58	45
Current portion of long-term debt	133	106
Trade accounts payable	1,352	1,044
Other payables and accrued liabilities	776	693
Deferred tax liabilities	17	10
Accrued income tax	176	179

Total current liabilities	2,512	2,077

Long-term debt	1,767	2,944
Reserve for pension and termination indemnities	285	236
Long-term deferred tax liabilities	63	37
Other non-current liabilities	15	38

	2,130	3,255

Total liabilities	4,642	5,332

Commitment and contingencies
Minority interests	48	45
Common stock:	1,150	1,146
• common shares: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 905,308,997 shares issued, 891,908,997 shares outstanding
• preferred shares: 540,000,000 shares authorized, not issued
Capital surplus	1,924	1,905
Accumulated result	5,268	4,774
Accumulated other comprehensive income	1,116	623
Treasury stock	(348)	(348)

Shareholders’ equity	9,110	8,100

Total liabilities and shareholders’ equity	13,800	13,477

The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

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STMICROELECTRONICS N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended

	December 31,	December 31,	December 31,
	2004	2003	2002

	(in millions of U.S. dollars)
Cash flows from operating activities:
Net income	601	253	429
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	1,837	1,608	1,382
Amortization of discount on convertible debt	28	68	87
Loss on extinguishment of convertible debt	4	39	—
Gain on the sale of marketable securities	—	(4)	(1)
Other non-cash items	5	(53)	27
Minority interest in net income of subsidiaries	3	3	4
Deferred income tax	(6)	(131)	14
Loss on equity investments	4	1	11
Impairment, restructuring charges and other related closure costs, net of cash payments	8	197	11
Changes in assets and liabilities:
Trade receivables, net	(119)	(109)	(129)
Inventories, net	(144)	(75)	(71)
Trade payables	128	(8)	(21)
Other assets and liabilities, net	(7)	131	(30)

Net cash from operating activities	2,342	1,920	1,713

Cash flows from investing activities:
Payment for purchases of tangible assets	(2,050)	(1,221)	(995)
Proceeds from the sale of marketable securities	—	4	1
Investment in intangible and financial assets	(81)	(34)	(69)
Payment for acquisitions, net of cash received	(3)	(188)	(307)

Net cash used in investing activities	(2,134)	(1,439)	(1,370)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	91	1,398	65
Repayment of long-term debt	(1,288)	(1,432)	(158)
Increase (decrease) in short-term facilities	10	25	(16)
Capital increase	23	22	29
Payments to acquire treasury stock	—	—	(115)
Dividends paid	(107)	(71)	(36)
Other financing activities	—	(1)	(1)

Net cash used in financing activities	(1,271)	(59)	(232)

Effect of changes in exchange rates	15	14	12

Net cash increase (decrease)	(1,048)	436	123

Cash and cash equivalents at beginning of the period	2,998	2,562	2,439
Cash and cash equivalents at end of the period	1,950	2,998	2,562

Supplemental cash information:
Interest paid	16	19	22
Income tax paid	84	102	95

The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

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STMICROELECTRONICS N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

					Accumulated
					Other
	Common	Capital	Treasury	Accumulated	Comprehensive	Shareholders’
	Stock	Surplus	Stock	Result	Income (Loss)	Equity

		(in millions of U.S. dollars, except per share amounts)
Balance as of December 31, 2001	1,142	1,836	(233)	4,199	(869)	6,075

Capital increase	2	28				30
Repurchase of common stock			(115)			(115)
Comprehensive income:
Net Income				429		429
Other comprehensive income, net of tax					611	611

Comprehensive income						1,040
Dividends, $0.04 per share				(36)		(36)

Balance as of December 31, 2002	1,144	1,864	(348)	4,592	(258)	6,994

Capital increase	2	41				43
Comprehensive income:
Net Income				253		253
Other comprehensive income, net of tax					881	881

Comprehensive income						1,134
Dividends, $0.08 per share				(71)		(71)

Balance as of December 31, 2003	1,146	1,905	(348)	4,774	623	8,100

Capital increase	4	19				23
Repurchase of common stock
Comprehensive income:
Net Income				601		601
Other comprehensive income, net of tax					493	493

Comprehensive income						1,094
Dividends, $0.12 per share				(107)		(107)

Balance as of December 31, 2004	1,150	1,924	(348)	5,268	1,116	9,110

The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

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STMICROELECTRONICS N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

1.	The Company

STMicroelectronics N.V. (the ‘‘Company’’) is registered in The Netherlands with its statutory domicile in Amsterdam. The Company was formed in 1987 with the original name of SGS-THOMSON Microelectronics by the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by Thomson-CSF, a French corporation) whereby each company contributed their respective semiconductor businesses in exchange for a 50% interest in the Company.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (‘‘ICs’’) and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.

2.	Accounting policies

The accounting policies of the Company conform with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’). All balances and values in the current and prior periods are in millions of dollars, except share and per-share amounts.

2.1      Principles of consolidation

The consolidated financial statements of the Company have been prepared in conformity with U.S. GAAP. The Company’s consolidated financial statements include the assets, liabilities, results of operations and cash flows of its majority-owned subsidiaries. The ownership of other interest holders is reflected as minority interests. Intercompany balances and transactions have been eliminated in consolidation.

2.2      Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances, allowances for doubtful accounts, inventory reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory, accruals for warranty costs, litigation and claims, valuation of acquired intangibles, goodwill, investments and tangible assets as well as the impairment of their related carrying values, restructuring charges, other non-recurring special charges, assumptions used in calculating pension obligations and proforma share-based compensation, assessment of hedge effectiveness of derivative instruments, deferred income tax assets including required valuation allowances and liabilities as well as provisions for specifically identified income tax exposures. The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends and business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The actual results experienced by the Company could differ materially and adversely from management’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations could be significantly affected.

2.3      Foreign currency

The U.S. dollar is the reporting currency for the Company. This is consistent with the worldwide semiconductor industry’s use of the U.S. dollar as a currency of reference for actual pricing in the market. Furthermore, there is no single currency in which the majority of the Company’s transactions are denominated, and revenues from external sales in U.S. dollars exceed revenues in any other currency. However, labor costs are concentrated primarily in the countries that have adopted the Euro currency.

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The functional currency of each subsidiary throughout the group is generally the local currency. For consolidation purposes, assets and liabilities of these subsidiaries are translated at current rates of exchange at the balance sheet date. Income and expense items are translated at the monthly average exchange rate of the period. The effects of translating the financial position and results of operations from local functional currencies are reported as a component of ‘‘accumulated other comprehensive income’’ in the consolidated statements of changes in shareholders’ equity.

Assets, liabilities, revenues, expenses, gains or losses arising from foreign currency transactions are recorded in the functional currency of the recording entity at the exchange rate in effect at the date of the transaction. At each balance sheet date, recorded balances denominated in a currency other than the recording entity’s functional currency are translated at the exchange rate prevailing at that date. The related exchange gains and losses are recorded in the consolidated statements of income.

2.4       Derivative instruments

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates. The Company enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries. These instruments do not qualify as hedging instruments under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (‘‘FAS 133’’) and are marked-to-market at each period-end with the associated changes in fair value recognized in ‘‘other income and expenses, net’’ in the consolidated statements of income.

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company also hedged in 2004 certain euro-denominated forecasted transactions that cover at year-end a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing production costs of semi-finished goods. The foreign currency forward contracts used to hedge exposures are reflected at their fair value in the consolidated balance sheet and meet the criteria for designation as cash flow hedges. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction. Foreign currency forward contracts used as hedges are effective at reducing the euro/U.S. dollar currency fluctuation risk being hedged and are designated as a hedge at the inception of the contract. For these derivatives, the gain or loss from the effective portion of the hedge is reported as a component of ‘‘accumulated other comprehensive income’’ in the consolidated statement of changes in shareholders’ equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same income statement line item as the impact of the hedged transaction. The gain or loss is recognized immediately in ‘‘other income and expenses, net’’ in the consolidated statement of income when a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified. As the foreign currency forward contracts expire, the resulting cash flows are reflected in the consolidated cash flow statement as changes in ‘‘other assets and liabilities, net’’ for hedged research and development and selling and administrative expenses and ‘‘inventories’’ for hedged production costs of semi-finished goods.

2.5       Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

2.6       Revenue Recognition

Net sales

Revenue from products sold to customers is recognized, pursuant to SEC Staff Accounting Bulletin No. 104 Revenue Recognition (‘‘SAB 104’’), when all the following conditions have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the selling price is fixed or determinable; and (d) collectibility is reasonably assured. This usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of the Company’s products to compensate them for declines in market prices. The ultimate decision to authorize a distributor refund remains fully within the control of the Company. The Company accrues a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents

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differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant move in the current market price. The short outstanding inventory time period, visibility into the standard inventory product pricing (as opposed to certain customized products) and long distributor pricing history have enabled the Company to reliably estimate price protection provisions at period-end. The Company records the accrued amounts as a deduction of revenue at the time of the sale.

The Company’s customers occasionally return the Company’s products for technical reasons. The Company’s standard terms and conditions of sale provide that, if the Company determines that products are non-conforming, the Company will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are always associated with end-user customers, not with distribution channels. The Company provides for such returns when they are considered as probable and can be reasonably estimated. The Company records the accrued amounts as a reduction of revenue.

The Company does not have insurance against product claims and records a provision for warranty costs as a charge against cost of sales, based on historical trends of warranty costs incurred as a percentage of sales, which management has determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to the Company’s determination that the Company is at fault for damages, and such claims usually must be submitted within a short period following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms express or implied by statute or common law. The Company limits its liability to the price allocable to the products which gives rise to the claims.

Other revenues

Other revenues primarily consist of license revenue and patent royalty income, which are recognized ratably over the term of the agreements. Prior to 2003, other revenues also included in previous years fees invoiced to partners under a co-development contract, which was recognized as the related costs are incurred. The related costs under such contracts were recorded in ‘‘cost of sales’’.

Fundings

Fundings received by the Company are mainly from governmental agencies and income is recorded as recognized when all contractually required conditions are fulfilled. The Company’s primary sources for government funding are French, Italian and other European Union (‘‘EU’’) governmental entities. Such funding is generally provided to encourage research and development activities, industrialization and the economic development of underdeveloped regions. The EU has developed model contracts for research and development funding that requires beneficiaries to disclose the results to third parties on reasonable terms. The conditions for receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Commission regulations, as well as specifications regarding objectives and results. Certain specific contracts contain obligations to maintain a minimum level of employment and investment during a certain amount of time. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations. In accordance with SAB 104 and the Company’s revenue recognition policy, funding related to these contracts is booked when the conditions required by the contracts are met. The Company’s funding programs are classified under three general categories: funding for research and development activities, capital investment, and loans.

Funding for research and development activities is the most common form of funding that the Company receives. Public funding for research and development is recorded as ‘‘other income and expenses, net’’ in the Company’s consolidated statements of income. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions are met.

Capital investment grants are recorded as a reduction of ‘‘property, plant and equipment, net’’ and are recognized in the Company’s consolidated statements of income according to the depreciation charges of the funded assets during their useful lives.

The Company receives certain loans, mainly related to large capital investment projects, at preferential interest rates. The Company records these loans as debt in its consolidated balance sheet.

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2.7      Advertising costs

Advertising costs are expensed as incurred and are recorded as selling, general and administrative expenses. Advertising expenses for 2004, 2003, and 2002 were $17 million, $9 million and $11 million respectively.

2.8      Research and development

Research and development costs are charged to expense as incurred. Research and development expenses include costs incurred by the Company, the Company’s share of costs incurred by other research and development interest groups, and costs associated with co-development contracts. Research and development expenses do not include marketing design center costs, which are accounted for as selling expenses and process engineering, pre-production or process transfer costs which are recorded as cost of sales.

2.9      Start-up costs

Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or 6-months after the fabrication line’s quality qualification and are included in ‘‘other income and expenses, net’’ in the consolidated statements of income.

2.10      Income taxes

The provision for current taxes represents the income taxes expected to be paid related to the current year income or to benefit in the case of a current-year loss in each individual tax jurisdiction. Provisions for specific tax exposures are also estimated and recorded when an additional tax payment is determined probable. Deferred tax assets and liabilities are recorded for all temporary differences arising between the tax and book bases of assets and liabilities and for the benefits of tax credits and operating loss carry-forwards. Deferred tax assets and liabilities are measured using the enacted tax rates at which they are expected to be realized or settled. A valuation allowance is provided where necessary to reduce deferred tax assets to the amount for which management considers the possibility of recovery to be more likely than not. The effect on deferred tax assets and liabilities from changes in tax law is recognized upon enactment. The Company utilizes the flow-through method to account for its investment credits, reflecting the credits as a reduction of tax expense in the year it is recognized.

2.11      Earnings per share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by dividing net income (adding-back interest expense, net of tax effects, related to convertible debt if determined to be dilutive) by the weighted average number of common shares and common share equivalents outstanding during the period. The weighted average shares used to compute diluted earnings per share include the incremental shares of common stock relating to outstanding options and convertible debt to the extent such incremental shares are dilutive.

2.12      Cash and cash equivalents

Cash and cash equivalents represents cash, deposits and highly liquid investments with insignificant interest rate risk purchased with an original maturity of ninety days or less.

2.13      Marketable securities

Management determines the appropriate classification of investments in debt and equity securities at the time of purchase and reassesses the classification at each reporting date. For those marketable securities with a readily determinable fair value and that are classified as available-for-sale, the securities are reported at fair value with changes in fair value recognized as a separate component of ‘‘accumulated other comprehensive income’’ in the consolidated statements of changes in shareholders’ equity. Other-than-temporary losses are recorded in net income based on the Company’s assessment of any significant, sustained reductions in the investment’s market value and of the market indicators affecting the securities. Gains and losses on securities sold are determined based on the specific identification method and are recorded as ‘‘other income and expenses, net’’.

2.14      Trade accounts receivable

Trade accounts receivable are stated net of allowances for doubtful accounts. The Company maintains an allowance for doubtful accounts for potential estimated losses resulting from its customers’ inability to make

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required payments. The Company bases its estimates on historical collection trends and records a provision accordingly. In addition, the Company is required to evaluate its customers’ financial condition periodically and records an additional provision for any specific account the Company estimates as doubtful.

2.15       Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is computed by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.

Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter sales, orders’ backlog and production plans. Additionally, the Company evaluates its product inventory to identify obsolete or slow-selling stock and records a specific provision if the Company estimates its eventual obsolescence.

2.16      Intangible assets subject to amortization

Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, internally developed software which is capitalized and purchased software. Intangible assets subject to amortization are reflected net of any impairment losses. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In determining recoverability, the Company estimates the fair value based on the projected discounted future cash flows associated with the intangible assets and compares this to their carrying value. An impairment loss is recognized for the excess of the carrying amount over the fair value. Amortization is computed using the straight-line method over the following estimated useful lives:

Technologies & licenses	3-7 years
Internally developed software	3-5 years
Purchased software	3 years

The Company evaluates the remaining useful life of an intangible asset at each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.

The capitalization of costs for internally developed software begins when preliminary project stage is completed and when the Company, implicitly or explicitly, authorizes and commits to funding a computer software project. It must be probable that the project will be completed and will be used to perform the function intended.

2.17       Goodwill

Goodwill acquired in business combinations is not amortized but rather is subject to an impairment test to be performed on an annual basis or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is tested at a level of reporting referred to as a reporting unit. The Company defines its reporting units one level below the four semiconductor product groups described in Note 30. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, the Company usually estimates the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows, including: the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration, the market acceptance of certain new technologies and relevant cost structure.

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2.18       Property, plant and equipment

Property, plant and equipment are stated at cost, net of government fundings and any impairment losses. Major additions and improvements are capitalized, minor replacements and repairs are charged to current operations.

Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings	33 years
Facilities & leasehold improvements	10 years
Machinery and equipment	6 years
Computer and R&D equipment	3-6 years
Other	2-5 years

The Company evaluates each period whether there is reason to suspect that tangible assets or groups of assets might not be recoverable. Several impairment indicators exist for making this assessment, such as: significant changes in the technological, market, economic or legal environment in which the Company operates or in the market to which the asset is dedicated, or available evidence of obsolescence of the asset, or indication that its economic performance is, or will be, worse than expected. In determining the recoverability of assets to be held and used, the Company initially assesses whether the undiscounted cash flows associated with the tangible assets or group of assets exceeds its carrying value. If exceeded, the Company then evaluates whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. This fair value is normally estimated by the Company based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of the Company’s fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. The Company also evaluates the continued validity of an asset’s useful life when impairment indicators are identified. Assets classified as held for disposal are reflected at the lower of their carrying amount or fair value less selling costs and are not depreciated during the selling period. Costs to sell include incremental direct costs to transact the sale that would not have been incurred except for the decision to sell.

When property, plant and equipment are retired or otherwise disposed of, the net book value of the assets is removed from the Company’s books and the net gain or loss is included in ‘‘other income and expenses, net’’ in the consolidated statements of income.

Assets subject to leasing agreements and classified as capital leases are included in property, plant and equipment and depreciated over the shorter of the estimated useful life or the lease term.

2.19       Investments

Investments are accounted for using the equity method of accounting if the investment gives the Company the ability to exercise significant influence over an investee. Significant influence is generally deemed to exist if the Company has a 20% to 50% ownership interest in the voting stock of the investee.

Investments without readily determinable fair values and for which the Company does not have the ability to exercise significant influence are accounted for under the cost method. Under the cost method of accounting, investments are carried at historical cost and are adjusted only for declines in fair value. For investments in public companies that have readily determinable fair values and for which the Company does not exercise significant influence, the Company classifies these investments as available-for-sale and, accordingly, recognizes changes in their fair values as a separate component of ‘‘accumulated other comprehensive income’’ in the consolidated statements of changes in shareholders’ equity. Other-than-temporary losses are recorded in net income and are based on the Company’s assessment of any significant, sustained reductions in the investment’s market value and of the market indicators affecting the securities. Gains and losses on investments sold are determined on the specific identification method and are recorded as ‘‘other income or expenses, net’’ in the consolidated statements of income.

Since the adoption in 2003 of Financial Accounting Standards Board Interpretation No. 46 Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (revised 2003) and the related FASB Staff Positions (collectively ‘‘FIN 46R’’), the Company assesses for potential consolidation any Variable Interest Entities (‘‘VIEs’’) for which the Company is considered to be the primary beneficiary. The Company identifies VIEs as entities where the Company’s financial risk or reward is not consistent with the equity ownership. The primary beneficiary of a VIE is the party that absorbs the majority of the entity’s expected losses, receives the majority of

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its expected residual returns, or both as a result of holding variable interests. Assets, liabilities, and the non-controlling interest of newly consolidated VIEs generally are initially measured at their fair values with any resulting loss reported immediately as an extraordinary item or resulting gain as a reduction of the amounts assigned to assets in the same manner as if the consolidation resulted from a business combination.

2.20     Pension and termination indemnities

The Company sponsors various retirement plans for its employees; such plans include both defined benefit and defined contribution plans. These plans conform to local regulations and practices of the countries in which the Company operates. Significant estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries.

2.21     Convertible debt

Zero-coupon convertible bonds are recorded at the principal amount on maturity in long-term debt and are presented net of the debt discount on issuance. This discount is amortized over the term of the debt as interest expense using the interest rate method.

Zero-coupon convertible bonds issued with a negative yield are initially recorded at their accreted value as of the first redemption right of the holder. The negative yield is recorded as capital surplus and represents the difference between the principal amount at issuance and the lower accreted value at the first redemption right of the holder.

Debt issuance costs are included in long-term investments and are amortized in ‘‘interest expense, net’’ until the first redemption right of the holder.

2.22     Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a business during a period except those resulting from investment by shareholders and distributions to shareholders. In the accompanying consolidated financial statements, ‘‘accumulated other comprehensive income’’ consists of foreign currency translation adjustments, the unrealized gain or loss on marketable securities classified as available-for-sale, the change in the excess of the minimum pension liability over the unrecognized prior service cost of certain pension plans and the unrealized gain on derivatives, all net of tax.

2.23     Fair value of share-based compensation

At December 31, 2004, the Company has five share-based employee and Supervisory Board compensation plans as well as an employee share purchase plan which are described in detail in Note 17. The Company applies the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (‘‘APB 25’’), and related Interpretations, in accounting for stock-based awards to employees. No stock-based employee compensation cost is reflected in net income, as all options under those plans were granted at an exercise price equal to the market value of the underlying common stock on the date of grant. Proforma information regarding net income and earnings per share (‘‘EPS’’) is required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (‘‘FAS 123’’) as if the Company had accounted for its stock-based awards to employees under the fair value method prescribed by FAS 123. The fair value of the Company’s stock-based awards to employees was estimated using a Black-Scholes option-pricing model. Forfeitures of options are reflected in the proforma charge as they occur. For those stock option plans with graded vesting periods, the Company has determined the historical exercise activity for such plans actually reflects that employees exercise the option after the close of the graded vesting period. Therefore, the Company recognizes the estimated proforma charge for plans with graded vesting periods on a straight-line basis.

The fair value was estimated using the following weighted-average assumptions:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2004	2003	2002

Expected life (years)	6.1	5.9	5.0
Volatility	56.4%	59.6%	60.1%
Risk-free interest rate	3.6%	2.7%	4.1%
Dividend yield	0.56%	0.35%	0.20%

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The weighted average fair value of options granted during 2004 was $12.14 ($10.66 in 2003 and $16.80 in 2002). The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123 to employee stock-based compensation.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2004	2003	2002

Net income, as reported	601	253	429
Deduct: Total stock-based employee compensation
expense determined under FAS 123, net of
related tax effects	(166)	(186)	(163)
Net income, pro forma	435	67	266

Earnings per share:
Basic, as reported	0.67	0.29	0.48
Basic, pro forma	0.49	0.08	0.30

Diluted, as reported	0.65	0.27	0.48
Diluted, pro forma	0.47	0.07	0.30

2.24     Recent accounting pronouncements

In December 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106, and a revision of FASB Statement No. 132 (‘‘FAS 132R’’). This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers’ Accounting for Pensions, No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. FAS 132R requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The statement was generally effective for 2003 calendar year-end financial statements, with a delayed effective date for certain disclosures for foreign plans. The Company adopted FAS 132R in the fourth quarter of 2003 and included all immediately required disclosures for its domestic pension plans at December 31, 2003. The Company has evaluated the required disclosures for all its foreign pension plans and included the additional information in its Consolidated Financial Statements as at December 31, 2004.

In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (‘‘FAS 151’’). The Standard requires abnormal amounts of idle capacity and spoilage costs to be excluded from the cost of inventory and expensed when incurred. The provisions of FAS 151 are applicable prospectively to inventory costs incurred during fiscal years beginning after June 15, 2005. As costs associated with underutilization of manufacturing facilities have historically been charged directly to cost of sales, the Company believes that FAS 151 will have no material effect on its financial position or results of operations.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 (‘‘FAS 153’’). This Statement amends Opinion 29 to eliminate the exception to the basis measurement principle (fair value) for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of transactions that do not have commercial substance that is transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The Statement is effective prospectively for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with early application permitted. The Company has not had any nonmonetary exchanges of assets since FAS 153 was published and believes that FAS 153 will have no material effect on its financial position or results of operations.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (‘‘FAS 123R’’). This Statement revises FASB Statement No. 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. FAS 123R requires a public entity to measure the

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cost of share-based service awards based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments. FAS 123R also requires more extensive disclosures than the previous standards relating to the nature of share-based payment transactions, compensation cost and cash flow effects. The Statement applies to all awards granted and to all unvested awards modified, repurchased, or cancelled during the first interim reporting period beginning after June 15, 2005. FAS 123R provides a choice of transition method including the modified prospective application method, which allows discretionary restatement of interim periods during the calendar year of adoption, or the modified retrospective application method, which allows the restatement of the prior years presented. Each method requires the cumulative effect of initially applying FAS 123R to be recognized in the period of adoption. The Company will adopt FAS 123R in the third quarter of 2005 using the modified prospective application method and is currently reviewing the cumulative impact on its consolidated accumulated result from adopting FAS 123R. The impact on the Company’s financial position and results of operations are illustrated in the information presented in note 2.23 – Fair value of stock based compensation. As a significant number of option grants are below current market prices, the Company believes their existing equity-based compensation strategy is minimally effective in motivating and retaining key-employees. Therefore, the Company is currently reviewing its share-based remunerations programs.

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3.	Consolidated entities

The consolidated financial statements include the accounts of STMicroelectronics N.V. and the following entities as of December 31, 2004:

		Percentage
		Ownership
		(Direct or
Legal Seat	Name	Indirect)

Australia – Sydney	STMicroelectronics PTY Ltd	100
Belgium – Zaventem	STMicroelectronics Belgium N.V.	100
Belgium – Zaventem	Proton World International N.V.	100
Brazil – Sao Paolo	STMicroelectronics Ltda	100
Canada – Ottawa	STMicroelectronics (Canada), Inc.	100
China – Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China – Shenzhen	STMicroelectronics (Shenzhen) Co. Ltd	100
China – Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100
China – Shanghai	STMicroelectronics (Shanghai) Co. Ltd	100
China – Shanghai	STMicroelectronics (Shanghai) R&D Co. Ltd	100
China – Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
Czech Republic – Prague	STMicroelectronics Design and Application s.r.o.	100
Finland – Lohja	STMicroelectronics OY	100
France – Crolles	STMicroelectronics (Crolles 2) SAS	100
France – Montrouge	STMicroelectronics SA	100
France – Rousset	STMicroelectronics (Rousset) SAS	100
France – Palaiseau	Waferscale Integration Sarl	100
Germany – Grasbrunn	STMicroelectronics GmbH	100
Germany – Grasbrunn	STMicroelectronics Design and Application GmbH	100
Hong Kong – Hong Kong	STMicroelectronics LTD	100
India – Noida	STMicroelectronics Pvt Ltd	100
Israel – Netanya	STMicroelectronics Ltd	100
Italy – Vimercate	Accent S.r.l.	51
Italy – Catania	CO.RI.M.ME.	100
Italy – Aosta	DORA S.p.A.	100
Italy – Agrate Brianza	ST Incard S.r.l.	100
Italy – Naples	STMicroelectronics Services S.r.l.	100
Italy – Agrate Brianza	STMicroelectronics S.r.l.	100
Japan – Tokyo	STMicroelectronics KK	100
Malaysia – Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia – Muar	STMicroelectronics SDN BHD	100
Malta – Kirkop	STMicroelectronics Ltd	100
Mexico – Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100
Mexico – Guadalajara	STMicroelectronics Design and Applications, S. de R.L. de C.V.	100
Morocco – Rabat	Electronic Holding S.A.	100
Morocco – Casablanca	STMicroelectronics S.A.	100
Singapore – Ang Mo Kio	STMicroelectronics ASIA PACIFIC Pte Ltd	100
Singapore – Ang Mo Kio	STMicroelectronics Pte Ltd	100
Spain – Madrid	STMicroelectronics S.A.	100
Sweden – Kista	STMicroelectronics A.B.	100
Switzerland – Geneva	STMicroelectronics SA	100
Switzerland – Geneva	INCARD SA	100
United Kingdom – Marlow	STMicroelectronics Limited	100
United Kingdom – Marlow	STMicroelectronics (Research & Development) Limited	100
United Kingdom – Bristol	Inmos Limited	100
United Kingdom – Reading	Synad Technologies Limited	100
United States – Carrollton	STMicroelectronics Inc.	100
United States – Dover	Proton World Americas Inc.	100
United States – Wilmington	STMicroelectronics (North America) Holding, Inc.	100
United States – Wilsonville	The Portland Group, Inc.	100

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4.	Business combinations

Proton World International

On April 24, 2003 the Company completed the acquisition of Proton World International N.V. (PWI), a leading Smart card software company established in Belgium, which specializes in high-security, payment and identification Smart card systems. The original cash consideration for the purchase of PWI was €37 million (approximately $41 million). The terms of the agreement require the Company to potentially make additional payments of up to $25 million, based on achieving future sales targets over the next ten years. The obligation to pay such amount is not considered beyond a reasonable doubt and therefore no provision has been recorded as of December 31, 2004. The acquisition was conducted to significantly extend the Company’s know-how and participation in the Smart card value chain. In July 2003, the computation of purchase price contractual adjustments was finalized, resulting in a reduction of the provisional price of approximately $3 million. Purchase price allocation resulted in recording assumed liabilities net of current and tangible assets of $5 million, and intangible assets including $8 million for core technologies, $1 million for customer relationships, $1 million for trademarks and $33 million in goodwill. The core technologies have an estimated useful life of seven years, the customer relationship of four years and the trademarks of one year.

Tioga Technologies

On April 28, 2003 the Company finalized the purchase of the assets and liabilities of Tioga Technologies Ltd., a company based in Israel. The cash consideration for this acquisition was $12 million. The acquisition was made to further strengthen the strategic positioning of the Company in the areas of its Digital Subscriber Line technology for Central office. Purchase price allocation resulted in recording assumed liabilities net of current and tangible assets by $2 million and intangible assets including $8 million for core technologies and $6 million in goodwill. The core technologies have an estimated useful life of five years.

Incard

On June 2, 2003 the Company completed the acquisition of the business of Incard S.p.A, a company based in Italy, for an original cash consideration of approximately $89 million plus approximately $2 million in acquisition-related taxes and fees. The acquisition of Incard was performed to complement the purchase of PWI by extending the Company’s know-how and customer basis in the Smart card value chain. The acquisition will also allow the Company to offer a much wider range of solutions to meet the multiple needs of the evolving Smart card market. On September 26, 2003 the computation of purchase price contractual adjustments was finalized resulting in a price reduction of approximately $7 million. The purchase agreement also provides certain future price adjustments contingent upon future events that have not yet occurred, and that could represent additional contingent payments. If these contingent payments will materialize, the purchase consideration will be changed accordingly. Purchase price allocation resulted in the booking of $32 million of tangible and current assets net of assumed liabilities, and intangible assets including $15 million for core technologies, $4 million for customers’ relationships, $3 million for trademarks and $30 million in goodwill. The core technologies have an estimated useful life of seven years, the customers’ relationships of four years and the trademarks of three years.

Synad Technologies

On December 18, 2003, the Company completed the acquisition of Synad Technologies Ltd., a wireless-LAN chip developer based in the United Kingdom. The cash consideration for this acquisition was $55 million, plus approximately $1 million in acquisition-related taxes and fees, of which $53 million was paid as of December 31, 2003 and $3 million was paid during the first quarter of 2004. The acquisition was conducted to strengthen the Company’s broadband access portfolio and add wireless networking capabilities to its wide range of highly integrated cost-effective application platforms. Purchase price allocation, further adjusted in the first quarter of 2004, resulted in recording $2 million of tangible and current assets net of assumed liabilities, and intangible assets including $17 million for core technologies and $33 million in goodwill as at December 31, 2004. The Company also recorded in 2003 an expense of approximately $4 million for in-process research and development as certain of the acquired technologies could not be capitalized since they did not reach technological feasibility. The core technologies have an estimated useful life of five years.

For PWI, Incard and Synad, the purchase price allocation is based on a third party independent appraisal. For Tioga, the allocation is based on the contractual values, which the Company determined to reflect the fair market value.

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5.	Equity-method investments

SuperH Joint Venture

In 2001, the Company and Renesas Technology Corp. (previously known as Hitachi, Ltd.) formed a joint venture to develop and license RISC microprocessors. The joint venture, SuperH Inc., was initially capitalized with the Company’s contribution of $15 million of cash plus internally developed technologies with an agreed intrinsic value of $14 million for a 44% interest. Renesas Technology Corp. contributed $37 million of cash for a 56% interest. The Company accounts for its share in the SuperH, Inc. joint venture under the equity method based on the actual results of the joint venture. During 2002 and 2003, the Company made additional capital contributions on which accumulated losses have exceeded the Company’s total investment, which is shown at a zero carrying value at December 31, 2004.

In 2003, the shareholders’ agreement was amended to require an additional $3 million cash contribution from the Company. This amount was fully accrued at December 31, 2003, based on the inability of the joint venture to meet its projected business plan objectives, and the charge was reflected in the 2003 consolidated statement of income line ‘‘Impairment, restructuring charges and other related closure costs’’. In 2004, the shareholders agreed to restructure the joint venture by transferring the intellectual properties to each shareholder and continuing any further development individually. Based upon estimates of forecasted cash requirements of the joint venture, the Company paid an additional $2 million, which is reflected in the 2004 consolidated statement of income as ‘‘loss on equity investments’’.

UPEK Inc.

In 2004, the Company and Sofinnova Capital IV FCPR formed a new company, UPEK Inc., as a venture capitalist-funded spin-off of the Company’s TouchChip business. UPEK, Inc. was initially capitalized with the Company’s transfer of the business, personnel and technology assets related to the fingerprint biometrics business, formerly known as the TouchChip Business Unit, for a 48% interest. Sofinnova Capital IV FCPR contributed $11 million of cash for a 52% interest. The shareholder agreement requires Sofinnova Capital IV FCPR to additionally contribute $9 million within approximately 12 months from the first quarter of 2004, which will reduce the Company’s ownership to 33%.

The Company is accounting for its share in UPEK, Inc. under the equity method and has recorded losses of approximately $2 million, which are reflected in the 2004 consolidated statement of income as ‘‘loss on equity investments’’.

6.	Trade accounts receivable, net

Trade accounts receivable, net consisted of the following:

	December 31,	December 31,
	2004	2003

Trade accounts receivable	1,429	1,288
Less valuation allowance	(21)	(16)

Total	1,408	1,272

Bad debt expense amounted in 2004 to $5 million. In 2003, the Company decreased its valuation allowance and recorded income of $10 million. In 2002, bad debt expense amounted to $3 million. In 2004, 2003 and 2002, one customer, the Nokia group of companies, represented 17.1%, 17.9% and 17.6% of consolidated net revenues, respectively.

7.	Inventories, net

Inventories, net of reserves consisted of the following:

	December 31,	December 31,
	2004	2003

Raw materials	70	50
Work-in-process	874	768
Finished products	400	311

Total	1,344	1,129

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8.	Other receivables and assets

Other receivables and assets consisted of the following:

	December 31,	December 31,
	2004	2003

Receivables from government agencies	212	194
Taxes and other government receivables	143	72
Advances to suppliers	3	4
Advances to employees	16	11
Prepaid expenses	88	162
Sundry debtors	85	83
Foreign exchange forward contracts	200	38
Other	38	52

Total	785	616

Receivables from government agencies relate to research and development contracts, industrialization contracts and capital investment projects.

9.	Goodwill

Changes in the carrying amount of goodwill were as follows:

	Telecommunications,
	Peripherals and		Consumer and
	Automotive	Memory Products	Microcontroller	Other	Total

December 31, 2002	101	20	32	6	159
Acquisitions:
PWI		33			33
Tioga	6				6
Incard		30			30
Synad	34				34
Alcatel Microelectronics purchase price adjustment	2				2
Foreign currency translation		2	1		3

December 31, 2003	143	85	33	6	267

Synad purchase price adjustment	(1)				(1)
TouchChip spin-off				(3)	(3)
Foreign currency translation		3	(2)		1

December 31, 2004	142	88	31	3	264

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10.	Intangible assets

Intangible assets consisted of the following:

	December 31, 2004

		Accumulated
	Gross Cost	Amortization	Net Cost

Technologies & licenses	409	(233)	176
Internally developed software	104	(37)	67
Purchased software	148	(100)	48

Total	661	(370)	291

	December 31, 2003

		Accumulated
	Gross Cost	Amortization	Net Cost

Technologies & licenses	378	(156)	222
Internally developed software	78	(22)	56
Purchased software	120	(73)	47

Total	576	(251)	325

The aggregate amortization expense in 2004, 2003 and 2002 was $112 million, $103 million and $67 million, respectively.

The estimated amortization expense of the existing intangible assets for the following years is:

Year

2005	112
2006	92
2007	56
2008	24
2009	5
Thereafter	2

Total	291

11.	Property, plant and equipment

Property, plant and equipment consisted of the following:

	December 31, 2004

		Accumulated
	Gross Cost	Depreciation	Net Cost

Land	93	—	93
Buildings	1,021	(250)	771
Capitalized leases	66	(31)	35
Facilities & leasehold improvements	2,763	(1,187)	1,576
Machinery and equipment	12,898	(8,581)	4,317
Computer and R&D equipment	516	(382)	134
Other tangible fixed assets	125	(108)	17
Construction in progress	499	—	499

Total	17,981	(10,539)	7,442

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	December 31, 2003

		Accumulated
	Gross Cost	Depreciation	Net Cost

Land	84	—	84
Buildings	955	(211)	744
Capitalized leases	61	(24)	37
Facilities & leasehold improvements	2,368	(892)	1,476
Machinery and equipment	10,688	(6,828)	3,860
Computer and R&D equipment	449	(330)	119
Other tangible fixed assets	121	(92)	29
Construction in progress	271	—	271

Total	14,997	(8,377)	6,620

The depreciation charge in 2004, 2003 and 2002 was $1,725 million, $1,505 million and $1,315 million, respectively.

12.	Available-for-sale marketable securities

During 2003, the Company has classified certain marketable securities as available-for-sale, which relate to equity securities held as strategic investments in various companies. These marketable securities consisted of the following:

	December 31, 2003

		Unrealized	Unrealized
	Cost	gain	loss	Fair value

Equity securities – non-current	1	3	—	4

During 2004, all available-for-sale securities were sold. For fiscal years 2004, 2003 and 2002, gross realized gains associated with the sale of the marketable securities were $5 million, $16 million and $1 million, respectively.

13.	Investments and other non-current assets

Investments and other non-current assets consisted of the following:

	December 31,	December 31,
	2004	2003

Equity-method investments (see Note 5)	6	—
Cost investments	34	38
Deposits and long-term receivables related to funding	69	44
Debt issuance costs, net	8	17

Total	117	99

The Company entered into a joint venture agreement in 2002 with Dai Nippon Printing Co, Ltd for the development and production of photomask in which the Company holds a 19% interest. The joint venture, DNP Photomask Europe S.p.A, was initially capitalized with the Company’s contribution of €2 million of cash. Dai Nippon Printing Co, Ltd contributed €8 million of cash for an 81% interest. In the event of the liquidation of the joint-venture, the Company is required to repurchase the land at cost, and the facility at 10% of its net book value, if no suitable buyer is identified. No provision for this obligation has been registered so far. At December 31, 2004, the Company’s total contribution to the joint venture is $10 million. The Company continues to maintain its 19% ownership of the joint venture, and therefore continues to account for this investment under the cost method.

The Company has identified the joint venture relationship as a Variable Interest Entity (VIE), but has determined that it is not the primary beneficiary of the VIE. The Company estimates that no future loss exposure will result from the joint venture.

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14.	Other payables and accrued liabilities

Other payables and accrued liabilities consisted of the following:

	December 31,	December 31,
	2004	2003

Taxes other than income taxes	68	55
Salaries and wages	261	235
Social charges	120	105
Advances received on government fundings	25	32
Commercial rebates	3	21
Royalties payable	2	32
Foreign exchange forward contracts	109	8
Other	188	205

Total	776	693

Other payables and accrued liabilities are composed of individually insignificant amounts at December 31, 2004 and 2003.

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15.	Retirement plans

The Company and its subsidiaries have a number of defined benefit pension plans covering employees in various countries. The plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. The Company uses a December 31 measurement date for the majority of its plans. Eligibility is generally determined in accordance with local statutory requirements.

In 2003, pursuant to the adoption of FAS 132R, the Company included all immediately required disclosures as at December 31, 2003. In 2004 the Company evaluated the required disclosures for all its foreign pension plans and included this additional information in its consolidated financial statements as at December 31, 2004. Additionally, certain revisions have been made to the 2003 presentation.

The changes in benefit obligation and plan assets were as follows:

	December 31,	December 31,
	2004	2003

Change in benefit obligation:
Benefit obligation at beginning of year	249	192
Service cost	18	14
Interest cost	13	10
Benefits paid	(6)	(2)
Actuarial losses	—	11
Foreign currency translation adjustments	15	22
Other	(3)	2

Benefit obligation at end of year	286	249

Change in plan assets:
Plan assets at fair value at beginning of year	150	109
Actual return on plan assets	11	17
Employer and participant contributions	19	13
Benefits paid	(6)	(2)
Actuarial losses	(2)	—
Foreign currency translation adjustments	9	13

Plan assets at fair value at end of year	181	150

Funded status	(105)	(99)
Unrecognized prior service cost	(3)	4
Unrecognized transition obligation	(1)	(2)
Unrecognized actuarial loss	60	65

Net amount recognized	(49)	(32)

Net amount recognized in the balance sheet consisted of the following:
Prepaid benefit cost	2	2
Accrued benefit liability	(93)	(73)
Intangible asset	1	2
Accumulated other comprehensive income	41	37

Net amount recognized	(49)	(32)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $251 million, $216 million and $147 million, respectively, as of December 31, 2004 and $222 million, $186 million and $124 million, respectively, as of December 31, 2003.

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The weighted average assumptions used in the determination of the benefit obligations were as follows:

	Year ended	Year ended
	December 31,	December 31,
Assumptions	2004	2003

Discount rate	5.02%	5.25%
Salary increase rate	3.34%	3.34%

The components of the net periodic benefit cost included the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2004	2003	2002

Service cost	18	14	11
Interest cost	13	10	9
Expected return on plan assets	(11)	(7)	(8)
Amortization of unrecognized transition obligation	—	—	—
Amortization of net loss	8	2	1
Amortization of prior service cost	1	1	1

Net periodic benefit cost	29	20	14

The weighted average assumptions used in the determination of the net periodic benefit cost for the pension plans were as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
Assumptions	2004	2003	2002

Discount rate	5.25%	5.58%	5.76%
Salary increase rate	3.34%	3.45%	3.56%
Expected long-term rate of return on funds	6.44%	6.75%	7.08%

The discount rate was determined by comparison against long-term corporate bond rates and discount rates used by similar companies. In developing the expected long-term rate of return on assets, the Company considered the pensions portfolio’s past average rate of earnings, discussions with portfolio managers and comparisons with similar companies.

The Company pension plan asset allocation at December 31, 2004 and 2003 and target allocation for 2005 are as follows:

	Target	Percentage of Plan Assets at
	allocation	December

Asset Category	2005	2004	2003

Equity securities	57%	59%	41%
Fixed income securities	39%	38%	55%
Real estate	2%	2%	2%
Other	2%	1%	2%

Total	100%	100%	100%

The Company’s investment strategy for its pension plans is to maximize the long-term rate of return on plan assets with an acceptable level of risk in order to minimize the cost of providing pension benefits while maintaining adequate funding levels. The Company’s practice is to periodically conduct a strategic review of its assets allocation strategy. A portion of the fixed income allocation is reserved in short-term cash to provide for expected benefits to be paid. The Company’s equity portfolios are managed in such a way as to achieve optimal diversity. The Company does not manage any assets internally and does not utilize hedging, future or derivative instruments.

After considering the funded status of the Company’s defined benefit plans, movements in the discount rate, investment performance and related tax consequences, the Company may choose to make contributions to

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its pension plans in any given year. The Company contributions to plan assets were $17 million and $12 million in 2004 and 2003 respectively. The Company expects to contribute cash of $20 million in 2005.

The Company’s estimated future benefit payments as of December 31, 2004 are as follows:

Estimated
future benefit
Year	payments

2005	11
2006	7
2007	7
2008	8
2009	8
From 2010 to 2014	58

Total	99

The Company also has defined contribution pension plans, which provide retirement and other service benefits to certain of its employees. The benefits accrued to the employees on a pro-rata basis, adjusted for inflation, during their employment period are based on the individuals’ salaries. As of December 31, 2004 and 2003, the Company accrued $200 million and $174 million, respectively, for these defined contribution pension plans. The annual cost of these plans amounted to approximately $60 million, $51 million and $53 million in 2004, 2003 and 2002, respectively.

16.	Long-term debt

Long-term debt consisted of the following:

	December 31,	December 31,
	2004	2003

Bank loans:
2.52% (weighted average), due 2007, fixed interest rate	153	147
2.46% (weighted average), due 2006, floating interest rate at Libor + 0.30	105	146
3.90% (weighted average), due 2007, variable interest rate	44	55

Funding program loans:
1.09% (weighted average), due 2009, fixed interest rate	102	87
0.83% (weighted average), due 2017, fixed interest rate	55	—
3.43% (weighted average), due 2012, fixed interest rate	14	14
5.35% (weighted average), due 2006, fixed interest rate	13	20

Capital leases:
4,79%, due 2011, fixed interest rate	35	37

Convertible debt:
2.44% Liquid Yield Option Notes (LYONs) due 2009	—	799
3.75% convertible bonds due 2010	—	366
-0.50% convertible bonds due 2013	1,379	1,379

Total long-term debt	1,900	3,050
Less current portion	133	106

Total long-term debt, less current portion	1,767	2,944

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Long-term debt is denominated in the following currencies:

	December 31,	December 31,
	2004	2003

U.S. dollar	1,404	2,574
Euro	324	304
Singapore dollar	153	148
Other	19	24

Total	1,900	3,050

Aggregate future maturities of long-term debt outstanding are as follows:

December 31,
2004

2005	133
2006	145
2007	115
2008	29
2009	27
Thereafter	1,451

Total	1,900

In September 1999, the Company issued $919 million principal amount at maturity of zero-coupon subordinated convertible notes (LYONs), due 2009 bearing an interest rate of 2.44%, for net proceeds of $708 million. The notes were convertible at any time by the holders at the rate of 26.292 shares of the Company’s common stock for each one thousand dollar face value of the notes. On September 22, 2004, according to the one-time optional redemption right of holders, the Company was required to redeem approximately $910 million nominal value of its outstanding LYONs, or 99% of the total issuance, for approximately $806 million in cash. The Company redeemed the remaining outstanding notes amounting to $7 million for cash at their accreted value in the last quarter of 2004.

In November 2000, the Company issued $2,146 million principal amount at maturity of zero-coupon unsubordinated convertible bonds, due 2010 bearing an interest rate of 3.75%, for net proceeds of $1,458 million. The bonds were convertible at any time by the holders at the rate of 9.32 shares of the Company’s common stock for each one thousand dollar face value of the bonds. In 2003, the Company repurchased on the market approximately $1,674 million aggregate principal amount at maturity for a total cash amount of $1,304 million. In 2004, the Company completed the repurchase of the remaining bonds for a total cash amount of $375 million. See Note 23.

In August 2003, the Company issued $1,332 million principal amount at maturity of zero coupon unsubordinated convertible bonds due 2013. The bonds were issued with a negative yield of 0.5% that resulted in a higher principal amount at issuance of $1,400 million and net proceeds of $1,386 million. The negative yield through the first redemption right of the holder totals $21 million and has been recorded in capital surplus. The bonds are convertible at any time by the holders at the rate of 29.9144 shares of the Company’s common stock for each one thousand dollar face value of the bonds. The holders may redeem their convertible bonds on August 5, 2006 at a price of $985.09, on August 5, 2008 at $975.28 and on August 5, 2010 at $965.56 per one thousand dollar face value of the notes. At any time from August 20, 2006 the Company may redeem for cash at their negative accreted value all or a portion of the convertible bonds subject to the level of the Company’s share price.

Credit facilities

The Company has revolving line of credit agreements with several financial institutions totalling $1,541 million at December 31, 2004. At December 31, 2004, amounts available under the lines of credit were reduced by borrowings of $58 million at an average interest rate of 2.29%.

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17.	Shareholders’ equity

	17.1	Outstanding shares

The authorized share capital of the Company is EUR 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of EUR 1.04. As of December 31, 2004 the number of shares of common stock issued was 905,308,997 shares (902,769,734 at December 31, 2003).

As of December 31, 2004 the number of shares of common stock outstanding was 891,908,997 (889,369,734 at December 31, 2003).

17.2	Preference shares

The 540,000,000 preference shares entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation. The Company holds an option agreement with STMicroelectronics Holding II B.V. in order to protect the Company from a hostile takeover or other similar action. The option agreement provides for 540,000,000 preference shares to be issued to STMicroelectronics Holding II B.V. upon their request based on approval by the Company’s Supervisory Board. STMicroelectronics Holding II B.V. would be required to pay at least 25% of the par value of the preference shares to be issued, and to retain ownership of at least 30% of the Company’s issued share capital. There were no preference shares issued as of December 31, 2004. An amendment has been signed in November 2004 which reduced the threshold required for STMicroelectronics Holding II B.V. to exercise its preference shares of the Company down to 19% issued share capital from the previous at least 30%.

17.3	Treasury shares

As of December 31, 2004 13,400,000 shares of common stock totalling $348 million have been repurchased and reflected at cost as a reduction of shareholders’ equity. No treasury shares were acquired in 2003 and 2004. The repurchased shares have been designated to be used for the Company’s most recent employee stock option plan.

17.4	Stock option plans

In 1995, the Shareholders voted to adopt the 1995 Employee Stock Option Plan (the ‘‘1995 Plan’’) whereby options for up to 33,000,000 shares may be granted in installments over a five-year period. Under the 1995 Plan, the options may be granted to purchase shares of common stock at a price not lower than the market price of the shares on the date of grant. Under the 1995 Plan, at December 31, 2004, 12,922,297 of the granted options outstanding vest 50% after three years and 50% after four years following the date of the grant; 6,666,530 of the granted options vest 32% after two years, 32% after three years and 36% after four years following the date of the grant. The options expire 10 years after the date of grant.

In 1996, the Shareholders voted to adopt the Supervisory Board Option Plan whereby each member of the Supervisory Board was eligible to receive, during the three-year period 1996-1998, 18,000 options for 1996 and 9,000 options for both 1997 and 1998, to purchase shares of common stock at the closing market price of the shares on the date of the grant. In the same three-year period, the professional advisors to the Supervisory Board were eligible to receive 9,000 options for 1996 and 4,500 options for both 1997 and 1998. Under the Plan, the options vest over one year and are exercisable for a period expiring eight years from the date of grant.

In 1999, the Shareholders voted to renew the Supervisory Board Option Plan whereby each member of the Supervisory Board may receive, during the three-year period 1999-2001, 18,000 options for 1999 and 9,000 options for both 2000 and 2001, to purchase shares of capital stock at the closing market price of the shares on the date of the grant. In the same three-year period, the professional advisors to the Supervisory Board may receive 9,000 options for 1999 and 4,500 options for both 2000 and 2001. Under the Plan, the options vest over one year and are exercisable for a period expiring eight years from the date of grant.

In 2001, the Shareholders voted to adopt the 2001 Employee Stock Option Plan (the ‘‘2001 Plan’’) whereby options for up to 60,000,000 shares may be granted in installments over a five-year period. The options may be granted to purchase shares of common stock at a price not lower than the market price of the shares on the date of grant. Under the 2001 Plan at December 31, 2004, 3,241,395 of the granted options outstanding vest 50% after one year and 50% after two years following the date of the grant; 41,831,485 of the granted options vest 32% after two years, 32% after three years and 36% after four years following the date of the grant. The options expire ten years after the date of grant.

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In 2002, the Shareholders voted to adopt a Stock Option Plan for Supervisory Board Members and Professionals of the Supervisory Board. Under this plan, 12,000 options can be granted per year to each member of the Supervisory Board and 6,000 options per year to each professional advisor to the Supervisory Board. Options will vest 30 days after the date of grant. The options expire ten years after the date of grant. As at December 31, 2004, 762,500 of the granted options were outstanding.

A summary of stock option activity for the plans for the three years ended December 31, 2004, 2003 and 2002 follows:

		Price Per Share

	Number of		Weighted
	Shares	Range	Average

Outstanding at December 31, 2001	34,671,601	$6.04 - $62.01	$32.22
Options granted:
2001 Plan	13,751,393	$20.02 - $33.70	$30.88
Supervisory Board Plan	132,000	$31.11	$31.11
Options cancelled	(1,124,788)	$6.04 - $62.01	$36.21
Options exercised	(612,445)	$6.04 - $24.88	$10.88

Outstanding at December 31, 2002	46,817,761	$6.04 - $62.01	$32.01

Options granted:
2001 Plan	11,976,310	$19.18 - $25.90	$19.35
Supervisory Board Plan	132,000	$19.18	$19.18
Options cancelled	(898,456)	$6.04 - $62.01	$37.09
Options exercised	(1,258,318)	$6.04 - $24.88	$10.04

Outstanding at December 31, 2003	56,769,297	$6.04 - $62.01	$29.71

Options granted:
2001 Plan	12,365,280	$17.08 - $27.21	$22.66
Supervisory Board Plan	132,000	$22.71	$22.71
Options cancelled	(1,304,969)	$6.04 - $62.01	$29.20
Options exercised	(2,537,401)	$6.04 - $24.88	$8.93

Outstanding at December 31, 2004	65,424,207	$6.04 - $62.01	$29.18

Stock options exercisable were as follows:

	December 31,	December 31,	December 31,
	2004	2003	2002

Options exercisable	32,212,680	23,338,811	15,277,776
Weighted average exercise price	$33.84	$28.87	$22.49

The weighted average remaining contractual life of options outstanding as of December 31, 2004, 2003 and 2002 was 6.3, 6.4 and 6.5 years, respectively.

The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options outstanding as of December 31, 2004 were as follows:

			Weighted
		Weighted	average
Number of	Option price	average	remaining
shares	range	exercise price	contractual life

5,064,427	$12.03 - $17.08	$13.14	1.5 years
31,930,324	$19.18 - $24.88	$22.03	7.2 years
272,474	$25.90 - $29.70	$27.20	8.4 years
21,503,822	$31.09 - $44.00	$34.37	6.9 years
6,653,160	$50.69 - $62.01	$59.08	3.6 years

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The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options exercisable as of December 31, 2004 were as follows:

			Weighted
		Weighted	average
Number of	Option price	average	remaining
shares	range	exercise price	contractual life

4,889,037	$12.03 - $17.08	$13.00	1.2 years
8,555,722	$19.18 - $24.88	$24.74	2.9 years
44,751	$25.90 - $29.70	$29.63	6.8 years
12,070,010	$31.09 - $44.00	$34.85	6.8 years
6,653,160	$50.69 - $62.01	$59.08	3.6 years

17.5      Employee share purchase plans

In 2002 and 2003, the Company offered to certain of its employees worldwide the right to acquire shares of capital stock. No employee share purchase plan was offered in 2004:

	Number of	Price per share		Discount from
	shares offered			the market	Number of
	per employee	In U.S. Dollars	In Euro	price	shares issued

July 2002	529	23.59	24.94	15%	461,164
December 2002	402	20.58	20.78	15%	749,819
June 2003	309	17.91	15.51	15%	587,862

17.6      Accumulated other comprehensive income (loss)

The accumulated balances related to each component of other comprehensive income (loss) were as follows:

	Foreign	Unrealized		Minimum	Accumulated
	currency	gain on	Unrealized	pension	other
	translation	available-for-	gain on	liability	comprehensive
	income (loss)	sale securities	derivatives	adjustment	income (loss)

Balance as of December 31, 2001	(857)	—	—	(12)	(869)
Other comprehensive income (loss), net of tax	631	1	—	(21)	611
Balance as of December 31, 2002	(226)	1	—	(33)	(258)
Other comprehensive income (loss), net of tax	880	2	—	(1)	881
Balance as of December 31, 2003	654	3	—	(34)	623
Other comprehensive income (loss), net of tax	437	(3)	59	0	493

Balance as of December 31, 2004	1,091	0	59	(34)	1,116

17.7      Dividends

In 2004, the Company paid a cash dividend of $0.12 per share for a total amount of $107 million. In 2003 and 2002, the Company paid cash dividends of $0.08 and $0.04 per share, totalling $71 million and $36 million respectively.

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18.	Earnings per share

For the years ended December 31, 2004, 2003 and 2002, earnings per share (‘‘EPS’’) was calculated as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2004	2003	2002

Basic EPS
Net income	601	253	429
Weighted average shares outstanding	891,192,542	888,152,244	887,577,627
Basic EPS	0.67	0.29	0.48
Diluted EPS
Net income	601	253	429
Convertible debt interest, net of tax	4	2	—

Net income adjusted	605	255	429
Weighted average shares outstanding	891,192,542	888,152,244	887,577,627
Dilutive effect of stock options	2,038,369	7,059,127	5,459,155
Dilutive effect of convertible debt	41,880,160	41,880,160	—

Number of shares used in calculating diluted EPS	935,111,071	937,091,531	893,036,782
Diluted EPS	0.65	0.27	0.48

At December 31, 2004, 2003 and 2002, outstanding stock options included anti-dilutive shares totalling 63,385,838 shares, 49,710,170 shares and 41,358,606 shares, respectively.

19.	Other revenues

Other revenues consisted of the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2004	2003	2002

Co-development contract fees	—	—	47
License revenue and patent royalty income	4	4	1

Total	4	4	48

20.	Other income and expenses, net

Other income and expenses, net consisted of the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2004	2003	2002

Research and development funding	84	76	76
Start-up costs	(63)	(55)	(57)
Exchange gain, net	33	5	17
Patent claim costs	(37)	(29)	(8)
Gain on sale of non-current assets	6	17	3
Other, net	(13)	(18)	(24)

Total	10	(4)	7

Patent litigation costs include legal and attorney fees and payment of claims, and patent pre-litigation costs are composed of consultancy fees and legal fees. Patent litigation costs are costs incurred in respect of pending litigation. Patent pre-litigation costs are costs incurred to prepare for licensing discussions with third parties with a view to concluding an agreement. Litigation may occur if such discussions are unsuccessful. In 2004, patent litigation costs and patent pre-litigation costs amounted to $31 million and $6 million respectively. In 2003, patent litigation costs amounted to $24 million, including a $10 million provision for probable losses in connection with a dispute with a competitor, which was settled in 2004. Patent pre-litigation costs amounted to $5 million in 2003.

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21.	Impairment, restructuring charges and other related closure costs

During the third quarter of 2003, the Company commenced a plan to restructure its 150mm fab operations and part of its back-end operations in order to improve cost competitiveness. The 150mm restructuring plan focuses on cost reduction by migrating a large part of European and U.S. 150mm production to Singapore and by upgrading production to a finer geometry 200mm wafer fabs. The plan includes the discontinuation of the production of Rennes (France), the closure as soon as operationally feasible of the 150mm wafer pilot line in Castelletto (Italy) and the downsizing by approximately one-half of the 150mm wafer fab in Carrollton, Texas. Furthermore, the 150mm wafer fab production in Agrate (Italy) and Rousset (France) will be gradually phased-out in favor of 200mm wafer ramp-ups at existing facilities in these locations, which will be expanded or upgraded to accommodate additional finer geometry wafer capacity.

Impairment, restructuring charges and other related closure costs incurred in 2004 and 2003 are summarized as follows:

	Year ended December 31, 2004

				Total
				impairment,
				restructuring
				charges and
		Restructuring	Other related	other related
	Impairment	charges	closure costs	closure costs

150mm fab operations	—	(28)	(32)	(60)
Back-end operations	—	(1)	(3)	(4)
Intangible assets and investments	(8)	—	—	(8)
Other	—	(4)	—	(4)

Total	(8)	(33)	(35)	(76)

	Year ended December 31, 2003

				Total
				impairment,
				restructuring
				charges and
		Restructuring	Other related	other related
	Impairment	charges	closure costs	closure costs

150mm fab operations	(140)	(32)	(1)	(173)
Back-end operations	(15)	(2)	—	(17)
Intangible assets and investments	(6)	—	—	(6)
Other	—	(9)	—	(9)

Total	(161)	(43)	(1)	(205)

Impairment charges

During the year 2004, impairment charges were incurred relating to $5 million for purchased technologies primarily associated with the Telecommunications, Peripherals and Automotive segment (‘‘TPA’’) that were determined to be obsolete and $3 million for financial assets with other-than-temporary losses based on the valuations used for additional third party financing in the underlying investment. In 2003, the Company incurred impairment charges as follows:

–	$133 million on certain property and equipment used in its 150mm fab operations, based on the discounted expected future cash flows of the assets and market quotations for the facilities in Castelletto (Italy);

–	$7 million fair market adjustment on the Rancho Bernardo, California, based on market quotations under the held-for-sale model. This impairment charge was unrelated to the Company’s plan to restructure its 150mm fab facilities, but was the consequence of a deterioration in real estate market conditions for this type of facility. The facility was sold in 2004 for approximately its carrying value;

–	$15 million on the planned closure of a back-end building facility based on a market quotation;

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–	$3 million related to certain purchased technologies identified to be obsolete and;

–	$3 million for contractually committed future capital contributions to SuperH Inc., the joint venture formed with Renesas Technology Corp.

All fabrication sites affected by the restructuring plan are owned by the Company and, with the exception of the Rancho Bernardo, California facility, were assessed for impairment using the held-for-use model defined in Statement of Financial Accounting Standards No. 144, Accounting for the impairment or disposal of long-term assets (‘‘FAS 144’’), since these facilities did not satisfy all of the criteria required for held-for-sale status, as set forth in FAS 144.

Restructuring charges and other related closure costs

Provisions for restructuring charges and other related closure costs in 2004 are summarized as follows:

	150mm fab operations
						Total restructuring
		Other related		Back-end		and other related
	Restructuring	closure costs	Total	operations	Other	closure costs

Provision as at December 31, 2002	—	—	—	—	—	—

Charges incurred in 2003	32	1	33	2	9	44
Amounts paid	—	—	—	(2)	(6)	(8)
Currency translation effect	2	—	2	—	—	2

Provision as at December 31, 2003	34	1	35	—	3	38

Charges incurred in 2004	28	32	60	4	4	68
Amounts paid	(28)	(32)	(60)	(4)	(4)	(68)
Currency translation effect	2	—	2	—	—	2

Provision as at December 31, 2004	36	1	37	—	3	40

150mm fab operations:

Restructuring charges in 2004 primarily related to $28 million in estimated one-time involuntary termination benefits and $32 million of other charges associated with the closure and transfers of production for the following sites: Rennes (France) for $49 million of which $25 million associated with the termination plan formally communicated to the employees in March 2004; Carrollton (USA) for $3 million; Rousset (France) for $5 million and Agrate (Italy) for $3 million.

In 2003, the Company accrued for restructuring charges and other related closures costs of $33 million, mainly related to one-time termination benefits the Company was obliged to pay to the employees of the fab plant in Rennes (France).

Back-end operations:

During the year 2004, equipment transfer costs amounting to $3 million were paid for back-end sites in Morocco, as well as $1 million paid for one-time involuntary termination benefits. In 2003, certain involuntary termination payments were made for the partial restructuring of the back-end sites in Morocco.

Other:

During the year 2004, charges totalling $4 million were paid by the Company, mainly for a voluntary termination benefit program. In 2003, certain payments were made for voluntary termination benefits in France totalling $6 million and amounts accrued for lease contract terminations in the United States totalling $3 million.

During 2004, nearly all the amounts accrued at December 31, 2003 were paid. The accrued amounts as of December 31, 2004 are expected to be paid in 2005.

The total plan of impairment and restructuring costs for the front-end and back-end reorganization is estimated to be approximately $350 million pre-tax (or $240 million after-tax), of which $281 million has been incurred as of December 31, 2004 ($76 million in 2004 and $205 million in 2003). The restructuring plan and related manufacturing initiatives are expected to be largely completed by mid-2006. The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

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22.	Interest expense, net
Interest expense, net consisted of the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2004	2003	2002

Income	41	37	49
Expense	(44)	(89)	(117)

Total	(3)	(52)	(68)

Capitalized interest was $3 million, $2 million and $3 million, in 2004, 2003 and 2002, respectively.

23.	Loss on extinguishment of convertible debt

In 2004, the Company repurchased on the market all of the remaining 3.75% zero coupon convertible bonds due 2010 for a cash amount totalling $375 million. The repurchased convertible bonds were equivalent to 4,403,075 shares and were cancelled. In relation to this repurchase, the Company recorded a non-operating pre-tax charge in 2004 of $4 million, of which $3 million related to the price paid in excess of the repurchased convertible bonds accreted value and $1 million related to the write-off of the related bond issuance costs.

In 2003, the Company repurchased on the market approximately $1,674 million aggregate principal amount at maturity of the 3.75% zero coupon convertible bonds due 2010. The total cash amount paid was approximately $1,304 million. The repurchased convertible bonds were equivalent of 15,596,824 shares and were cancelled. In relation to these repurchases, the Company recorded a one-time non-operating pre-tax charge in 2003 of $39 million, of which $30 million related to the price paid in excess of the repurchased convertible bond’s accreted value and $9 million related to the write-off of bond issuance costs.

24.	Income tax
Income before income tax expense is comprised of the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2004	2003	2002

Income (loss) recorded in The Netherlands	12	15	(1)
Income from foreign operations	660	227	523

Income before income tax expense	672	242	522

STMicroelectronics N.V. and its subsidiaries are individually liable for income taxes in their jurisdictions. Tax losses can only offset profits generated by the taxable entity incurring such loss.

Income tax benefit (expense) is comprised of the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2004	2003	2002

The Netherlands taxes – current	(6)	(4)	25
Foreign taxes – current	(52)	(81)	(100)

Current taxes	(58)	(85)	(75)
Foreign deferred taxes	(10)	99	(14)

Income tax benefit (expense)	(68)	14	(89)

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The principal items comprising the differences in income taxes computed at The Netherlands statutory rate (34.5%) and the effective income tax rate are the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2004	2003	2002

Income tax expense computed at statutory rate	(232)	(83)	(183)
Permanent and other differences	(11)	(3)	(32)
Change in valuation allowances	—	(1)	(1)
Impact of final tax assessments relating to prior years	3	6	27
Effects of change in enacted tax rate on deferred taxes..	18	—	—
Current year credits	28	12	9
Other tax and credits	(3)	(5)	(3)
Benefits from tax holidays	77	67	62
Earnings of subsidiaries taxed at different rates	52	21	32

Income tax benefit (expense)	(68)	14	(89)

     The tax holidays represent a tax exemption period aimed to attract foreign technological investment in certain tax jurisdictions. The effect of the tax benefits on basic earnings per share was $0.09, $0.07 and $0.06 for the years ended December 31, 2004, 2003 and 2002, respectively. These agreements are present in various countries and include programs that reduce up to and including 100% of taxes in agreed upon years. The Company’s tax holidays expire at various dates through the year ending December 31, 2013.

Deferred tax assets and liabilities consisted of the following:

	December 31,	December 31,
	2004	2003

Tax loss carryforwards and investment credits	162	141
Inventory valuation	16	27
Impairment charges and restructuring	35	79
Fixed asset depreciation in arrears	72	52
Receivables for government funding	69	40
Tax allowance granted on past capital investment	765	627
Pension service costs	13	11
Commercial accruals	15	11
Other temporary differences	45	40

Total deferred tax assets	1,192	1,028
Valuation allowances	(855)	(709)

Deferred tax assets, net	337	319

Accelerated fixed assets depreciation	(147)	(172)
Acquired intangible assets	(6)	(3)
Advances of government funding	(37)	(23)
Other temporary differences	(28)	(17)

Deferred tax liabilities	(218)	(215)

Net deferred income tax asset	119	104

The tax allowance granted on past capital investments mainly relates to a 2003 agreement granting the Company certain tax credits for capital investments purchased through the year ending December 31, 2006 at the earliest. The tax credits granted under the agreement will continue to increase by a legal inflationary index of 7% per annum. The credits may be utilized through 2022, at which time any unused amounts will be lost. In addition to this agreement, the Company will continue to receive tax credits on future years’ capital investments, which may be used to offset that years’ tax liabilities. Additionally, the amounts previously reported for 2003 have been revised to reflect improved estimates of the actual credits earned under the agreement as of December 31, 2003. However, the inability to utilize these credits currently and in future years, results in a full valuation allowance taken against the revised figures. As a result, there is no financial impact to the net deferred tax assets of the Company.

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Tax loss carryforwards include $37 million in net operating losses acquired in business combinations, which continue to be fully provided for at December 31, 2004. Any eventual use of these tax loss carryforwards would result in a reduction of the goodwill recorded in the original business combination.

As of December 31, 2004, the Company and its subsidiaries have net operating loss carryforwards and investment credits that expire starting 2005, as follows:

Year

2005	15
2006	8
2007	1
2008	—
Thereafter	138

Total	162

25.	Commitments

The Company’s commitments as of December 31, 2004 were as follows:

	Total	2005	2006	2007	2008	2009	Thereafter

	(in millions of dollars)
Operating leases	273	45	37	28	24	17	122
Purchase obligations	881	842	36	3	0	0	0
Of which:
Equipment purchase	568	568	0	0	0	0	0
Foundry purchase	176	176	0	0	0	0	0
Software, technology licenses and design	137	98	36	3	0	0	0
Joint Venture Agreement with
Hynix Semiconductor Inc.	250	125	125	0	0	0	0
Other obligations	168	73	49	36	3	2	5

Total	1,572	1,085	247	67	27	19	127

The Company leases land, buildings, plants, and equipment under operating leases that expire at various dates under non-cancellable lease agreements. Operating lease expense was $45 million, $54 million and $37 million in 2004, 2003 and 2002, respectively.

The Company and Hynix Semiconductor signed on November 16, 2004 a joint-venture agreement to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China. The conditions for the inception of the new company were not met at December 31, 2004. The Company expects to record the investment under the equity method in 2005. In addition the Company is committed to grant a loan of $250 million to the new joint venture.

Other obligations primarily relate to contractual firm commitments with respect to cooperation agreements.

Other commitments

The Company has issued guarantees totalling $326 million related to its subsidiaries’ debt.

26.	Contingencies

The Company is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company not covered by insurance, breach of contract claims, claims for unauthorized use of third party intellectual property, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted

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based on the most current information available to the Company. Adverse changes in evaluations which result in adverse determinations with respect to the interests of the Company could have a material negative effect on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

27.	Claims and legal proceedings

The Company has received and may in the future receive communications alleging possible infringements, in particular in case of patents and similar intellectual property rights of others. Furthermore, the Company may become involved in costly litigation brought against the Company regarding patents, mask works, copy rights, trade marks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to license the underlying intellectual property right at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows or financial position and ability to compete.

The Company is involved in various lawsuits, claims, investigations and proceedings incidental to the normal conduct of its operations, other than external patent utilization. These matters mainly include the risks associated with claims from customers or other parties and tax disputes. The Company has accrued for these loss contingencies when the loss is probable and can be estimated. The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.

During 2004, the Company has settled certain disputes with respect to claims and litigation relating to possible infringements of patents and similar intellectual property rights of others. An accrual of $10 million had been established at December 31, 2003 for such claims, which will be paid in the first quarter of 2005 in accordance with the final settlement. No additional accrual has been recorded in 2004 since no other risks were estimated to result in a probable loss.

28.	Financial instruments and risk management

The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. Market risk is the uncertainty to which future earnings or asset/liability values are exposed due to operating cash flows denominated in foreign currencies and various financial instruments used in the normal course of operations.

Treasury activities are regulated by the Company’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to currency rates and interest rates. Treasury controls include systematic reporting to the Chief Executive Officer and are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from head treasury office. The majority of cash and cash equivalents are held in U.S. dollars and are placed with financial institutions rated ‘‘A’’ or higher. Marginal amounts are held in other currencies. Foreign currency operations and hedging transactions are performed only to cover commercial positions.

28.1      Foreign Currency Risk

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates.

Foreign Currency Forward Contracts Not Designated as a Hedge

The Company enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries. These include receivables from international sales by various subsidiaries in foreign currencies, payables for foreign currency denominated purchases and certain other assets and liabilities arising in intercompany transactions.

The notional amount of these foreign currency forward contracts totalled $7,013 million and $1,568 million at December 31, 2004 and 2003, respectively. The principal currencies covered are the U.S. dollar, the Euro, the Singapore dollar and the Japanese yen.

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The risk of loss associated with purchased options is limited to premium amounts paid for the option contracts. The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled. At December 31, 2004 and 2003, no currency options were outstanding.

Foreign currency forward contracts not designated as a hedge outstanding as of December 31, 2004 have remaining terms of 4 days to seven months, maturing on average after 88 days.

Cash Flow Hedges

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedged in 2004 certain euro-denominated forecasted transactions that cover at year-end a large part of its research and development, selling, general and administrative expenses, as well as a portion of its front-end manufacturing costs of semi-finished goods.

The notional amount of foreign currency forward contracts designated as cash flow hedges totalled $1,839 million and $0 million at December 31, 2004 and 2003, respectively. The forecasted transactions hedged at December 31, 2004 were determined to be probable of occurrence at December 31, 2004.

As of December 31, 2004, $59 million of deferred gains on derivative instruments, net of tax of $5 million, included in accumulated other comprehensive income are expected to be reclassified as earnings during the next six months based on the monthly forecasted research and development expenses, corporate costs and semi-finished manufacturing costs.

Foreign exchange forward contracts designated as cash flow hedges outstanding as of December 31, 2004 have remaining terms of 19 days to six months, maturing on average after 97 days.

28.2       Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of interest-bearing investments, foreign currency forward contacts and trade receivables. The Company places its cash and cash equivalents and certain other financial instruments with a variety of high credit quality financial institutions and has not experienced any material losses relating to such instruments. The Company invests its excess cash in accordance with its investment policy that aims to minimize credit risk.

The Company controls the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but does not normally require collateral or other security from the parties to financial instruments. At December 31, 2004 and 2003, one customer, the Nokia Group of companies, represented 15.2% and 11.7% of trade accounts receivable, respectively. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. The Company does not anticipate non-performance by counterparties, which could have a significant impact on its financial position or results of operations.

28.3       Fair value of financial instruments

The estimates of fair value were obtained using prevailing financial market information resulting from various valuation techniques.

	2004		2003

	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

Long-term debt
– Bank loans (including current portion)	521	505	506	498
– Convertible debt	1,379	1,326	2,544	2,706
Other receivables and assets
– Foreign exchange forward contracts..	200	200	38	38
Other payables and accrued liabilities
– Foreign exchange forward contracts..	109	109	8	8

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The methodologies used to estimate fair value are as follows:

Cash and cash equivalents, accounts receivable, bank overdrafts, short-term borrowings, accounts payable

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

Long-term debt and current portion of long-term debt

The fair values of long-term debt were determined based on quoted market prices, and by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company’s incremental borrowing rates for similar types of borrowing arrangements.

Foreign exchange forward contracts

The fair values of these instruments are estimated based upon quoted market prices for the same or similar instruments.

29.	Related party transactions

Transactions with significant shareholders, their affiliates and other related parties were as follows:

	December 31,	December 31,	December 31,
	2004	2003	2002

Sales & other services	9	10	1
Research and development expenses	(46)	(34)	(29)
Other purchases	(23)	(9)	(13)
Other incomes and expenses	(25)	(8)	(10)
Accounts receivable	6	2	—
Accounts payable	18	22	11
Other assets	2	—	—

For the years ended December 31, 2004, 2003 and 2002, the related party transactions were primarily with Areva, France Telecom, Finmeccanica, Equant and Orange, which represent significant shareholders of the Company, or their subsidiaries. See Note 1.

In addition the Company participates in an Economic Interest Group (‘‘E.I.G.’’) in France with Areva and France Telecom to share the costs of certain research and development activities, which were not included in the previous table. The share of income (expense) recorded by the Company as research and development expenses incurred by E.I.G. during 2004 amounted to $3 million income, to $0 million in 2003, and to $3 million expense in 2002. At December 31, 2004 and 2003, the Company had a net receivable amount of $1 million.

Furthermore, the Company contributed cash amounts totalling $3 million, $4 million and $2 million for the years ended December 31, 2004, 2003 and 2002, respectively to the ST Foundation, a non-profit organization established to deliver and coordinate independent programs in line with its mission. Certain members of the Foundation’s Board are senior members of the Company’s management.

30.	Segment information

The Company operates in two business areas: Semiconductor and Subsystems.

In the Semiconductor business area, the Company designs, develops, manufactures and markets a broad range of products including discrete, memories and standard commodity components, ASICSs (full custom devices and semicustom devices) and ASSPs for analog, digital, and mixed-signal applications. In addition, following the acquisition of Incard, the Company started the full chain manufacturing of smart card products, which includes the production and sale of chips, as in the past, and of cards. The Company’s principle investment and resource allocation decisions are in the Semiconductor business area for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. The Company manages its semiconductor products in four segments, following the Company’s four main products groups: Telecommunications, Peripherals and Automotive; Discrete and Standard ICs; Memory Products and Consumer and Microcontroller (collectively referred to as the ‘‘Groups’’). Revenues and operating results of

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the manufacturing of the smart card products are included in Memory Products group. The Company manages its revenues and internal operating income performance based on these segments.

In the Subsystems segment, the Company designs, develops, manufactures and markets subsystems and modules for the Telecom, Automotive and Industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to the Company, the Subsystems segment does not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (‘‘FAS 131’’).

The following tables present the Company’s internal net revenues and operating income by semiconductor product segment. For the computation of the Groups’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the Groups including cost of sales, selling, general & administrative expenses and a significant part of R&D expenses. Additionally as per the Company’s rules, certain items of costs are not charged to the Groups, including start-up costs of the new manufacturing facilities, some strategic and special R&D programs, certain corporate level operating expenses, impairment and restructuring charges and other related closure costs as well as certain other miscellaneous charges.

Net revenues by product group
	December 31,	December 31,	December 31,
	2004	2003	2002

Telecommunications, Peripherals and Automotive	3,485	3,268	3,074
Discrete and Standard ICs	1,614	1,224	1,055
Memory Products	1,974	1,358	1,055
Consumer and Microcontroller	1,619	1,321	1,026
Others(1)	68	67	108

Total consolidated net revenues	8,760	7,238	6,318

(1) Includes revenues from sales of subsystems mainly and other products not allocated to product groups.

Operating Income by product group
	December 31,	December 31,	December 31,
	2004	2003	2002

Telecommunications, Peripherals and Automotive	471	550	613
Discrete and Standard ICs	338	142	135
Memory Products	87	(45)	7
Consumer and Microcontroller	130	78	57

Total operating income of product groups	1,026	725	812
Others	(343)	(391)	(211)

Total consolidated operating income	683	334	601

Reconciliation to consolidated operating income:

	December 31,	December 31,	December 31,
	2004	2003	2002

Total operating income of product groups	1,026	725	812
Strategic R&D and other R&D programs	(121)	(61)	(83)
Start-up costs	(63)	(54)	(57)
Impairment & restructuring charges	(76)	(205)	(34)
Subsystems	(1)	2	6
Patents claim costs	(37)	(10)	—
Other non-allocated provisions	(45)	(63)	(43)

Total operating loss Others	(343)	(391)	(211)

Total consolidated operating income	683	334	601

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The following is a summary of operations by entities located within the indicated geographic areas for 2004, 2003 and 2002. Net revenues represent sales to third parties from the country in which each entity is located. Long-lived assets consist of net property and equipment and other intangible assets.

Net revenues

	December 31,	December 31,	December 31,
	2004	2003	2002

The Netherlands	2,702	2,084	1,768
France	359	364	443
Italy	254	219	174
USA	1,262	992	876
Singapore	3,671	3,192	2,358
Japan	403	337	275
Other countries	109	50	424

Total	8,760	7,238	6,318

Long-lived assets

	December 31,	December 31,	December 31,
	2004	2003	2002

The Netherlands	438	478	404
France	2,206	2,205	2,033
Italy	2,216	2,102	1,872
Other European countries	209	219	204
USA	414	413	610
Singapore	1,828	1,149	863
Malaysia	367	389	449
Other countries	319	257	255

Total	7,997	7,212	6,690

31.	Subsequent events

In January 2005, the Company decided to reduce its Access technology products for Customer Premises Equipment (‘‘CPE’’) modem products. This decision is intended to eliminate certain low volume, non-strategic product families whose returns in the current environment do not meet internal targets. This decision could result in potential impairment charges of up to $60 million in the first quarter of 2005 for intangible assets and goodwill related to the CPE product lines and certain additional restructuring charges to be further estimated.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: February 23, 2005	By:	/s/ Pasquale Pistorio

		Name:	Pasquale Pistorio
		Title:	President and Chief Executive Officer

Enclosure: Shareholder materials for STMicroelectronics’ Annual General Meeting of Shareholders (“AGM”) of March 18, 2005, including: (i) AGM Agenda; (ii) Managing Board Report to the AGM; (iii) Supervisory Board Report to the AGM; (iv) Personal data of Proposed sole member of the Managing Board, Carlo Bozotti; Personal data of Proposed COO, Alain Dutheil; Proposed Supervisory Board Member Data Forms; (v) Proposed AGM Resolutions; (vi) Proxy Appointment and Voting Instruction Card; (vii) Compensation Policy; (viii) Dividend and Retained Earnings Policy; (ix) Deed of Amendment to the Articles of Association; (x) Annual Statutory Accounts of STMicroelectronics N.V. (Dutch holding company) for the year ended December 31, 2004 (Dutch GAAP) ; (xi) Consolidated Financial Statements of STMicroelectronics N.V. for the year ended December 31, 2004 (US GAAP).